===============================================================================
                                                             File No. 333-46338


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-6


 REGISTRATION UNDER THE SECURITIES ACT OF 1933                         [ ]

     PRE-EFFECTIVE AMENDMENT NO. ___                                   [ ]

     POST-EFFECTIVE AMENDMENT NO. 3                                    [X]

                                     and/or

 REGISTRATION STATEMENT UNDER THE INVESTMENT
 COMPANY ACT OF 1940                                                   [ ]

       AMENDMENT NO. 3                                                 [X]

                        (Check appropriate box or boxes.)

                        NATIONWIDE VLI SEPARATE ACCOUNT-5
                           (Exact Name of Registrant)



                        NATIONWIDE LIFE INSURANCE COMPANY
                               (Name of Depositor)


                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (614) 249-7111



        PATRICIA R. HATLER, ESQ.               With Copies To:
        SECRETARY                              JOHN S. (SCOTT) KREIGHBAUM, ESQ.
        ONE NATIONWIDE PLAZA                   MICHAEL R. MOSER, ESQ.
        COLUMBUS, OHIO 43215-2220              ONE NATIONWIDE PLAZA, 1-09-V3
  (Name and Address of Agent for Service)      COLUMBUS, OHIO 43215-2220


Approximate Date of Proposed Public Offering: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT'S EFFECTIVE DATE.

It is proposed that this filing will become effective (check appropriate box)

   [ ] Immediately upon filing pursuant to paragraph (b)
   [ ] On (date) pursuant to paragraph (b)
   [X] 60 days after filing pursuant to paragraph (a)(1)
   [ ] On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

   [X] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

===============================================================================

           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                    Issued By

                        NATIONWIDE LIFE INSURANCE COMPANY

                                     Through

                        NATIONWIDE VLI SEPARATE ACCOUNT-5
--------------------------------------------------------------------------------
                     The Date Of This Prospectus Is -, 2002
--------------------------------------------------------------------------------
                PLEASE KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.
================================================================================

Variable life insurance is complex. This prospectus is designed to help you become as fully informed as possible in making your decision to purchase or not purchase the variable life policy it describes. Prior to your purchase, we encourage you to take the time you need to understand the policy, its potential benefits and risks, and how it might or might not benefit you. In consultation with your financial adviser, you should use this prospectus to compare the benefits and risks of this policy versus those of other life insurance polices and alternative investment instruments.
--------------------------------------------------------------------------------
Please read this entire prospectus and consult with a trusted financial adviser. If you have policy specific questions or need additional information, contact us. Also, contact us for free copies of the prospectuses for the mutual funds available under the policy.

          =========================================================

                   TELEPHONE:  1-866-221-1100
                         TDD:  1-800-238-3035

                   U.S. MAIL:  Nationwide Life Insurance Company
                               One Nationwide Plaza, RR1-04-D4
                               Columbus, OH 43215-2220
          =========================================================

--------------------------------------------------------------------------------
PLEASE UNDERSTAND THAT THE POLICY TERMS WILL GOVERN THE WAY THE POLICY WORKS AND ALL RIGHTS AND OBLIGATIONS.
--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       -----------------------------------------------------------------------
        THIS POLICY IS NOT: FDIC INSURED; A BANK DEPOSIT; AVAILABLE IN EVERY STATE; OR INSURED OR ENDORSED BY A BANK OR ANY FEDERAL GOVERNMENT AGENCY.
       -----------------------------------------------------------------------
        THIS POLICY MAY DECREASE IN VALUE TO THE POINT OF BEING VALUELESS.
       -----------------------------------------------------------------------

THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION WHERE SUCH OFFERING MAY NOT LAWFULLY BE MADE.
--------------------------------------------------------------------------------
The purpose of this policy is to provide life insurance protection for the beneficiary you name. IF YOUR PRIMARY NEED IS NOT LIFE INSURANCE PROTECTION, THEN PURCHASING THIS POLICY MAY NOT BE IN YOUR BEST INTEREST. We make no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

In thinking about buying this policy to replace existing life insurance, please carefully consider its advantages versus those of the policy you intend to replace, as well as any replacement costs. As always, consult your financial adviser.

Not all terms, conditions, benefits, programs, features and investment options are available or approved for use in every state.

================================================================================
              VARIABLE INVESTMENT OPTIONS - SUB-ACCOUNT PORTFOLIOS
================================================================================

Mutual funds available through this policy are NOT publicly traded. They are only available as variable investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans. We call these mutual funds sub-account portfolios.

The investment advisers of these sub-account portfolios may manage publicly traded mutual funds with similar names and objectives. However, the sub-account portfolios are NOT directly related to any publicly traded mutual fund. You should not confuse or compare the performance of a sub-account portfolio with that of a publicly traded mutual fund. It could differ substantially.

==================
      KEY

   L = Limited
   N = No
==================

===========================================================================================================
                                         SUB-ACCOUNT PORTFOLIOS
===========================================================================================================
              NAME             AVAILABLE (1)             OBJECTIVE (2)                    ADVISER (3)
===========================================================================================================
W&R TARGET FUNDS, INC.                                                           Waddell & Reed Investment
--------------------------------------------------------------------------------
   -Asset Strategy Portfolio                    High Total Return                   Management Company
--------------------------------------------------------------------------------
   -Balanced Portfolio                          Current Income/Long-term
                                                Capital Appreciation
--------------------------------------------------------------------------------
   -Bond Portfolio
--------------------------------------------------------------------------------
   -Core Equity Portfolio                       Capital Growth And Income
--------------------------------------------------------------------------------
   -Growth Portfolio
--------------------------------------------------------------------------------
   -High Income Portfolio
--------------------------------------------------------------------------------
   -International Portfolio                     Long-term Capital Appreciation
--------------------------------------------------------------------------------
   -Limited-Term Bond Portfolio                 High Current Income
--------------------------------------------------------------------------------
   -Money Market Portfolio
--------------------------------------------------------------------------------
   -Science and Technology
    Portfolio                                   Long-term Capital Growth
--------------------------------------------------------------------------------
   -Small Cap Portfolio
--------------------------------------------------------------------------------
   -Value Portfolio
===========================================================================================================

-------------------------
(1) Unless otherwise indicated, this sub-account portfolio is currently an available investment option for all policy owners.
(2) We have provided the investment objective when it is not evident from the sub-account portfolio's name.
(3) The same adviser advises the sub-account portfolios unless otherwise indicated.

================================================================================
                                TABLE OF CONTENTS
================================================================================



VARIABLE INVESTMENT OPTIONS - SUB-ACCOUNT
PORTFOLIOS........................................2

TABLE OF CONTENTS.................................3

IN SUMMARY: THE BENEFITS AND RISKS................5

  Variable Universal Life Insurance - In General..5

  The Policy......................................5

  Premium Payments And The Risk Of Lapse..........6

  Investment Options - Variable And Fixed.........6

  Policy Loans....................................7

  Withdrawals.....................................7

  Death Benefit...................................7

  Riders..........................................8

  Taxes - In General..............................8

IN SUMMARY: FEE TABLES............................9

FIRST USE OF DEFINED WORD........................12

THE POLICY.......................................13

  Policy Owner Rights............................13

  The Beneficiary................................13

  To Purchase....................................13

  Coverage.......................................14

  Coverage Effective Date........................14

  To Cancel (Examination Right)..................14

  To Change Coverage.............................15

  To Transfer....................................15

  To Exchange....................................16

  To Terminate Or Surrender......................17

  To Assign......................................17

  Maturity Proceeds..............................17

  Reminders, Reports And Illustrations...........17

  Errors Or Misstatements........................17

  Incontestability...............................18

  If We Modify The Policy........................18

RIDERS...........................................18

  Children's Insurance Rider.....................18

  Long-term Care Rider...........................18

  Spouse Life Insurance Rider....................18

  Accidental Death Benefit Rider.................18

  Premium Waiver Rider...........................18

  Change Of Insured Rider........................19

  Additional (insurance) Protection Rider........19

  Deduction (of fees and expenses) Waiver Rider..19

PREMIUM..........................................19

  Initial Premium................................19

  Subsequent Premiums............................19

CHARGES..........................................20

  Sales Load (Charge)............................20

  Premium Taxes..................................20

  Surrender Charges..............................20

  Partial Surrender Fee..........................21

  Cost Of Insurance..............................21

  Mortality And Expense Risk.....................21

  Administrative.................................21

  Children's Insurance Rider.....................21

  Long-term Care Rider...........................21

  Spousal Life Insurance Rider...................22

  Accidental Death Benefit Rider.................22

  Premium Waiver Rider...........................22

  Additional Protection Rider....................22

  Deduction (of fees and expenses) Waiver Rider..22

TO ALLOCATE PREMIUM AND SUB-ACCOUNT VALUATION....23

  Variable Investment Options....................23

  The Fixed Investment Option....................23

  Allocation Of Net Premium And Cash Value.......24

  When Sub-Account Units Are Valued..............24

  How Investment Experience Is Determined........24

  Cash Value.....................................25

  Dollar Cost Averaging - Regular Or Enhanced....25

THE DEATH BENEFIT................................26

  Calculation Of The Death Benefit Proceeds......26

  Death Benefit Options..........................26

  Changes In The Death Benefit Option............27


  Suicide........................................28

SURRENDERS.......................................28

  Full Surrender.................................28

  Partial Surrender..............................28

  Reduction Of Specified Amount On A Partial
  Surrender .....................................28

THE PAYOUT OPTIONS...............................29

  Interest Income................................29

  Income For A Fixed Period......................29

  Life Income With Payments Guaranteed...........29

  Fixed Income For Varying Periods...............30

  Joint And Survivor Life........................30

  Alternate Life Income..........................30

POLICY LOANS.....................................30

  Loan Amount....................................30

  Collateral.....................................30

  Repayment......................................30

  Effect Of Loans................................31

LAPSE............................................31

  Guaranteed Policy Continuation Provision.......31

  Grace Period...................................31

  Reinstatement..................................32

TAXES............................................32

  Types Of Taxes Of Which To Be Aware............32

  Buying The Policy..............................33

  Investment Gain In The Policy..................33

  Periodic Withdrawals, Non-Periodic
  Withdrawals And Loans..........................34

  Terminal Illness...............................35

  Surrender Of The Policy........................35

  Withholding....................................35

  Exchanging The Policy For Another Life
  Insurance Policy ..............................35

  Taxation Of Death Benefits.....................36

  Taxes And The Value Of Your Policy.............36

  Tax Changes....................................36

NATIONWIDE LIFE INSURANCE COMPANY................37

NATIONWIDE VLI SEPARATE ACCOUNT-5................37

  Organization, Registration And Operation.......37

  Addition, Deletion, Or Substitution Of
  Mutual Funds...................................38

  Voting Rights..................................38

LEGAL PROCEEDINGS................................39

  Nationwide Life Insurance Company..............39

  Waddell & Reed, Inc............................40

FINANCIAL STATEMENTS.............................40

                       IN SUMMARY: THE BENEFITS AND RISKS

PLEASE REFER TO THE POLICY, RIDERS AND ANY ENDORSEMENTS FOR THE COMPLETE AND ACTUAL TERMS. YOU HAVE THE RIGHT TO CANCEL THE POLICY AT ANY TIME. IF YOU CANCEL DURING THE FREE LOOK PERIOD, WE WILL TREAT THE POLICY AS IF WE HAD NEVER ISSUED IT.
================================================================================
VARIABLE UNIVERSAL LIFE INSURANCE - IN GENERAL

IT CAN BE IMPORTANT TO YOU IN TWO WAYS.
--------------------------------------------------------------------------------

        - FIRST, it provides economic protection to a beneficiary. The policy pays a death benefit to the beneficiary you name if the insured dies while the policy is in force.

        -   SECOND, it may build cash value.

Think about why you want to purchase this type of life insurance, and how you will allocate the net premium among the variable investment options and the fixed investment option. Your decisions will affect its insurance and cash value aspects.

THE CASH VALUE WILL INCREASE OR DECREASE BASED ON THE PERFORMANCE OF THE INVESTMENT OPTIONS YOU CHOOSE. Variable universal life insurance is unsuitable as a short-term savings vehicle.

While variable universal life insurance is designed primarily to provide life insurance protection, the cash value of a policy will be important to you in that it may impair (with poor investment results) or enhance (with favorable investment results) your ability to pay the costs of keeping the insurance in force.

Apart from the life insurance protection features, you will have an interest in maximizing the value of the policy as a financial asset.

================================================================================
THE POLICY

FROM THE TIME WE ISSUE THE POLICY THROUGH THE INSURED'S DEATH, HERE'S A BASIC OVERVIEW. PLEASE READ THE REMAINDER OF THIS PROSPECTUS FOR THE DETAILS.
--------------------------------------------------------------------------------

    - When we issue the policy, it will require a minimum initial premium payment.

            Among other considerations, this amount is based on:

               - the insured's age and sex;   - any substandard ratings; and
               - the underwriting class;      - the specified amount.
               - any policy riders;

    - At the time you make a premium payment, we will deduct some charges. We call these charges transaction fees.

    - You allocate the net premium (after the transaction fees) among the policy's available variable investment options and the fixed investment option.

    - We deduct other charges on a monthly basis from the policy's cash value. These charges help cover our mortality risks, sales and administrative costs. We call them periodic charges other than sub-account portfolio operating expenses.

    -   You may vary the timing and amount of your premium payments.

            So long as there is enough cash surrender value to cover the periodic charges other than sub-account portfolio operating expenses as they come due, the policy will remain in force.

    - After the first policy year, you may request to increase or decrease the policy's specified amount.

            This flexibility allows you to adjust the policy to meet your future changing needs and circumstances, subject to some limitations:


                                       5
================================================================================

================================================================================





                - additional underwriting, allowing for our evaluation of increased risks;
                -   the policy's tax status is not jeopardized; and
                -   the policy's minimum and maximum insurance amounts are met.

    - The policy will pay a death benefit to the beneficiary you name upon the insured's death. You have a choice of one of three death benefit options.

            As your insurance needs change, you may be able to change the death benefit option, rather than buying a new policy, or terminating this policy.

    - Prior to the insured's death, you may withdraw all, or a portion (after the first year from the policy date), of the policy's cash surrender value. Or you may take out a loan against the cash surrender value.

            Withdrawals and loans are subject to restrictions, however, and may reduce the death benefit. There also could be adverse tax consequences.
================================================================================
PREMIUM PAYMENTS AND THE RISK OF LAPSE

YOU MAY VARY THE PREMIUM PAYMENT AMOUNTS AND TIMING, BUT BE CAREFUL NOT TO LAPSE THE POLICY.
--------------------------------------------------------------------------------

    - The policy will have a minimum premium requirement to keep it from lapsing.

    - So long as the policy has a cash surrender value sufficient to cover one month of charges, it will continue in force even if you do not make a premium payment. To assist you, we monitor the cash surrender value.

            If you make payments equal to the aggregate of the policy continuation premiums shown on the policy data page, the policy will not lapse for at least ten years.

            In addition, there is a grace period, during which we will notify you of the actions you will need to take to keep the policy from lapsing.

    - Your policy could also lapse due to the poor market performance of the sub-account portfolios to which you have allocated net premium.
================================================================================
INVESTMENT OPTIONS - VARIABLE AND FIXED

YOU MAY ALLOCATE NET PREMIUM AMONG A NUMBER OF VARIABLE INVESTMENT OPTIONS AND THE FIXED INVESTMENT OPTION. YOUR POLICY'S VALUE WILL INCREASE OR DECREASE BASED ON YOUR CHOICES. YOU MAY ALSO BE ABLE TO REALLOCATE YOUR POLICY'S VALUE.
--------------------------------------------------------------------------------
    - WITH VARIABLE INVESTMENT OPTIONS, you allocate net premium among the available sub-account portfolios.

            The separate account is divided into sub-accounts. There is one for each available sub-account portfolio. We invest the net premium you allocate to a sub-account in the sub-account portfolio.

            Your policy's cash value will increase or decrease depending on the market performance of the sub-account portfolios you choose. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

            For a more comprehensive discussion about the risks of a sub-account portfolio, please refer to the prospectus for that sub-account portfolio. Contact us for copies.

    - WITH THE FIXED INVESTMENT OPTION, you allocate net premium to our general account to which we will credit a net effective annual interest rate of at least 3.0% on a daily basis.

            The general account contains all our assets other than net premiums invested in any separate accounts.

            We set the interest rate we will credit for a calendar quarter at the beginning of the quarter.

            By allocating net premium to the fixed investment option, your policy's cash value might not increase by as much than if you had allocated the same amount to a sub-account portfolio that experienced positive market performance.

    - You may also reallocate your policy's cash value among the investment options, subject to some limitations




                                       6
================================================================================
        and restrictions.
================================================================================
POLICY LOANS

YOU MAY TAKE OUT A LOAN, BUT THERE COULD BE ADVERSE TAX CONSEQUENCES. ALSO, A LOAN WILL AFFECT YOUR POLICY'S CASH AND CASH SURRENDER VALUES, AS WELL AS THE VALUE OF THE DEATH BENEFIT.
--------------------------------------------------------------------------------

    - Using your policy's cash value as security, you may take out a loan. We charge interest on the outstanding loan amount. There could be adverse tax consequences.

            If your policy has a cash surrender value sufficient to cover one month of charges, it will continue in force even if you do not repay the loan.

            So long as the loan is outstanding, a portion of your policy's cash value equal to the loan amount will NOT be available to generate any investment return. Rather, we will transfer it to our policy loan account where it serves as collateral.

    - The amount of an outstanding loan reduces your policy's cash surrender value, and it will also reduce the amount of the death benefit.
================================================================================
WITHDRAWALS

WHILE THE INSURED IS ALIVE, YOU MAY BE ABLE TO WITHDRAW YOUR POLICY'S CASH SURRENDER VALUE, SUBJECT TO SOME LIMITATIONS. THERE COULD ALSO BE ADVERSE TAX CONSEQUENCES. REMEMBER, YOUR POLICY IS UNSUITABLE AS A SHORT-TERM SAVINGS VEHICLE.
--------------------------------------------------------------------------------
    - By withdrawing all of the cash surrender value, you will cancel your policy.

    - You may withdraw a portion of your policy's cash surrender value after the first year (from the policy date). If you decide to do so, be careful that there remains at least the minimum cash surrender value so as not to lapse your policy.

            The amount you withdraw will no longer be available to generate any investment return.

            Also, poor market performance of the sub-account portfolios you have chosen could increase the likelihood of, and contribute to, a lapse by more quickly diminishing the remaining cash surrender value.
================================================================================
DEATH BENEFIT

AT THE TIME YOU APPLY FOR THE POLICY, YOU ELECT ONE OF THREE DEATH BENEFIT OPTIONS. YOU MAY CHOOSE THAT WE PAY THE DEATH BENEFIT IN A LUMP SUM, OR THERE ARE A NUMBER OF AVAILABLE PAYOUT OPTIONS.
--------------------------------------------------------------------------------
    - OPTION ONE: The death benefit is the greater of the specified amount OR the minimum required death benefit.

    - OPTION TWO: The death benefit is the greater of the specified amount PLUS the cash value OR the minimum required death benefit.

    - OPTION THREE: The death benefit is the greater of the specified amount PLUS accumulated premium payments (less any partial surrenders) OR the minimum required death benefit.

        We issue the policy on an insured not older than age 85 (although this age may be different in your state). The policy pays a death benefit to the beneficiary you name upon the insured's death.

        After the first year (from the policy date), but then only once a year, you may change the death benefit option. You may change between Options One and Two; you may not change to or from Option Three.



                                       7
================================================================================

================================================================================
RIDERS

RIDERS ARE AVAILABLE FOR YOU TO DESIGN THE POLICY TO MEET YOUR SPECIFIC NEEDS. YOU MAY ELECT ONE OR ALL OF THEM (EXCEPT FOR BOTH THE PREMIUM WAIVER AND DEDUCTION WAIVER RIDERS). AVAILABILITY VARIES BY STATE. YOU WILL INCUR AN ADDITIONAL CHARGE FOR MOST OF THEM.
--------------------------------------------------------------------------------
    -   CHILDREN'S INSURANCE RIDER

    -   LONG-TERM CARE RIDER

    -   SPOUSE LIFE INSURANCE RIDER

    -   ACCIDENTAL DEATH BENEFIT RIDER

    -   PREMIUM WAIVER RIDER

    -   CHANGE OF INSURED RIDER

    -   ADDITIONAL (insurance) PROTECTION RIDER

    -   DEDUCTION (of fees and expenses) WAIVER RIDER
================================================================================
TAXES - IN GENERAL

WE EXPECT THAT THE POLICY WILL RECEIVE FAVORABLE TREATMENT UNDER FEDERAL TAX
LAW.
--------------------------------------------------------------------------------
    - We cannot provide you with the specifics of the tax treatment or any adverse tax consequences based on your situation or choices. You should consult a qualified tax adviser for assistance in all policy-related tax matters. Federal tax law can change at any time.

            Generally be aware that:

                - any increase in the policy's cash value should not be taxed in the year in which it occurs;

                - for policies that are not modified endowment contracts for tax purposes, policy loans generally are not subject to tax, but if the policy is a modified endowment contract, then policy loans may be taxable to the extent there is investment gain;

                - distributions should only be taxable if the amount is more than the sum of your premium payments;

                -   distributions may be subject to current taxation;

                - distributions from policies that are modified endowment contracts prior to you reaching age 59 1/2 may be subject to a penalty tax equal to 10% of the taxable distribution; and

                - the death benefit amount may not have to be included in the beneficiary's taxable income.

    - The tax treatment described here does not address federal estate and gift taxes, or state and local taxes.



                                       8
================================================================================

                             IN SUMMARY: FEE TABLES


THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING THE POLICY. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE POLICY, SURRENDER THE POLICY OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.

===========================================================================================================
                                            TRANSACTION FEES
===========================================================================================================
              Charge                    When Charge Is                      Amount Deducted
                                            Deducted
===========================================================================================================
                                                               Maximum Guaranteed          Currently
                                                             ----------------------------------------------
        SALES LOAD (Charge)          Upon Making A Premium            2.5%                   0.5%
                                          Payment            ----------------------------------------------
                                                                       From Each Premium Payment
===========================================================================================================
          PREMIUM TAXES(1)           Upon Making A Premium          3.5% From Each Premium Payment
                                          Payment
===========================================================================================================
        SURRENDER CHARGES (2)                                   Minimum      Maximum(4)   Representative(5)
                                                             ----------------------------------------------
  Representative - For An Age 35                                   0           $25,590        $3,408
 Male Non-tobacco Preferred With A      Upon Full Surrender  ----------------------------------------------
 Specified Amount Of $500,000 And                             Proportionately From Policy Cash Values Of
     Death Benefit Option One(3)                               The Variable And Fixed Investment Options
===========================================================================================================
       PARTIAL SURRENDER FEE                 Upon A             Maximum Guaranteed          Currently
                                       Partial Surrender     ----------------------------------------------
                                                              The Lesser Of $25 Or 5%            0
                                                                Of Partial Surrender
                                                                       Amount
===========================================================================================================

(1) We deduct one charge upon purchase composed of the sales load and premium taxes. On the policy data page, we call the combined charge a premium load.
(2) The charge varies based on individual characteristics. For each year after the first year (from the policy date) and through the ninth year, the amount of this charge decreases, assuming no policy changes.
(3) Ask for a policy illustration, or see your policy for the charge that applies to you.
(4) The maximum surrender charge is based on an age 85 male tobacco. We assumed a policy with a specified amount of $500,000 and Death Benefit Option One.
(5) The representative charge may not be representative of the charge that a particular policy owner pays. We have assumed an aggregate first year premium in excess of the surrender target premium.




THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING SUB-ACCOUNT PORTFOLIO OPERATING EXPENSES.





                                       9
================================================================================

===========================================================================================================
                   PERIODIC CHARGES OTHER THAN SUB-ACCOUNT PORTFOLIO OPERATING EXPENSES
===========================================================================================================
           Charge              When Charge Is Deducted                   Amount Deducted
                                                                         From Cash Values
===========================================================================================================
     COST OF INSURANCE(1)                                   Minimum           Maximum    Representative(3)
                                                        ---------------------------------------------------
 Representative - For An Age                                 $0.05            $83.33            $0.14
     35 Male Non-tobacco               Monthly          ---------------------------------------------------
 Preferred With A Specified                                    Per $1,000 Of Net Amount At Risk -
Amount Of $500,000 And Death                             Proportionately From Your Chosen Variable And
     Benefit Option One(2)                                          Fixed Investment Options
===========================================================================================================
                                                              For          Policy Years     Policy Years
                                                                               1-15              16+
                                                        ---------------------------------------------------
                                                         First $25,000         0.60%            0.60%
 MORTALITY AND EXPENSE                                  ---------------------------------------------------
       RISK                            Monthly           Next $225,000         0.30%            0.10%
                                                        ---------------------------------------------------
                                                         Over $250,000         0.10%            0.10%
                                                        ---------------------------------------------------
                                                          Annual Percentages - Proportionately From Your
                                                           Chosen Variable And Fixed Investment Options
===========================================================================================================
                                                           Maximum Guaranteed            Currently
                                                        ---------------------------------------------------
                                                             For First Year            For First Year
                                                                  $10                       $10
       ADMINISTRATIVE                  Monthly          ---------------------------------------------------
                                                           For Renewal Years         For Renewal Years
                                                                 $7.50                       $5
                                                        ---------------------------------------------------
                                                          Proportionately From Your Chosen Variable And
                                                                     Fixed Investment Options
===========================================================================================================
 CHILDREN'S INSURANCE RIDER(4)          Monthly             $0.43 Per $1,000 Of Rider Specified Amount -
                                                          Proportionately From Your Chosen Variable And
                                                                     Fixed Investment Options
===========================================================================================================
    LONG-TERM CARE RIDER(1)                                  Minimum         Maximum     Representative(3)
                                                        ---------------------------------------------------
 Representative - For An Age                                  $0.02           $28.65          $0.02
     35 Male Non-tobacco                Monthly
 Preferred With A Long-term                             ---------------------------------------------------
  Care Specified Amount Of                                   Per $1,000 Of Rider Net Amount At Risk -
 $500,000 And Death Benefit                               Proportionately From Your Chosen Variable And
         Option One(2)                                               Fixed Investment Options
===========================================================================================================
SPOUSAL LIFE INSURANCE RIDER(1)                             Minimum          Maximum     Representative(3)
                                                        ---------------------------------------------------
 Representative Spouse - For                                  $0.10            $10.23            $0.11
An Age 35 Female Non-tobacco            Monthly
  Preferred With A Spousal                              ---------------------------------------------------
  Life Specified Amount Of                                     Per $1,000 Of Spouse Death Benefit -
          $100,000(2)                                     Proportionately From Your Chosen Variable And
                                                                     Fixed Investment Options
===========================================================================================================






                                       10
================================================================================

  ACCIDENTAL DEATH BENEFIT                                 Minimum           Maximum     Representative(3)
           RIDER(1)
                                                        ---------------------------------------------------
 Representative - For An Age                                $0.05             $0.75            $0.06
     35 Male Non-tobacco                Monthly
Preferred With An Accidental                            ---------------------------------------------------
 Death Benefit Of $100,000(2)                               Per $1,000 Of Accidental Death Benefit -
                                                         Proportionately From Your Chosen Variable And
                                                                    Fixed Investment Options
===========================================================================================================
    PREMIUM WAIVER RIDER(1)                                Minimum           Maximum     Representative(3)
                                                        ---------------------------------------------------
 Representative - For An Age                                 0.04              0.11             0.04
     35 Male Non-tobacco                Monthly         ---------------------------------------------------
         Preferred(2)                                      Multiply This Amount By The Amount Of Monthly
                                                         Premium Waiver You Specify - Proportionately From
                                                         Your Chosen Variable And Fixed Investment Options
===========================================================================================================
ADDITIONAL PROTECTION RIDER(1)                              Minimum          Maximum     Representative(3)
                                                        ---------------------------------------------------
 Representative - For An Age                                $0.01            $83.33            $0.04
     35 Male Non-tobacco
  Preferred With Additional            Monthly          ---------------------------------------------------
 Death Benefit Of $250,000(2)                                 Per $1,000 Of Additional Protection -
                                                          Proportionately From Your Chosen Variable And
                                                                     Fixed Investment Options
===========================================================================================================
   DEDUCTION (of fees and                                   Minimum          Maximum     Representative(3)
   expenses) WAIVER RIDER(1)
                                                        ---------------------------------------------------
 Representative - For An Age                                 0.09              1.43             0.09
     35 Male Non-tobacco
 Preferred With A Specified            Monthly          ---------------------------------------------------
Amount Of $500,000 And Death                              Multiply This Amount By The Aggregate Monthly
     Benefit Option One(2)                               Deduction For Fees and Expenses (Excluding This
                                                            Charge) - Proportionately From Your Chosen
                                                              Variable and Fixed Investment Options
===========================================================================================================

-------------------------

(1) The charge varies based on individual characteristics.
(2) Ask for a policy illustration, or see your policy for the charge that applies to you.
(3) The representative charge may not be representative of the charge that a particular policy owner pays.
(4) You may elect one or all riders available under this policy (except for both the Premium Waiver and Deduction Waiver riders). The continuation of a rider is contingent on the policy being in force.


THE NEXT ITEM SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE SUB-ACCOUNT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY. MORE DETAIL CONCERNING EACH SUB-ACCOUNT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH SUB-ACCOUNT PORTFOLIO.



TOTAL ANNUAL SUB-ACCOUNT PORTFOLIO OPERATING EXPENSES                      Minimum            Maximum
                                                                           -------            -------
(expenses that are deducted from the sub-account portfolio assets,          0.38%              1.25%
including management fees, distribution (12b-1) fees, and other expenses)

================================================================================

================================================================================
                            FIRST USE OF DEFINED WORD
================================================================================


CASH SURRENDER VALUE, 15

CASH VALUE, 14

CODE, 26

DEATH BENEFIT, 13

IN FORCE, 14

INSURED, 13

LAPSE, 14

MATURITY DATE, 17

NET AMOUNT AT RISK, 18

NET PREMIUM, 24

POLICY DATE, 14

PREMIUM, 14

RIDER, 18

SPECIFIED AMOUNT, 14

SUB-ACCOUNTS, 15

UNIT, 15

US, WE, OUR OR THE COMPANY, 13

VALUATION PERIOD, 15

YOU, YOUR OR THE POLICY OWNER, 13

================================================================================
                                   THE POLICY

================================================================================

The policy is a legal contract between you and us.

  ===================================================================
  YOU, YOUR or the POLICY OWNER means the person named as the owner in the application, or the person assigned ownership rights.

  US, WE, OUR or the COMPANY means Nationwide Life Insurance Company.
  ===================================================================

Generally, the policy is available for an insured between issue age of 0-85 (although these ages may vary in your state). It is nonparticipating, meaning your policy will not share in our profits or surplus earnings.

  =================================================================

  The INSURED is the person whose life we insure under the policy, and whose death triggers the death benefit.

  The DEATH BENEFIT is the amount we pay to the beneficiary upon the insured's death, before payment of any unpaid outstanding loan balances or charges.
  =================================================================
--------------------------------------------------------------------------------
POLICY OWNER RIGHTS          The policy belongs to the owner named in the
                             application, or the person to whom the policy has been validly assigned. You may also name a contingent policy owner. While the insured is alive, the owner may exercise all policy rights and options.

                             You are the insured, unless you specify otherwise in the application. Any changes must be submitted to us in writing and will become effective when signed. If the owner is not the insured and dies before the insured, ownership of the policy will pass to the contingent owner. If no contingent owner is designated, ownership will pass to the owner's estate. To the extent permitted by law, policy benefits are not subject to any legal process for the payment of any claim, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment).

--------------------------------------------------------------------------------
THE BENEFICIARY              The beneficiary receives the death benefit proceeds
                             from the policy. You name the beneficiary in the application for the policy. You may name more than one beneficiary.

                             If any beneficiary dies before the insured, that beneficiary's interest will be paid to any surviving beneficiary, unless you specify otherwise. We will pay multiple beneficiaries in equal shares, unless you specify otherwise. If no named beneficiary survives the insured, the death benefit proceeds will be paid to you or your estate.

                             You may name a contingent beneficiary in the application for the policy. The contingent beneficiary will become the beneficiary if all named beneficiaries die before the insured. You may name more than one contingent beneficiary.

                             You may also change or add a beneficiary or
                             contingent beneficiary while the insured is living.
                             Any change must be in writing and satisfactory to
                             us. We must receive the change at our home office,
                             and we may require that you send us your policy for
                             endorsement before we record the change. Once we
                             record the change, the change will be effective as
                             of the date it was signed rather than the date we
                             received it. The change will not affect any payment
                             we made or action we took before we recorded the
                             change.
--------------------------------------------------------------------------------
TO PURCHASE                  To purchase the policy, you must submit to us a
                             completed application and an initial premium payment.

   ================================================================
   PREMIUM is the amount of money you pay to begin and continue the policy.
   ================================================================

                                We must receive evidence of insurability that satisfies our underwriting standards (this may require a medical examination) before we will issue a policy. We can provide you with the details of our underwriting standards. We reserve the right to reject an application for any reason permitted by law. Also, we reserve the right to modify our underwriting standards at any time.

                                The minimum initial specified amount in most states is $50,000 for non-preferred policies.

   ================================================================
   The SPECIFIED AMOUNT is the dollar amount of insurance the owner selects.
   ================================================================

                                For preferred policies, the minimum initial
                                specified amount is $100,000. The basic
                                distinction between the non-preferred and
                                preferred underwriting classifications is that we expect the insured under a preferred policy to live longer. We reserve the right to modify our minimum specified amount at any time.
--------------------------------------------------------------------------------
COVERAGE We will issue the policy only if the underwriting process has been completed; we have approved the application; and the proposed insured is alive and in the same condition of health as described in the application. However, full insurance coverage will take effect only after you have paid the minimum initial premium. We begin to deduct monthly charges from your policy cash value on the policy date.

   ================================================================
   The policy's CASH VALUE is the amount equal to the premiums you pay, minus policy charges and any indebtedness, plus the investment experience of your policy's investment options.

   The POLICY DATE is the date the policy takes effect as shown on the policy data page. Policy years and months are measured from this date.
  ================================================================
--------------------------------------------------------------------------------
COVERAGE EFFECTIVE DATE         Insurance coverage begins and is in force on the
                                policy date shown on the policy data page.

   ================================================================
   IN FORCE means that insurance coverage is in effect.
   ================================================================

                                It ends when the policy lapses, or when we pay all the proceeds from the policy.

   ================================================================
   A LAPSE means the policy terminates without value.
   ================================================================

                                We may provide temporary insurance coverage
                                before full insurance coverage takes effect,
                                subject to our underwriting standards and the
                                policy conditions.
--------------------------------------------------------------------------------
TO CANCEL (EXAMINATION          You may cancel your policy during the free look
RIGHT)                          period. The free look period begins when you
                                complete an application and generally expires ten days after you receive the policy. This period will be longer if required by state law.

                                If you decide to cancel during the free look
                                period, return the policy to the sales
                                representative who sold it, or to us at the home
                                office, along with your written cancellation
                                request. Generally, within seven days, we will
                                refund the amount
                                prescribed by the law of the state in which we
                                issued the policy. We will treat the policy as
                                if we had never issued it.
--------------------------------------------------------------------------------
TO CHANGE COVERAGE              After the first policy year, you may request to
                                change the specified amount. Changes may result in additional charges. However, no change will take effect unless the cash surrender value after the change is sufficient to keep the policy in force for at least three months.

   =====================================================================
   The CASH SURRENDER VALUE is the policy's cash value minus the amount of any loans, the surrender charge and any other outstanding charges.
   =====================================================================

                                If you decide to increase the specified amount, you must provide us with evidence of insurability that satisfies our underwriting standards. The insured must be within the required issue ages. The increase must be for at least $10,000.

                                You may request to decrease the specified amount. We first apply decreases to the amount of insurance coverage as a result of any prior specified amount increases, starting with the most recent. Then we will decrease the initial specified amount. We will deny a request, however, to reduce the amount of your coverage below the minimum initial specified amount. Also, we will deny a request that would disqualify the policy as a contract for life insurance.

                                To change the specified amount, you must submit
                                your written request to us at our home office.
                                Changes will become effective on the next
                                monthly anniversary from the policy date after
                                we approve the request. We reserve the right to
                                limit the number of changes each year.
--------------------------------------------------------------------------------
TO TRANSFER                     You may make transfers between and among the
                                available sub-account portfolios and the fixed investment option.

   ======================================================================
   SUB-ACCOUNTS are the record-keeping mechanism we use to account for the mutual funds that are investment options, as well as the value of your allocations to the investment options, after we deduct transaction fees and periodic charges.
   ======================================================================

                                We will determine the amount you have available for transfers in units, and we will process a transfer at the end of the valuation period on which we receive your request.

   =======================================================================
   A UNIT is an accounting measure we use in calculating the cash value of your policy.

   During a VALUATION PERIOD, we determine the change in the value of the sub-accounts. One valuation period ends and another begins with the close of normal trading on the New York Stock Exchange.
   =======================================================================

                                We will calculate the value of a unit based on the net asset value (NAV) per share of the sub-account portfolio. A sub-account portfolio will determine its net asset value once daily as of the close of the regular business session of the New York Stock Exchange (usually 4:00 p.m. Eastern time).

                                You may submit your transfer request in writing by U.S. mail or over the Internet. Or you may give your request over the telephone.

                                We reserve the right to limit transfers among the sub-account portfolios in instances of excessive trading. Excessive trading (including short-term "market timing" trading) may adversely affect the performance of our sub-accounts. If your trading activities

                                (or those of a third party acting on your behalf) develop into a pattern of excessive trading, we may limit your means for making a transfer to the U.S. mail. We will notify you in writing 30 days before we do this.

                                We also reserve the right to limit the timing and amount of transfers to and from the fixed account. You may not transfer premium allocated to the fixed account at the time of application before the end of the first year (from the policy date). We may not permit you to transfer over 20% of the fixed account value as of the end of the previous policy year (subject to state restrictions). Similarly, we may not permit you to transfer to the fixed account over 20% of the value among the sub-account portfolios as of the close of business of the prior valuation period.

                                We reserve the right to refuse any transfer to the fixed account if its value is 30% or more of the policy value.

                                We will consider each request by any means as a single transfer regardless of the number of sub-accounts involved. We will employ reasonable procedures to confirm that instructions are genuine, including:

                                - requiring forms of personal identification
                                  before acting upon instructions;
                                - providing you with written confirmation of
                                  completed transactions; and/or
                                - tape recording telephone instructions.

                                If we follow these procedures, we will not be liable for any loss, damage, cost or expense from complying with what we reasonably believe to be genuine instructions. Rather, you will bear the risk of loss.

                                Any computer system or telephone, whether it is
                                yours, your service provider's, your agent's, or
                                ours, can experience slowdowns or outages for a
                                variety of reasons. These slowdowns or outages
                                may delay or prevent our ability to process your
                                request. Although we have taken precautions to
                                help our system handle heavy usage, we cannot
                                promise complete reliability under all
                                circumstances. If you are experiencing problems,
                                you should make your request in writing.
--------------------------------------------------------------------------------
TO EXCHANGE                     You have an exchange right under the policy. At
                                any time within the first 24 months of coverage, you may exchange this policy for a new policy on the insured's life without evidence of insurability. You must make your request on our official forms to the home office, and you must surrender the policy at the same time. The policy must be in force and not in a grace period.

                                The new policy may be one of our available flexible premium adjustable life insurance policies. It may not have a greater death benefit than that of this policy immediately prior to the exchange date.

                                The new policy will have the same specified amount, policy date, and issue age. We will base premiums on our rates in effect for the same sex, attained age and premium class of the insured on the exchange date.

                                After the first 24 months of coverage, any exchange request will be subject to our approval. We must receive evidence of insurability that satisfies our underwriting standards. Also, you must pay the associated exchange costs before we will effect the exchange. The exchange may have tax consequences.

                                This policy would terminate when the new policy takes effect.

--------------------------------------------------------------------------------
TO TERMINATE OR                 You have the right to terminate the policy. Or
SURRENDER                       you may surrender the policy for its cash
                                surrender value. The policy will automatically terminate when the insured dies, the policy matures, or the grace period ends.

--------------------------------------------------------------------------------
TO ASSIGN                       You may assign any rights under the policy while
                                the insured is alive. If you make an assignment,
                                your beneficiary's interest will be subject to
                                the person(s) to whom you have assigned rights.
                                Your assignment must be in writing, and it must
                                be recorded at our home office before it will
                                become effective. Your assignment will be
                                subject to any outstanding policy loans.
--------------------------------------------------------------------------------
MATURITY PROCEEDS               If the policy is in force on the maturity date,
                                we will pay you the maturity proceeds.

   ======================================================================

   The MATURITY DATE is the policy anniversary on or next following the insured's 100th birthday.
   ======================================================================

                                The maturity proceeds will equal the policy's cash value minus any indebtedness. After we pay the maturity proceeds, the policy is terminated.

                                Prior to the insured attaining age 100, we may offer to continue the policy to the date of the insured death rather than paying the maturity proceeds. If you accept this offer the policy will be endorsed so that:

                                - no additional premium payments will be
                                  allowed;

                                - no changes to the amount of the specified
                                  amount will be allowed;

                                - if you elected death benefit Option 2, the
                                  death benefit will be changed to Option 1 (see the death benefit options descriptions below);

                                - the death benefit will equal either the Cash
                                  Value if the death benefit is Option 1 or the Accumulated/Cash Value if the death benefit is Option 3;

                                - 100% of the Cash Value or the Accumulated/Cash
                                  Value, as applicable, will be allocated to the policy's fixed account;

                                - the Mortality and Expense charge and the
                                  Administrative charges will no longer be assessed and since the death benefit will be equal to the Cash Value or the Accumulated/Cash Value, as applicable, the cost of insurance will become zero; and

                                - the maturity date will not be extended where
                                  the policy will fail the definition of life
                                  insurance.
--------------------------------------------------------------------------------
REMINDERS, REPORTS AND          We will send you scheduled premium payment
ILLUSTRATIONS                   reminders and transaction confirmations. We will
                                also send you semi-annual and annual reports that show:

                                - the specified coverage amount        - the current cash value
                                - minimum monthly premiums             - the cash surrender value
                                - premiums paid                        - outstanding policy indebtedness
                                - all charges since the last report

                                We will send these reminders and reports to the address you provide on the application, or to another you may specify.

                                At any time, you may ask for a projection of
                                illustrative future benefits and values under
                                the policy.
--------------------------------------------------------------------------------
ERRORS OR MISSTATEMENTS         If you make an error or misstatement in
                                completing the application, then we will adjust the death benefit and cash value accordingly.

                                To determine the adjusted death benefit, we will multiply the net amount at risk at the time of the insured's death by the ratio of the monthly cost of insurance applied at the true age and sex in the policy month of death and the monthly cost of insurance that should have been applied at the true age and sex in the policy month of death.

   ====================================================================

   The NET AMOUNT AT RISK is the policy's base death benefit minus the policy's cash value.
   ====================================================================

                                We will then add this amount to the cash value
                                of the policy at the insured's death. The cash
                                value will be adjusted to reflect the cost of
                                insurance charges on the correct age and sex
                                from the policy date.
--------------------------------------------------------------------------------
INCONTESTABILITY                We will not contest payment of the death benefit
                                proceeds based on the initial specified amount
                                after the policy has been in force for two years
                                from the policy date. For any change in
                                specified amount requiring evidence of
                                insurability, we will not contest payment of the
                                death benefit proceeds based on such an increase
                                after two years from the effective date.
--------------------------------------------------------------------------------
IF WE MODIFY THE POLICY         Any modification (or waiver) of our rights or
                                requirements under the policy must be in writing and signed by our president or corporate secretary. No agent may bind us by making any promise not contained in the policy.

                                We may modify the policy, our operations, or the separate account's operations to meet the requirements of any law (or regulation issued by a government agency) to which the policy, our company, or the separate account is subject. We may modify the policy to assure that it continues to qualify as a life insurance contract under the federal tax laws. We will notify you of all modifications, and we will make appropriate endorsements to the policy.

================================================================================
                                     RIDERS
================================================================================
Riders are available for you to design the policy to meet your specific needs. You may elect one or all of them (except for both the Premium Waiver and Deduction Waiver riders) at any time. However, once the policy is in force, we may require further evidence of insurability to add a rider. Availability varies by state. You will incur an additional charge for most of them.

   =================================================================

   A RIDER is an optional benefit you may purchase under the policy.
   =================================================================

--------------------------------------------------------------------------------
CHILDREN'S INSURANCE            Term life insurance on each insured child.
RIDER                           Before an expiration date, the policy pays a
                                benefit to the named beneficiary upon the
                                insured child's death.
--------------------------------------------------------------------------------
LONG-TERM CARE RIDER            Upon meeting the eligibility requirements, the
                                insured is paid a monthly benefit after 90 days
                                of being confined to a care facility (other than
                                a hospital) or provided personal assistance at
                                home while under a physician's care.
--------------------------------------------------------------------------------
SPOUSE LIFE INSURANCE           The policy pays a benefit to the named
RIDER                           beneficiary upon the death of the insured's
                                spouse.
--------------------------------------------------------------------------------
ACCIDENTAL DEATH BENEFIT        The policy pays a benefit, in addition to the
RIDER                           death benefit, to the named beneficiary upon the
                                insured's accidental death.
--------------------------------------------------------------------------------
PREMIUM WAIVER RIDER            The benefit is a monthly credit to the policy
                                upon the insured's total disability for six consecutive months. The credit is for a scheduled and due premium payment.

                                The amount is the lesser of any amount you specified, or the average you paid over the thirty-six months before the total disability.

                                The benefit continues until the insured turns
                                age 65, or for an insured who is age 63
                                or older, for two years after the total
                                disability.
--------------------------------------------------------------------------------
CHANGE OF INSURED RIDER         You may exchange the insured for a new insured,
                                subject to insurability and other conditions.
--------------------------------------------------------------------------------
ADDITIONAL (insurance)          Term life insurance on the insured. The policy
PROTECTION RIDER                pays a benefit, in addition to the death
                                benefit, to the beneficiary upon the insured's death.

                                The benefit amount varies monthly and is based on the death benefit option you have chosen.

                                You may renew coverage annually until the policy
                                maturity date.
--------------------------------------------------------------------------------
DEDUCTION (of fees and          The benefit is a monthly waiver of the fees and
expenses) WAIVER RIDER          expenses for the options and riders you choose
                                (except for the Long-term Care Rider) upon the insured's total disability for six consecutive months. The waiver is of the fees and expenses for the options and riders you choose.

                                The benefit continues as long as the total disability continues for the insured who is not yet age 60.

                                For the insured who is age 60 or older, the
                                benefit continues until age 65, or for an
                                insured who is age 63 or older, for two years
                                after the total disability.
================================================================================
                                     PREMIUM
================================================================================
This policy does not require a scheduled payment of premium to keep it in force. The policy will remain in effect as long as the conditions that cause the policy to lapse do not exist.
--------------------------------------------------------------------------------
INITIAL PREMIUM                 The amount of the initial premium required for
                                us to issue this policy will depend on the initial specified amount of insurance you request, the death benefit option you select, and any riders you select. Generally, the higher the required initial specified amount, the higher the initial premium will be. Similarly, because death benefit Options Two and Three provide for a potentially greater death benefit than death benefit Option One, death benefit
                                Options Two and Three may require a higher amount of premiums. Also, the age, health, and activities of the insured will affect our determination of the risk of issuing the policy.
                                In general, the greater this risk, the higher the initial premium will be.

                                When you pay the initial premium, we may provide temporary insurance. Whether we will issue continuing insurance coverage depends on the insured meeting all underwriting requirements, you paying the initial premium, and our delivery of the policy while the insured is still living. Depending on the outcome of our underwriting process, more or less premium may be necessary for us to issue the policy. We also retain the right to not issue the policy, in which case your payment will be returned.

                                You may pay the initial premium to our home
                                office or to our authorized agent. The initial
                                premium payment must be at least $50.
--------------------------------------------------------------------------------
SUBSEQUENT PREMIUMS             You may make additional premium payments at any
                                time while the policy is in force, subject to the following:

                                - We may require satisfactory evidence of insurability before accepting any additional premium payment that results in an increase in the policy's net amount at risk;

                                - We will refund premium payments that exceed the applicable premium limit established by the IRS to qualify the policy as a contract for life insurance. As discussed in the "Taxes" section of this prospectus, additional premium payments or other changes to the policy may jeopardize the policy's non-modified endowment status. We will monitor premiums paid and other policy transactions and will notify you when the policy's non-modified endowment contract status is in jeopardy; and

                                - We may require policy indebtedness be repaid prior to accepting any additional premium payments.

                                We will send scheduled premium payment reminder notices to you according to the premium payment method shown on the policy data page. If you decide to make a subsequent premium payment, you must send it to our home office. Each premium payment must be at least $50.


================================================================================
                                     CHARGES
================================================================================
We make charges and deductions under the policy. These charges and deductions compensate us for: the services and benefits we provide; the costs and expenses we incur; and the risks we assume.

Sub-account portfolio charges are deducted from, and expenses are paid out of, the assets of the sub-account portfolios that are described in the prospectuses for the sub-account portfolios.

The following repeats or adds to information provided in the Transaction Fees and Periodic Charges Other Than Mutual Fund Operating Expenses tables. Please review those tables, as well as the policy, riders and endorsements, for information on charges.

                               -------------------------------------------------
SALES LOAD (CHARGE)             This charge covers our sales expenses.
                               -------------------------------------------------

                               -------------------------------------------------
                                To reimburse us for taxes imposed by state and
PREMIUM TAXES                   local governments (at the estimated rate of
                                2.25%) and the federal government (at the
                                estimated rate of 1.25%).
                               -------------------------------------------------

                               -------------------------------------------------
                                This charge covers our policy underwriting and
SURRENDER CHARGES               sales expenses if you surrender your policy
                                early, on a policy lapse, or if you request to decrease the specified amount. The expenses are for: processing the application; conducting any medical exams; determining insurability and the insured's underwriting class; and establishing policy records.

                                It will vary by: issue age; sex; policy
                                specified amount; first year premiums; and
                                underwriting classification.

                                We will determine the surrender charge on either the one-year anniversary from the initial policy date, or the one-year anniversary of any increase in specified amount. We will take into account the premium(s) paid during these one-year periods.

                                We will calculate separately the surrender charge for the initial policy specified amount and any increases.

                                You may pay a surrender charge if you request to decrease the specified amount.

                                If you change the death benefit option, and it does not change our net amount at risk, we will not deduct a surrender charge.

                                We will assess a decreasing percentage of the surrender charge over time based on the following schedule:

                                   ---------------------------------------
                                                     Percentage Of Initial
                                     Policy Year        Surrender Charge
                                   ---------------------------------------
                                          1                   100%
                                   ---------------------------------------
                                          2                   100%
                                   ---------------------------------------
                                          3                   90%
                                   ---------------------------------------

                                   ---------------------------------------
                                            4                80%
                                   ---------------------------------------
                                            5                70%
                                   ---------------------------------------
                                            6                60%
                                   ---------------------------------------
                                            7                50%
                                   ---------------------------------------
                                            8                40%
                                   ---------------------------------------
                                            9                30%
                                   ---------------------------------------
                                         After 9              0
                                   ---------------------------------------



                               -------------------------------------------------
                                This charge compensates us for the
PARTIAL SURRENDER FEE           administrative costs in calculating and
                                generating the surrender amount.

                                Preferred partial surrenders are not subject to the fee.

                                A preferred partial surrender may occur within 15 years from the policy issue date. It cannot exceed 10% of the cash surrender value as of the beginning of the policy year.
                               -------------------------------------------------

                               -------------------------------------------------
                                This charge compensates us for providing
COST OF INSURANCE               insurance protection under the policy.

                                We will determine this charge by multiplying the monthly cost of insurance rate by the net amount at risk.

                                The cost of insurance rate will vary by: age; duration; specified amount; sex; underwriting class; and any substandard ratings.

                                We will use a separate cost of insurance rate for the initial specified amount and any increase.

                                Periodically, we will determine monthly cost of insurance rates based on our expectations about future experience. We will uniformly change cost of insurance rates for insureds of the same age, sex, underwriting class and any substandard rating for policies in force for the same length of time.
                               -------------------------------------------------
                                This charge compensates us for assuming risks associated with mortality and expense costs.
MORTALITY AND EXPENSE
RISK The mortality risk is that the insured does not live as long as expected.

                                The expense risk is that the costs of issuing and administering the policy are more than expected.

                                The percentages are guaranteed. We may realize a profit from these charges.
                               -------------------------------------------------

                               -------------------------------------------------
                                This charge reimburses us for the costs of
ADMINISTRATIVE                  maintaining the policy, including for accounting
                                and record keeping.
                               -------------------------------------------------

                               -------------------------------------------------
CHILDREN'S INSURANCE            This charge compensates us for providing term
RIDER                           insurance on the life of each child of the
                                insured.

                                The cost will not change as the number of
                                insured children changes.
                               -------------------------------------------------

                               -------------------------------------------------
                                This charge compensates us for providing
LONG-TERM CARE RIDER            long-term care coverage beginning 90 days after
                                the insured is confined to a care facility
                                (other than a hospital) or provided personal assistance at home while under a physician's care.

                                The benefit, payable monthly, may not cover all of your long-term care costs.

                                The charge is the product of the net amount at risk of the rider multiplied by a long-term care rate multiplied by a factor based on the insured's substandard rating, if applicable.

                                The net amount at risk of the rider is the
                                lesser of the net amount at risk on the base
                                policy and the long-term care specified amount.
                               -------------------------------------------------

                               -------------------------------------------------
SPOUSAL LIFE INSURANCE          This charge compensates us for providing term
RIDER                           insurance, renewable monthly, on the life of the
                                insured's spouse.

                                The charge is the product of the spouse's death benefit amount times the rate based on the spouse's attained age and sex plus any flat extra.

                                A flat extra is an extra charge per $1,000
                                associated with higher risk with respect to
                                activities or medical condition.
                               -------------------------------------------------

                               -------------------------------------------------
ACCIDENTAL DEATH BENEFIT        This charge compensates us for providing
RIDER                           coverage in the event of the insured's
                                accidental death.

                                Accidental death means the insured's death as a result of bodily injury caused by external, violent and accidental means from a cause other than a risk not assumed.

                                The charge is the product of the accidental
                                death benefit amount times the rate based on the insured's attained age.
                               -------------------------------------------------

                               -------------------------------------------------
                                This charge compensates us for providing policy
PREMIUM WAIVER RIDER            credits for due premium payments upon the
                                insured's total disability for six consecutive months.

                                The charge is the product of the specified premium times the rate class multiple times a factor based on the insured's attained age and sex.

                                The specified premium is the monthly dollar amount the insured specifies we use to determine the monthly premium waiver benefit under the rider.

                                The benefit is the lesser of the specified premium or the average actual premiums you pay over the last 36 months before a total disability.

                                If you choose this rider, you may NOT also
                                choose the Deduction Waiver Rider.
                               -------------------------------------------------

                               -------------------------------------------------
ADDITIONAL PROTECTION           This charge compensates us for providing term
RIDER                           life insurance on the insured.

                                The charge is the monthly cost of insurance rate times the rider death benefit.

                                We apply uniformly any change in the monthly
                                cost of insurance rates for insureds whose
                                riders have been in force for the same length of time: of the same sex; attained ages; any target specified amount; rate class and rate type.
                               -------------------------------------------------

                               -------------------------------------------------
DEDUCTION (of fees and          This charge compensates us for providing a
expenses) WAIVER RIDER          monthly waiver of fees and expenses upon the
                                insured's total disability for six consecutive months.

                                The charge is the product of the monthly deduction for the policy excluding the rider cost (and the cost for the Long-term Care Rider, as applicable) times the rate class multiple for the rider times the factor based on the insured's attained age.

                                If you choose this rider, you may NOT also
                                choose the Premium Waiver Rider.
                               -------------------------------------------------

================================================================================
                  TO ALLOCATE PREMIUM AND SUB-ACCOUNT VALUATION
================================================================================
You may allocate all or a portion of the premium you pay to any sub-account. The separate account is divided into sub-accounts that invest in shares of one or more portfolios of the different mutual funds available under the policy. Or you may allocate all or a portion of the premium to the fixed investment option that is funded by the assets of our general account.

--------------------------------------------------------------------------------

VARIABLE INVESTMENT               The separate account invests in shares of the
OPTIONS                           available sub-account portfolios. Each
                                  sub-account portfolio invests in a mutual fund that is registered with the SEC. This registration does not involve supervision of the management or investment practices or policies of the portfolios or mutual funds by the SEC.

                                  Each sub-account portfolio's assets are held separately from the assets of the other sub-account portfolios, and each sub-account portfolio has investment objectives and policies that are different from those of the other sub-account portfolios. Thus, each sub-account portfolio operates as a separate investment fund, and the income or losses of one sub-account portfolio generally have no effect on the investment performance of any other sub-account portfolio.


--------------------------------------------------------------------------------

THE FIXED INVESTMENT              We fund the fixed investment option by the
OPTION                            assets of our general account. The general
                                  account contains all of our assets other than those in the separate accounts. These assets are subject to our general liabilities from business operations. The general account is used to support our insurance and annuity obligations. Any amounts in excess of the separate account liabilities are deposited into our general account. We bear the full investment risk for all amounts allocated to the fixed account.

                                  We guarantee that the amounts you allocate to the fixed investment option will be credited interest daily at a net effective annual interest rate of at least 3.0%. We will credit any interest in excess of 3.0% at our sole discretion. You assume the risk that the interest we credit to the amounts you allocate to the fixed investment option may not exceed the minimum guarantee of 3.0% for any given year.

                                  The amounts you allocate to the fixed
                                  investment option will not share in the
                                  investment performance of our general account. Rather, the investment income you earn on your allocations will be based on varying rates we set. The rates are set at the beginning of each calendar quarter and will be effective for at least three months.

                                  The general account is not subject to the same laws as the separate account, and the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. However, information about the fixed account is subject to federal securities laws relating to the accuracy and completeness of statements made by prospectus disclosure.

                                  New premium payments deposited to the policy which are allocated to the fixed account may receive a different rate of interest than amounts transferred from the sub-accounts to the fixed account and amounts maturing in the fixed account. We allocate amounts from the fixed investment option on a last in, first out (i.e. LIFO) basis for the purpose of crediting interest.



                                       23
--------------------------------------------------------------------------------

ALLOCATION OF NET                 We allocate your premium payments to
PREMIUM AND                       sub-accounts or the fixed account per your
CASH VALUE                        instructions. You must specify your premium
                                  payments in whole percentages. The sum of allocations must equal 100%.



    ========================================================================

        NET PREMIUM is premium after transaction charges, but before any allocation to an investment option.
    ========================================================================

--------------------------------------------------------------------------------

WHEN SUB-ACCOUNT UNITS ARE        Premiums you allocate to a sub-account on the
VALUED                            application are allocated to the W&R Target
                                  Funds, Inc. Money Market Portfolio during the period in which you may cancel the policy.
                                  Your state may require us or may permit you to direct us to allocate premiums paid during this period to the fixed account.



                                  At the expiration of this period, we use the net premiums to purchase shares of mutual funds that correspond to the sub-account portfolios you have specified. We then convert those shares into unit values for purposes of determining the value of your interest in the sub-account(s).

                                  Generally, we will price sub-account units on any day the New York Stock Exchange is open.

                                  Besides when the New York Stock Exchange is closed, we will not price sub-account units on these recognized holidays.

                                  -New Year's Day            -Independence Day
                                  -Martin Luther King,       -Labor Day
                                   Jr. Day                   -Thanksgiving
                                  -Presidents' Day           -Christmas
                                  -Good Friday               -Memorial Day

                                  In addition, we will not price sub-account units if:

                                  -trading on the New York Stock Exchange is
                                   restricted;

                                  -an emergency exists making disposal or
                                   valuation of securities held in the separate account impracticable; or

                                  -the SEC, by order, permits a suspension or
                                   postponement for the protection of security holders.

                                  SEC rules and regulations govern when the
                                  conditions described above exist. If we are
                                  closed on days when the New York Stock
                                  Exchange is open, you will be unable to effect transactions.
--------------------------------------------------------------------------------

HOW INVESTMENT                    Though the number of sub-account units will
EXPERIENCE IS                     not change as a result of investment
DETERMINED                        experience, changes in the net investment
                                  factor may cause the value of a sub-account unit to increase or decrease from valuation period to valuation period. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the mutual fund shares, because of the deduction for mortality and expense risk charge, and any charge or credit for tax reserves.

                                  We determine the change in sub-account values at the end of a valuation period. The sub-account unit value for a valuation period is determined by multiplying the sub-account unit value as of the prior valuation period by the net investment factor for the sub-account for the current valuation period.

                                  We determine the net investment factor for any valuation period by dividing (a) by (b) where:

                                  (a) is the sum of:

                                       24
--------------------------------------------------------------------------------

                                  -the net asset value per share of the mutual
                                   fund held in the sub-account as of the end of the current valuation period; and

                                  -the per share amount of any dividend or
                                   income distributions made by the mutual fund
                                   (if the date of the dividend or income
                                   distribution occurs during the current
                                   valuation period).

                                  (b) is the net asset value per share of the
                                  mutual fund determined as of the end of the
                                  immediately preceding valuation period.
--------------------------------------------------------------------------------

CASH VALUE                        There is no guaranteed cash value. The cash
                                  value will vary with the investment experience of the separate account and/or the daily crediting of interest in the fixed account and policy loan account depending on your allocation among the policy's investment options.

                                  We compute the cash value of your policy by adding the sub-account portfolio unit values to the money you have allocated to the fixed investment option and adding the amount in the policy loan account.

                                  We will determine the value of the assets in the separate account at the end of each valuation period. We will determine the cash value at least monthly. To determine the number of sub-account units credited to each sub-account, we divide the net amount you allocate to the sub-account by the sub-account unit value for the sub-account (using the next valuation period following when we receive the premium).

                                  If you surrender part or all of the policy, we will deduct a number of sub-account units from the separate account and an amount from the fixed account that corresponds to the surrendered amount. Thus, your policy's cash value will be reduced by the surrendered amount. Similarly, when we assess charges or deductions, a number of sub-account units from the separate account and an amount from the fixed account that corresponds with the charge or deduction will be deducted from the policy's cash value. We make these deductions in the same proportion that your interests in the separate account and the fixed account bear to the policy's total cash value.

                                  The cash value in the fixed account and the policy loan account is credited with interest daily at an effective annual rate that we declare periodically. The annual effective rate will never be less than 3.0%. Upon request, we will inform you of the current applicable rates for each account.

                                  On any date during the policy year, the cash
                                  value equals the cash value on the preceding
                                  valuation period, plus any net premium applied since the previous valuation period, minus any policy charges, plus or minus any investment results, and minus any partial surrenders.
--------------------------------------------------------------------------------

DOLLAR COST AVERAGING -           You may elect to participate in a dollar cost
REGULAR OR ENHANCED               averaging program. Dollar cost averaging is an
                                  investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium among the sub-account portfolios and the fixed investment option over a period of time to allow you to potentially reduce the risk of investing most of your premium into the sub-accounts at a time when prices are high.

                                  There is no additional charge for dollar cost averaging. A dollar cost averaging program may not be available in all states. We do not assure the success of these strategies; success depends on market trends. We cannot guarantee that dollar cost averaging (regular or enhanced) will result in a profit or protect against loss. You should carefully consider your financial ability to continue these programs over a long enough period of time to purchase units when their value is low, as well as when it is high. We may modify, suspend or discontinue these programs at any time. We will notify you in writing 30 days before we do this.

                                       25
--------------------------------------------------------------------------------

                                  On a monthly basis (or another frequency we may permit), a specified dollar amount of your premium is systematically and automatically transferred from the fixed account to a sub-account portfolio. With regular dollar cost averaging, you may also have premium transferred from the W& R Target Funds, Inc. - Money Market Portfolio.

                                  With regular dollar cost averaging, we will continue to process transfers until there is no more value left in the fixed account or the originating mutual fund(s). You may also instruct us in writing to stop the transfers. If you have premium transferred from the fixed account, the amount must be no more than 1/30th of the fixed account value at the time you elect to participate in the program. Either you elect to participate in the regular dollar cost averaging program upon application or by submitting an election form before the beginning of the month.

                                  Enhanced dollar cost averaging is a one-year transfer program. Transfers will be 1/11th of the fixed account value one month after we issue the policy; 1/10th at the end of the second month; 1/9th at the third and so on. While you spread the allocation of your premium from the fixed account to among the sub-account portfolios, you will also earn a rate of return on the balance in the fixed account. We set the rate of return on a quarterly basis. The rate of return when you elect to participate will apply for the length of the program. You may participate in the enhanced dollar cost averaging program upon application, or with the proceeds of any IRC
                                  Section 1035 exchange.

================================================================================
                                THE DEATH BENEFIT
================================================================================

CALCULATION OF THE DEATH          We will calculate the death benefit and pay it
BENEFIT PROCEEDS                  to the beneficiary when we receive at our home
                                  office proof that the insured has died, as well as other customary information. The death benefit may be subject to an adjustment if you make an error or misstatement upon application, or if the insured dies by suicide.

                                  While the policy is in force, the death
                                  benefit will never be less than the specified amount. The death benefit may vary with the cash value of the policy, which depends on investment performance. You may choose one of three death benefit options. Not all death benefit options are available in all states. If you do not elect a death benefit, the policy's death benefit will be Option One.
--------------------------------------------------------------------------------

DEATH BENEFIT OPTIONS             There are the three death benefit options
                                  under the policy. You may choose one.

                                  Each has a minimum required death benefit. The minimum required death benefit is the lowest death benefit that will qualify the policy as life insurance under Section 7702 of the Code.

 ===============================================================================

          The CODE means the Internal Revenue Code of 1986, as amended.
 ===============================================================================

                                  The tax tests for life insurance generally require that the policy have a significant element of life insurance and not be primarily an investment vehicle.

                                  At the time we issue the policy, you
                                  irrevocably elect one of the following tests to qualify the policy as life insurance under
                                  Section 7702 of the Code:

                                  -the cash value accumulation test; or

                                  -the guideline premium/cash value corridor
                                   test.

                                  The cash value accumulation test generally requires that under the terms of a life insurance policy, the death benefit must be sufficient so that the cash surrender value, does not at any time exceed the net single premium required to fund the future benefits under the policy. The net single premium under the policy will vary according to the age, sex and underwriting classification of the insureds.

                                       26
--------------------------------------------------------------------------------

                                  Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is sufficient death benefit in relation to the account value at all times.

                                  The guideline premium/cash value corridor test requires that the sum of the premiums paid into the policy does not at any time exceed the guideline premium limitation. Additionally, a minimum corridor of death benefit in relation to account value must be maintained.

                                  Regardless of which test you elect, we will monitor compliance to assure that the policy meets the statutory definition of life insurance for federal tax purposes. As a result, the death proceeds payable under a policy should be excludable from gross income of the beneficiary for federal income tax purposes.

                                  If you do not elect a test, we will assume that you intended to elect the guideline premium/cash value corridor test.

                                  If you do not choose one of the following death benefit options, we will assume that you intended to choose death benefit Option One.

                                  OPTION ONE

                                  The death benefit will be the greater of the specified amount or minimum required death benefit.

                                  OPTION TWO

                                  The death benefit will be the greater of the specified amount plus the cash value as of the date of death, or the minimum required death benefit and will vary directly with the investment performance.

                                  OPTION THREE

                                  The death benefit will be the greater of the sum of the specified amount on the date of death and the accumulated premium account (which consists of all premium payments accumulated to the date of the death less partial surrenders accumulated to the date of death) or the minimum required death benefit.


                                       27
--------------------------------------------------------------------------------

CHANGES IN THE DEATH              After the first policy year, you may elect to
BENEFIT OPTION                    change the death benefit option under the
                                  policy from either Option One to Option Two, or from Option Two to Option One. You may not change from or to Option Three. We will permit only one change of death benefit option per policy year. The effective date of a change will be the monthly anniversary date following the date we approve the change.

                                  For any change in the death benefit option to become effective, the cash surrender value after the change must be sufficient to keep the policy in force for at least three months.

                                  We will adjust the specified amount so that the difference between the death benefit and the cash value (i.e., the net amount at risk) remains constant before and after the death benefit option change.

                                  Where the policy owner has selected the
                                  guideline premium/cash value corridor test, a change in death benefit option will not be permitted if it results in the total premiums paid exceeding the maximum premium limitations under Section 7702 of the Code.
--------------------------------------------------------------------------------

SUICIDE If the insured dies by suicide, while sane or insane, within two years from the policy date, we will pay no more than the sum of the premiums paid, less any indebtedness, and less any partial surrenders. If the insured dies by suicide, while sane or insane, within 2 years from the date we accept an application for an increase in the specified amount, we will pay no more than the death benefit associated with the initial specified amount, plus the cost of insurance charges associated with the increase in specified amount.

================================================================================
                                   SURRENDERS
================================================================================

FULL SURRENDER                    You may surrender the policy for the cash
                                  surrender value any time while the insured is living. The surrender will be effective as of the date we receive the policy and a signed, written request for cancellation. We may require additional documentation of a customary nature.

                                  We are required by state law to reserve the right to postpone payment of assets in the fixed account for a period of up to 6 months from the date of the surrender request.

                                  After we receive all the required documents,
                                  we calculate the policy's cash surrender
                                  value. To calculate the cash surrender value, we start with policy's cash value, which is the sum of the value of the policy's sub-account units, the policy's interest in the fixed account, and the policy's interest in the policy loan account. We use the next unit values that we calculate after receiving all the documents necessary to surrender the policy. Because the cash value is the starting point for the calculation, the cash surrender value increases or decreases daily. This fluctuation reflects the investment experience of the separate account and the daily crediting of interest in the fixed account and the policy loan account. After determining the cash value, we then subtract from the cash value any charges, outstanding policy loans, interest on outstanding policy loans, surrender charges and other policy deductions due on that date. The result is the cash surrender value.
--------------------------------------------------------------------------------

PARTIAL SURRENDER                 After the policy has been in force for one
                                  year, you may request a partial surrender. We reserve the right to limit partial surrenders to one per year.

                                  We permit partial surrenders if the partial surrender satisfies the following requirements:

                                  -the minimum partial surrender is $200;

                                  -a partial surrender may not cause the total
                                   specified amount to be reduced below the minimum specified amount indicated on the initial application;

                                  -during the first 10 policy years, the maximum
                                   amount of a partial surrender is 10% of

                                       28
--------------------------------------------------------------------------------
                                   cash surrender value as of the beginning of the policy year;

                                  -beginning with the 11th policy year, the
                                   maximum amount of a partial surrender is the cash surrender value less the greater of $500 or three monthly deductions; and

                                  -after the partial surrender, the policy
                                  continues to qualify as life insurance.
--------------------------------------------------------------------------------


REDUCTION OF SPECIFIED AMOUNT     When a partial surrender is made, we reduce
ON A PARTIAL SURRENDER            the cash value by the amount of the partial
                                  surrender. If the policy assets are held in more than one sub-account, we effect the partial surrender proportionately from the assets in each sub-account at the time of the partial surrender. We will distribute amounts from the fixed account only when there are insufficient amounts in the sub-accounts.

                                  When you take a partial surrender, ordinarily we will reduce the specified amount so that the net amount at risk does not increase.

                                  However, we will not decrease the specified amount by more than the partial surrender amount reduced by any preferred partial surrenders. A preferred partial surrender is a partial surrender that:

                                  -occurs before the 15th policy anniversary;
                                   and

                                  -when added to any prior preferred policy
                                   surrenders in that same policy year, does not exceed 10% of the cash surrender value as of the beginning of the policy year.

                                  Any reduction we make to the specified amount will be made in the following order:

                                  -against the most recent increase in the
                                   specified amount;

                                  -against the next most recent increases in the
                                   specified amount in succession; and

                                  -against the specified amount under the
                                   original application.

                                  While we reserve the right to deduct a partial surrender fee, we currently deduct none.

                                  Certain partial surrenders may result in currently taxable income and tax penalties.

================================================================================
                               THE PAYOUT OPTIONS
================================================================================

You may elect to have the death benefit proceeds paid to the beneficiary in a lump sum amount or by one of the payout options that follow. If you do not make an election, the beneficiary may do so. If the beneficiary does not make an election, we will pay the death proceeds in a lump sum. You may choose one or more settlement options so long as at least $2,000 is placed under each option selected and the payment from each option selected is at least $20. Changing the beneficiary of the policy will revoke the settlement options in effect at that time.

At the time proceeds become payable, we will issue a settlement contract in exchange for the policy, and we will make the payments from our general account. The investment experience of the separate account will not affect the proceeds. You may change the settlement options you select at any time prior to this exchange by making a written request at our home office. The effective date of the settlement contract will be the insured's death if the proceeds are death benefit proceeds. The effective date of the settlement contract will be the date you exchange the policy if the proceeds are maturity or surrender proceeds. Neither you nor the beneficiary may assign the settlement option payments. Settlement option payments are also not subject to the claims of creditors, or to legal process.
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INTEREST INCOME                   You keep the proceeds with us to earn
                                  interest at a specified rate. The proceeds can be paid at the end of 12-, six-, three- or one-month intervals. You may withdraw any outstanding balance by making a written request of us at our home office. We will pay interest on the outstanding balance at a rate of at least 2.5% per year. We will determine annually if we will pay any interest in excess of 2.5%.


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INCOME FOR A FIXED                You keep the proceeds with us, but are paid at
PERIOD                            specified intervals over a number of years (no
                                  more than 30). Each payment consists of a
                                  portion of the proceeds plus interest at a
                                  guaranteed rate. The proceeds can be paid at
                                  the beginning of 12-, six-, three- or
                                  one-month intervals. You may withdraw any
                                  outstanding balance by making a written
                                  request of us at our home office. We will pay
                                  interest at an annually determined rate of at
                                  least 2.5% per year. We will determine
                                  annually if we will pay any interest in excess
                                  of 2.5%.
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LIFE INCOME WITH                  We pay you the proceeds at specified intervals
PAYMENTS GUARANTEED               for a guaranteed period (10, 15 or 20 years),
                                  and, then, for the rest of your life. The proceeds can be paid at the beginning of 12-, six-, three- or one-month intervals. You cannot withdraw any amount you designate to this option after payments begin. During the guaranteed period, we will pay interest on the outstanding balance at a rate of at least 2.5% per year. We will determine annually if we will pay any interest in excess of 2.5%.

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FIXED INCOME FOR                  You keep the proceeds with us, but are paid a
VARYING PERIODS                   fixed amount at specified intervals. The total
                                  amount payable each year may not be less than 5% of the original proceeds. The proceeds can be paid at the beginning of 12-, six-, three- or one-month intervals. You may withdraw any outstanding balance by making a written request of us at our home office. We will pay interest on the outstanding balance at a rate of at least 2.5% per year. We will determine annually if we will pay any interest in excess of 2.5%.

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JOINT AND SURVIVOR LIFE           We pay you the proceeds in equal payments at
                                  specified intervals for the life of the payee who lives longer. The proceeds can be paid at the beginning of 12-, six-, three- or one-month intervals. You cannot withdraw any amount you designate to this option after payments begin.
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ALTERNATE LIFE INCOME             We use the proceeds to purchase an annuity
                                  with the payee as annuitant. The amount
                                  payable will be 102% of our current individual immediate annuity purchase rate on the date you choose this settlement option. The proceeds can be paid at the end of 12-, six-, three- or one-month intervals. You cannot withdraw any amount you designate to this option after payments begin.

================================================================================
                                  POLICY LOANS
================================================================================

While the policy is in force, you may take an advance of money from the cash value otherwise only available upon surrender or maturity, or upon payment of the death benefit. We call this advance a policy loan. You may increase your risk of lapse if you take a policy loan. There also may be adverse tax consequences. You should obtain competent tax advice before you decide to take a policy loan.
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LOAN AMOUNT                       The minimum policy loan you may take is $200.
                                  You may take no more than the maximum loan value. The maximum amount is 90% of the cash value allocated to sub-account portfolios and 100% of the cash value allocated to the fixed account and policy loan account on the date of the loan, less any surrender charges.

                                  We expect to charge an effective annual
                                  interest rate of 3.9% on the outstanding balance of your policy loan. Interest will accrue daily and is due and payable at the end of each policy year. If left unpaid, it will be added to the outstanding balance of your policy loan.

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

COLLATERAL                        As collateral or security, we will transfer to
                                  our loan account an amount equal to the amount of the policy loan. You may request that we transfer this amount from specific sub-account portfolios. We will only make a transfer from the fixed investment option if the loan amount exceeds 90% of the cash value you have allocated to sub-account portfolios.

                                  We will credit interest to the collateral.
                                  During policy years one through ten, we
                                  guarantee that the effective annual rate will be at least equal to 3.0%. This is the current rate we credit. From the 11th policy
                                  year, we guarantee that the effective annual
                                  rate will be at least equal to 3.65%.
                                  Currently, it is 3.90%.
--------------------------------------------------------------------------------

REPAYMENT                         You may repay all or part of a policy loan at
                                  any time while your policy is in force during the insured's lifetime. The minimum repayment is $50. While your policy loan is outstanding, we will credit all payments you make as premium payments, unless you provide written notice that they are to be applied as loan repayments. If you do not specify any sub-account portfolios to allocate loan repayments, we will transfer the amount from the policy loan account to the sub-account portfolios and fixed investment option based on your allocations as of the date of repayment.

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EFFECT OF LOANS                   The amount we transfer to our loan account as
                                  collateral for a policy loan will neither be affected by the investment performance of the sub-accounts, nor credited with the interest rates accruing on the fixed account. Whether repaid, a policy loan affects the policy, the loan account value, the net cash surrender value and the death benefit. Repaying a policy loan causes the death benefit and net cash surrender value to increase by the repayment amount. A policy loan will affect the policy account value even if repaid because we credit these amounts with an interest rate we declare rather than with a rate of return that reflects the investment performance of the separate account.

================================================================================
                                      LAPSE
================================================================================

So long as your policy's cash surrender value is enough to cover the monthly deduction of charges on each monthly anniversary date, the policy will remain in force. The cash surrender value could be below the amount of a monthly deduction because you have not paid enough premium into the policy or because investment experience has decreased the cash surrender value, or both. Even if this is not true, if the policy's guaranteed continuation provision is in effect, the policy will remain in force. Also, when the your policy's cash surrender value is enough to cover the monthly deduction of charges on each monthly anniversary date and the policy's guaranteed continuation provision is not in effect, the policy will remain in force during the grace period.

Stated another way, this policy will lapse when:

            -the guaranteed policy continuation provision is not in effect; and

            -the grace period ends before you make a required premium payment as stated in a notice.
--------------------------------------------------------------------------------

GUARANTEED POLICY                 Under the Guaranteed Policy Continuation
CONTINUATION PROVISION            Provision, we guarantee that your policy will
                                  remain in force when the sum of all premiums paid to date minus any indebtedness, and minus any partial surrenders is greater than the aggregate of the policy continuation premiums specified on the policy data page.

                                  This period is the lesser of 30 policy years or the number of policy years until the insured reaches attained age 65. For policies issued to ages greater than 55, the guaranteed policy continuation period is 10 policy years. The guaranteed policy continuation provision is subject to state insurance restrictions and may be different in your state and for your policy.

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

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GRACE PERIOD                      If the guaranteed policy continuation
                                  provision is not in effect and the cash
                                  surrender value on a monthly anniversary date is not sufficient to cover the current monthly deduction, then a grace period will begin.

                                  We will send you a notice at the start of the grace period to the address on the application or another address you have specified. The notice will state the amount of premium required to avoid lapsing the policy. The amount of premium specified in the notice will equal the lesser of at least 4 times the current monthly deduction or the premium required to bring the guaranteed policy continuation provision back into effect. The grace period will end 61 days after the day the notice is mailed. If we do not receive sufficient premium by the end of the grace period, the policy including all riders you have selected will lapse without value.

                                  The operation of the policy, including the calculation of cash value, cash surrender value and death benefits, will be same during the grace period as before the grace period. If death proceeds become payable during the grace period, we will pay the death proceeds to the policy's beneficiaries. If we do not receive sufficient premium by the end of the grace period, the policy including all riders you have selected will lapse without value.

--------------------------------------------------------------------------------

REINSTATEMENT                     If the grace period ends and you have neither
                                  paid the required premium nor surrendered the
                                  policy for its cash surrender value, you may
                                  reinstate the policy by:

                                  -submitting a written request at any time
                                   within 3 years after the end of the grace period and prior to the maturity date;

                                  -providing evidence of insurability
                                   satisfactory to us;

                                  -paying sufficient premium to cover all policy
                                   charges that were due and unpaid during the grace period;

                                  -paying sufficient premium to keep the policy
                                   in force for 3 months from the date of
                                   reinstatement, or, if the policy is in the guaranteed policy continuation period, paying the lesser of (a) and (b) where:

                                  (a) is premium sufficient to keep the policy in force for 3 months from the date of reinstatement; and

                                  (b) is premium sufficient to bring the
                                  guaranteed policy continuation provision into effect; and

                                  -paying or reinstating any indebtedness
                                   against the policy which existed at the end of the grace period.

                                  The effective date of a reinstated policy will be the monthly anniversary date on or next following the date we approve the application for reinstatement. If the policy is reinstated, the cash value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the lesser of:

                                  -the cash value at the end of the grace
                                   period; or

                                  -the surrender charge for the policy year in
                                   which the policy was reinstated.

                                  Amounts allocated to underlying mutual funds at the start of the grace period will be reinstated, unless you provide otherwise.

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

================================================================================
                                      TAXES
================================================================================

The tax treatment of life insurance policies under the Code is a multifaceted subject. The tax treatment of your policy will depend on your particular circumstances. We urge you to seek competent tax advice regarding the tax treatment of the policy given your situation. The following discussion provides an overview of the Code's provisions relating to certain common transactions involving the policy. It is not and cannot be comprehensive. It cannot replace consulting with a competent tax professional.
--------------------------------------------------------------------------------

TYPES OF TAXES OF                 Federal Income Tax. Generally, the United
WHICH TO BE AWARE                 States assesses a tax on income which is
                                  broadly defined to include all items of income from whatever source, unless the item is specifically excluded. Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable.
                                  These expenditures are called deductions.
                                  While there are many more income tax concepts under the Code, the concepts of "income" and "deduction" are the most fundamental to the federal income tax treatment that pertains to this policy.

                                  Federal Transfer Tax. In addition to the income tax, the United States also assesses a tax on some or all of the value of certain transfers of wealth made by gift while a person is living(the federal gift tax), and by bequest or otherwise at the time of a person's death (the federal estate tax). The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, in 2003, an estate of less than $1,000,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. The $1 million amount increases to $1.5 million in 2004 and 2005; $2 million in 2006, 2007, and 2008; and $3.5 million in
                                  2009. The federal estate tax is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the estate tax is scheduled to be reinstated with respect to decedents who die after December 31, 2010. Also, an unlimited marital deduction may be available for federal estate tax purposes for certain amounts that pass to the surviving spouse.

                                  In addition, if the transfer is made to
                                  someone two or more generations younger than the transferor, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"). The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes. The tax is imposed at a flat rate equal to the maximum estate tax rate for 2003, 49%, decreasing by 1 percentage point each year until 2007, when it will be 45%), and there is a provision for an aggregate $1 million exemption. The GSTT estate tax is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the GSTT tax is scheduled to be reinstated on January 1, 2011 at a rate of 55%.

                                  State and Local Taxes. State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. While these taxes may or may not be substantial in your case, the specific nature of these taxes preclude a useful description of them in this prospectus.
--------------------------------------------------------------------------------

BUYING THE POLICY                 Note to Non-Resident Aliens. Specific tax laws
                                  and rules apply to non-resident aliens of the United States including certain withholding requirements with respect to pre-death distributions from the policy. In addition, foreign law may impose additional taxes on the policy, the death proceeds, or other distributions and/or ownership of the policy.
                                  If you are a non-resident alien, you should confer with a competent tax professional with respect to the tax treatment of this policy.

                                  Federal Income Tax. Generally, the Code treats life insurance premiums as a personal expense. This means that under the general rule you cannot deduct from your taxable income the premiums paid to purchase the policy.

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

                                  Federal Transfer Tax. Generally, the Code treats the payment of premiums on a life insurance policy as a gift when the premium payment benefits someone, else like the policy owner. Gifts are not generally included in the recipient's taxable income. If you (whether or not you are the insured) transfer ownership of the policy to another person, the transfer may be subject to a federal gift tax. The tax is imposed at a flat rate equal to the maximum estate tax rate (for 2003, 49%, decreasing by 1 percentage point each year until 2007, when it will be 45%), and there is a provision for an aggregate $1 million exemption. The GSTT estate tax is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the GSTT tax is scheduled to be reinstated on January 1, 2011. In addition, if you transfer the policy to someone two or more generations younger than you, the transfer may be subject to the GSTT, with the taxable amount equaling the value of the policy.

--------------------------------------------------------------------------------

INVESTMENT GAIN IN THE            The income tax treatment of changes in the
POLICY                            policy's cash value depends on whether the
                                  policy is "life insurance" under the Code. If the policy meets the definition of life insurance, then the increase in the policy's cash value is not included in your taxable income for federal income tax purposes.

                                  To qualify as life insurance, the policy must meet certain tests set out in Section 7702 of the Code. In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of the separate account be adequately diversified. Regulations under Code Section 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or the issuer pays an amount to the IRS. If the failure to diversify is not corrected, you will be deemed to be the owner of the underlying securities and taxed on the earnings of your policy's account.

                                  Representatives of the IRS have suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the policy would no longer qualify as life insurance under Section 7702 of the Code, we will take whatever steps are available to remain in compliance.

                                  We will monitor compliance with the Code
                                  Section 817(h) and the regulations applicable to Section 817(h) and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance. We will also monitor the Policy's compliance with Code Section 7702. Thus, the policy should receive federal income tax treatment as life insurance.
--------------------------------------------------------------------------------

PERIODIC WITHDRAWALS,             The income tax treatment of distributions of
NON-PERIODIC                      cash from the policy depends on whether the
WITHDRAWALS AND LOANS             policy is also a "modified endowment contract"
                                  under the Code. Generally, the income tax consequences of owning a life insurance contract that is not a modified endowment contract are more advantageous than the tax consequences of owning a life insurance contract that is a modified endowment contract.

                                  The policies offered by this prospectus may or may not be issued as modified endowment contracts. If a contract is issued as a modified endowment contract, it will always be a modified endowment contract; a contract that is not issued as a modified endowment contract can become a modified endowment contract due to subsequent transactions with respect to the contract, such as payment of additional premiums.

                                  When the Policy is Life Insurance that is a Modified Endowment Contract. Section 7702A of the Code defines modified endowment contracts as those life insurance

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

                                  policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. Under certain conditions, a policy may become a modified endowment contract, or may become subject to a new 7 year testing period as a result of a "material change" or a "reduction in benefits" as defined by Section 7702A(c) of the Code.

                                  The Code provides special rules for the
                                  taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts. Under these special rules, such transactions are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59 1/2, disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Code.

                                  When the Policy is Life Insurance that is NOT a Modified Endowment Contract. If the policy is not issued as a modified endowment contract, Nationwide will monitor premiums paid and will notify the policy owner when the policy is in jeopardy of becoming a modified endowment contract. If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Code. You should carefully consider this potential tax ramification and seek further information before initiating any changes in the terms of the policy.

                                  Distributions from life insurance contracts
                                  that are not modified endowment contracts are treated as being (a) from the premiums paid into the contract, and then (b) from the income in the contract. Because premium payments are generally nondeductible, distributions not in excess of aggregate premium payments are generally not includible in income; instead, they reduce the owner's "cost basis" in the contract. In addition, a loan from life insurance contracts that are not modified endowment contracts are not taxable when made, although it can be treated as a distribution if it is forgiven during the owner's lifetime. Contracts that are not modified endowment contracts are not subject to the 10% early distribution penalty tax.
--------------------------------------------------------------------------------

TERMINAL ILLNESS                  Certain distributions made under a policy on
                                  the life of a "terminally ill individual," as
                                  that term is defined in the Code, are treated
                                  as death proceeds. These distributions from
                                  the policy are subject to the death benefit
                                  rules of Section 101 of the Code described
                                  below in this section on Taxes under the
                                  heading "Taxation Of Death Benefits."
--------------------------------------------------------------------------------

SURRENDER OF THE POLICY           A total surrender or cancellation of the
                                  policy by lapse or the maturity of the policy
                                  on its maturity date may have adverse tax
                                  consequences. If the amount you receive plus
                                  total policy indebtedness exceeds the premiums
                                  paid into the policy, then the excess
                                  generally will be treated as taxable income,
                                  regardless of whether or not the policy is a
                                  modified endowment contract.
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WITHHOLDING                       Distributions of income from a life insurance
                                  policy, including a life insurance policy that is a modified endowment contract, are subject to federal income tax withholding. Generally, the recipient may elect not to have the withholding taken from the distribution. We will withhold income tax unless you advise us, in writing, of your request not to withhold.
                                  If you request that taxes not be withheld, or if the taxes withheld are insufficient, you may be liable for payment of an estimated tax.

                                  A distribution of income from a contract may be subject to mandatory back-up withholding. The mandatory back-up withholding rate is established by Section 3406 of the Code and is applied against the income that is distributed. The mandatory backup withholding may arise if we have not been provided a taxpayer identification number, or

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

                                  if the IRS notifies us that back-up
                                  withholding is required.

                                  In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:

                                  -the value each year of the life insurance
                                   protection provided;

                                  -an amount equal to any employer-paid
                                   premiums; or

                                  -some or all of the amount by which the
                                   current value exceeds the employer's interest in the policy.

                                  Participants in an employer sponsored plan
                                  relating to this policy should consult with
                                  the sponsor or the administrator of the plan,
                                  and/or with their personal tax or legal
                                  adviser, to determine the tax consequences, if
                                  any, of their employer-sponsored life
                                  insurance arrangements.
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EXCHANGING THE POLICY FOR         As described in the section "Surrenders," you
ANOTHER LIFE INSURANCE POLICY     ordinarily will pay taxes on amounts that you
                                  receive in excess of your premium payments when you completely surrender the policy. If, however, you exchange the policy for another life insurance policy, a modified endowment contract or an annuity contract, you will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035.
                                  To meet Section 1035 requirements, the insured named in the policy must be the insured for the new policy or contract.

                                  Also, the new policy or contract cannot extend the maturity date of the policy or otherwise delay a distribution that would extend when tax would be payable under the policy.

                                  Generally, the new policy or contract will be treated as having the same date of issue and tax basis as the old contract.
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TAXATION OF DEATH BENEFITS        Federal Income Tax. The death proceeds payable
                                  under a policy generally are excludable from gross income of the beneficiary under Section 101 of the Code. However, if the policy is transferred for valuable consideration, then a portion of the death proceeds may be includable in the beneficiary's gross income.

                                  Federal Transfer Taxes. When the insured dies, the death benefit will generally be included in such insured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the insured's estate; or (2) the insured held any "incident of ownership" in the policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the policy owner, such as the right to borrow on the policy, or the right to name a new beneficiary. If the beneficiary is two or more generations younger than the insured, the payment of the death proceeds at the death of the insured may be subject to the GSTT. Pursuant to regulations issued by the U.S. Secretary of the Treasury, we may be required to withhold a portion of the death proceeds and pay them directly to the IRS as the GSTT liability.
--------------------------------------------------------------------------------

TAXES AND THE VALUE OF YOUR       As discussed in "Charges," the units you hold
POLICY                            in the separate account are adjusted to
                                  reflect a Premium Tax charge for certain taxes assessed by federal and state taxing authorities. This charge relates to taxes associated with the payment of premium or certain other policy acquisition costs. This charge decreases your unit values

                                  For federal income tax purposes, the separate account is not a separate entity from Nationwide Life Insurance Company. Thus, the tax status of the separate account is not distinct from our status as a life insurance company. Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of sub-account units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

                                       36
--------------------------------------------------------------------------------

                                  At present, we do not initially expect to incur any federal income tax liability that would be chargeable to the units you hold in the separate account. Based upon this expectations, no charge is currently being made against your units in the separate account for federal income taxes. If, however, we determine that taxes may be incurred, we reserve the right to assess a charge for taxes.

                                  We may also incur state and local taxes (in
                                  addition to those described in the discussion of the Premium Taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made that would decrease the value of your units in the separate account.
--------------------------------------------------------------------------------

TAX CHANGES                       The foregoing discussion, which is based on
                                  our understanding of federal tax laws as currently interpreted by the IRS, is general and is not intended as tax advice.

                                  The Code has been subjected to numerous
                                  amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. The U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the policy.

                                  If you, the insured, the beneficiary or other person receiving any benefit or interest in or from the policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the policy, the death proceeds, or other distributions and/or ownership of the policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

                                  Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. We make no representation as to the likelihood of the continuation of these current laws, interpretations, and policies.

                                  In 2001, the Economic Growth and Tax Relief
                                  Reconciliation Act of 2001 (EGTRRA) was
                                  enacted into law. EGTRRA contained numerous changes to the federal income, gift, estate and generation skipping transfer taxes, many of which are not scheduled to become effective until a future date. Among other matters, EGTRRA provides for the repeal of the federal estate and generation skipping transfer taxes after 2009; however, unless Congress and the President enact additional legislation, EGTRRA also provides that all of those changes will "sunset" after 2010, and the estate and generation skipping transfer taxes will be reinstated as if EGTRRA had never been enacted.

                                  The foregoing is a general explanation as to certain tax matters pertaining to insurance policies. It is not intended to be legal or tax advice. You should consult your independent legal, tax and/or financial adviser.

================================================================================
                        NATIONWIDE LIFE INSURANCE COMPANY
================================================================================

We are a stock life insurance company organized under Ohio law. We were founded in 1929 and our home office is One Nationwide Plaza, Columbus, Ohio 43215. We provide long-term savings products by issuing life insurance, annuities and other retirement products.

                                       37
--------------------------------------------------------------------------------

================================================================================
                        NATIONWIDE VLI SEPARATE ACCOUNT-5
================================================================================

ORGANIZATION,                     Nationwide VLI Separate Account-5 is a
REGISTRATION AND                  separate account established under Ohio law.
OPERATION                         We own the assets in this account, and we are
                                  obligated to pay all benefits under the
                                  policies. We may use the account to support other variable life insurance policies we issue. It is registered with the SEC as a unit investment trust under the Investment Company
                                  Act of 1940 ("1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws. This registration, however, does not involve the SEC's supervision of this account's management or investment practice or policies.

                                  It is divided into sub-accounts that may invest in shares of the available sub-account portfolios. We buy and sell the sub-account portfolio shares at net asset value. Any dividends and distributions from a sub-account portfolio are reinvested at net asset value in shares of that sub-account portfolio.

                                  Income, gains, and losses, whether or not realized, from the assets in the account will be credited to, or charged against, the account without regard to our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a sub-account reflect the sub-account's own investment experience and not the investment experience of our other assets. Its assets are held separately from our other assets and are not part of our general account. We may not use the separate account's assets to pay any of our liabilities other than those arising from the policies. If the separate account's assets exceed the required reserves and our other liabilities, we may transfer the excess to our general account. The separate account may include other sub-accounts that are not available under the policies, and are not discussed in this prospectus.

                                  If investment in the mutual funds or a
                                  particular portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the policy, or for any other reason in our sole discretion, we may substitute another mutual fund or portfolio without your consent. The substituted mutual fund or portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investments of future premium, or both. We will comply with federal securities laws to effect a substitution. Furthermore, we may close sub-accounts to allocations of premiums or policy value, or both, at any time in our sole discretion. The mutual funds, which sell their shares to the sub-accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the sub-accounts.

                                  In addition, we reserve the right to make other structural and operational changes affecting this separate account.

                                  WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN
                                  THIS SEPARATE ACCOUNT. THE VALUE OF EACH
                                  SUB-ACCOUNT WILL INCREASE OR DECREASE,
                                  DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.
--------------------------------------------------------------------------------

ADDITION, DELETION, OR            Where permitted by applicable law, we reserve
SUBSTITUTION OF MUTUAL            the right to:
FUNDS                             -remove, combine, or add sub-accounts and make
                                   new sub-accounts available to you at our discretion;

                                  -substitute shares of another mutual fund,
                                   which may have different fees and expenses, for shares of an existing mutual fund at our discretion;

                                  -substitute or close sub-accounts to
                                   allocations, at any time in our discretion;

                                  -transfer assets supporting the policies from
                                   one sub-account to another or from the
                                   separate account to another separate account;

                                       38
--------------------------------------------------------------------------------

                                  -combine the separate account with other
                                   separate accounts, and/or create new separate accounts;

                                  -deregister the separate account under the
                                   1940 Act, or operate the separate account as a management investment company under the 1940 Act, or as any other form permitted by the law; and

                                  -modify the policy provisions to reflect
                                   changes in the sub-accounts and the separate account to comply with applicable law.

                                  The portfolios that sell their shares to the
                                  sub-accounts pursuant to participation
                                  agreements also may terminate these agreements and discontinue offering their shares to the sub-accounts. We will not make any such changes without receiving necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.
--------------------------------------------------------------------------------

VOTING RIGHTS                     Even though we are the legal owner of the
                                  portfolio shares held in the sub-accounts and have the right to vote on all matters submitted to shareholders of the portfolios, we will still vote our shares only as owners instruct.

                                  Before a vote of a portfolio's shareholders occurs, you will have the right to instruct us based on the number of portfolio shares that corresponds to the amount of policy account value you have in the portfolio (as of a date set by the portfolio). We will vote shares for which no instructions are received in the same proportion as those that are received.

                                  The number of shares which a policy owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of that underlying mutual fund. We will designate a date for this determination not more than 90 days before the shareholder meeting.

================================================================================
                                LEGAL PROCEEDINGS
================================================================================

NATIONWIDE LIFE INSURANCE         The Company is a party to litigation and
                                  arbitration proceedings in the ordinary course of its COMPANY business, none of which is expected to have a material adverse effect on the Company.

                                  In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

                                  On October 29, 1998, the Company was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by the Company and the other named Company affiliates, which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. On June 11, 1999, the Company and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by the Company and the other named defendants. On January 25, 2002, the plaintiffs filed a motion for leave to amend their complaint to add three new named plaintiffs. On February 9, 2002, the plaintiffs filed a motion for class certification. On February 9, 2002, Marcus Shore withdrew as a named plaintiff in the lawsuit. On April 16, 2002, the Company filed a motion for summary judgment on the individual claims of plaintiff Mercedes Castillo. On May 28, 2002, the Court denied plaintiffs' motion to add new persons as named plaintiffs, so the action is now proceeding with Mercedes Castillo as the only named plaintiff. On November 4, 2002, the Court issued a decision granting the Company's motion for summary judgment on all plaintiff Mercedes Castillo's individual claims, and ruling that plaintiff's motion for class certification is moot. Judgment for the Company has not yet been entered.

                                  On August 15, 2001, the Company was named in a lawsuit filed in Connecticut federal court titled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. On September 6, 2001, the plaintiffs amended their complaint to include class action allegations. The plaintiffs seek to represent a class of retirement plans that purchased variable annuities from Nationwide Life Insurance Company to fund qualified ERISA retirement plans. The amended complaint alleges that the retirement plans purchased variable annuity contracts from the Company that allowed plan participants to invest in funds that were offered by separate mutual fund companies; that the Company was a fiduciary under ERISA and that the Company breached its fiduciary duty when it accepted certain fees from the mutual fund companies that purportedly were never disclosed by the Company; and that the Company violated ERISA by replacing many of the funds originally included in the plaintiffs' annuities with "inferior" funds because the new funds purportedly paid higher fees to the Company. The amended complaint seeks disgorgement of the fees allegedly received by the Company and other unspecified compensatory damages, declaratory and injunctive relief and attorney's fees. On December 3, 2001, the plaintiffs filed a motion for class certification. The Company is opposing that motion. The Company's Motion to Dismiss was denied on September 11, 2002. The Company intends to defend this lawsuit vigorously.

                                  There can be no assurance that any such
                                  litigation will not have a material adverse
                                  effect on the Company in the future.
--------------------------------------------------------------------------------

WADDELL & REED, INC.              Waddell & Reed, Inc. is a party to legal
                                  proceedings incident to its normal business operations. While there can be no assurances, none of the currently pending legal proceedings are anticipated to have a materially adverse effect on the ability of Waddell & Reed, Inc. to perform the services as distributor of the contracts. Among the legal proceedings to which Waddell & Reed, Inc. is or has been a party are the following proceedings relating to the distribution of variable annuities:

                                  On March 19, 2002, a jury found in favor of United Investors Life Insurance Company ("UILIC") in a civil lawsuit filed by UILIC on May 4, 2000, in Alabama District Court against Waddell & Reed, Inc. and certain of its affiliated companies and assessed compensatory damages in the amount of $50 million dollars. The lawsuit primarily involved the enforceability of a letter agreement signed by UILIC and Waddell & Reed, Inc. in July of 1999 and claims by UILIC that Waddell & Reed, Inc. tortiously interfered with its business relations by recommending to certain of its customers that they exchange their UILIC variable annuities for variable annuities issued by Nationwide. Waddell & Reed, Inc. is appealing the judgment with the Alabama Supreme Court.

                                  UILIC has also filed a civil lawsuit against Waddell & Reed, Inc. and certain of its affiliated companies in the Superior Court of the State of California on October 10, 2001, alleging violation of California Business and Professions Code Section 17200, et seq. in connection with the sale of variable annuities. UILIC seeks injunctive and monetary relief for alleged improper sales practices in connection with recommendations to certain customers residing in California that they exchange their UILIC variable annuities for

                                       40
--------------------------------------------------------------------------------
                                  variable annuities issued by Nationwide.
                                  Waddell & Reed, Inc. and its affiliated
                                  companies named in the lawsuit filed a motion to dismiss the case. The motion to dismiss was denied and Waddell & Reed, Inc. has appealed.

                                  On October 10, 2001, the Kansas Securities
                                  Commissioner commenced an administrative action against Waddell & Reed, Inc. alleging that the firm failed to provide sufficient instructions to its financial advisors regarding the completion of client disclosure forms. Waddell & Reed, Inc. agreed to revise its disclosure form and settled the matter without any disciplinary action.

================================================================================
                              FINANCIAL STATEMENTS
================================================================================

The Statement of Additional Information contains financial statements for Nationwide Life Insurance Company and subsidiaries and of Nationwide VLI Separate Account - 5. You may obtain the Statement of Additional Information FREE OF CHARGE by contacting us at the address or telephone number on the first page of this prospectus.


                                       41
--------------------------------------------------------------------------------

OUTSIDE BACK COVER PAGE

To learn more about this policy, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus. For a free copy of the SAI, to receive personalized illustrations of death benefits, net cash surrender values, and cash values, and to request other information about this policy please call or write to us at our Service Center.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the policy. Information about us and the policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, D.C. 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-10143.

                        NATIONWIDE VLI SEPARATE ACCOUNT-5
                                  (REGISTRANT)

                        NATIONWIDE LIFE INSURANCE COMPANY
                                   (DEPOSITOR)

                         One Nationwide Plaza, RR1-04-D4
                             Columbus, OH 43215-2220
                                 1-866-221-1100
                               TDD: 1-800-238-3035

                       STATEMENT OF ADDITIONAL INFORMATION

           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES


This Statement of Additional Information ("SAI") contains additional information regarding the individual flexible premium variable universal life insurance policy offered by us, Nationwide Life Insurance Company. This SAI is not a prospectus and should be read together with the policy prospectus dated -, 2002 and the prospectuses for the W&R Target Funds, Inc. You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above.

The date of this Statement of Additional Information is -, 2002.

                                TABLE OF CONTENTS

NATIONWIDE LIFE INSURANCE COMPANY

NATIONWIDE VLI SEPARATE ACCOUNT-5

WADDELL & REED, INC.

SERVICES

UNDERWRITING PROCEDURE

FINANCIAL STATEMENTS

ILLUSTRATIONS

ADVERTISING

PERFORMANCE DATA

TAX DEFINITION OF LIFE INSURANCE

NATIONWIDE LIFE INSURANCE COMPANY

We are a stock life insurance company organized under the laws of the State of Ohio in March 1929 with its home office at One Nationwide Plaza, Columbus, Ohio 43215. We provide life insurance, annuities and retirement products. We are admitted to do business in all states, the District of Columbia and Puerto Rico. All of our common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company. NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS. Nationwide Corporation is a holding company, as well. All of the common stock is held by Nationwide Mutual Insurance Company (95.24%) and Nationwide Mutual Fire Insurance Company (4.76%), the ultimate controlling persons of the Nationwide group of companies. The Nationwide group of companies is one of America's largest insurance and financial services family of companies, with combined assets of over $122 billion as of December 31, 2001.

NATIONWIDE VLI SEPARATE ACCOUNT-5

Nationwide VLI Separate Account-5 is a separate account that invests in mutual funds offered and sold to insurance companies and certain retirement plans. We established the separate account on May 21, 1998 pursuant to Ohio law. Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 the SEC does not supervise our management or the management of the variable account. We serve as the custodian of the assets of the variable account.

WADDELL & REED, INC.

The policies are distributed by Waddell & Reed, Inc. ("Waddell & Reed"), located at 6300 Lamar Ave., Overland Park, KS 66202. Waddell & Reed, Inc. was organized as a Delaware corporation in 1981.

The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by Waddell & Reed, Inc. will not exceed 99% of the target premium plus 4% of any excess premium payments. We pay gross renewal commissions in years 2 through 10 on the sale of the policies provided by Waddell & Reed, Inc. that will not exceed 4% of actual premium payment, and that will not exceed 2% in policy years 11 and thereafter.


We have not paid underwriting commissions to Waddell & Reed, Inc.

Gross first year commissions plus any expense allowance we pay on the sale of these policies provided by Waddell & Reed, Inc. will not exceed 99% of the target premium plus 4% of any excess premium payments. Gross renewal commissions in years 2 through 10 we pay will not exceed 4% of actual premium payment, and will not exceed 2% in policy years 11 and thereafter.

 SERVICES

We have responsibility for administration of the policies and the variable account. We also maintain the records of the name, address, taxpayer identification number, and other pertinent information for each policy owner and the number and type of policy issued to each policy owner and records with respect to the policy value of each policy.

We are the custodian of the assets of the variable account. We will maintain a record of all purchases and redemption of shares of the mutual funds. We or our affiliates may have entered into agreements with either the investment adviser or distributor for the mutual funds. The agreements relate to administrative services we or our affiliate furnish and provide for an annual fee based on the average aggregate net assets of the variable account (and our affiliate life insurance company subsidiaries' other separate accounts) invested in particular mutual funds. These fees in no way affect the net asset value of the mutual funds or fees paid by the policy owner.

UNDERWRITING PROCEDURE

The policy's cost of insurance depends upon the insured's sex, issue age, risk class, and length of time the policy has been in force. The rates will vary depending upon tobacco use and other risk factors. Monthly cost of insurance rates will not exceed those guaranteed in the policy. Guaranteed cost of insurance rates for policies issued on specified amounts less than $100,000 are based on the 1980 Commissioners' Extended Term Mortality Table, Age Last Birthday (1980 CET). Guaranteed cost of insurance rates for policies issued on specified amounts $100,000 or more are based on the 1980 Commissioners' Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate percentage multiples of the guaranteed cost of insurance rate on a standard basis. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.

Mortality tables are unisex for:
- policies issued in the State of Montana; and
- group or sponsored arrangements (including our employees and their family members).

The rate class of an insured may affect the cost of insurance rate. We currently place insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk. In an otherwise identical policy, an insured in the standard rate class will have a lower cost of insurance than an insured in a rate class with higher mortality risks. We may also issue certain policies on a "non-medical" basis to certain categories of individuals. Due to the underwriting criteria established for policies issued on a non-medical basis, actual rates will be higher than the current cost of insurance rates being charged under policies that are medically underwritten. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose policies have been in effect for the same length of time. The cost of insurance rates, policy charges, and payment options for policies issued in some states or in connection with certain employee benefit arrangements may be issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males. If the rating class for any increase in the specified amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the cost of insurance rate, as discussed earlier. The actual charges made during the policy year will be shown in the annual report delivered to policy owners.

FINANCIAL STATEMENTS

This SAI contains the audited statements of assets, liabilities and contract owners' equity of Nationwide VLI Separate Account-5 as of December 31, 2001 and the related statements of operations and statements of changes in contract owners' equity for each of the three years in the period then ended. KPMG LLP, 191 West Nationwide Blvd., Columbus, Ohio 43215 serves as independent certified public accountants for the separate account.

Our consolidated balance sheets of financial condition as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2001, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account.

ILLUSTRATIONS

Before you purchase the policy and upon request thereafter, we will provide illustrations of future benefits under the policy based upon the proposed insured's age and premium class, the death benefits option, face amount, planned periodic premiums, and riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one policy illustration during a policy year.

ADVERTISING

Independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company rank and rate us. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide. The ratings are not intended to reflect the investment experience or financial strength of the variable account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

PERFORMANCE DATA

The following performance tables display historical investments results of the mutual fund sub-accounts. This information may be useful in helping potential investors in deciding which mutual fund sub-accounts to choose and in assessing the competence of the mutual funds' investment advisers. The performance figures shown should be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolios of the mutual funds, and the market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return and the principal value of the mutual fund sub-accounts are not guaranteed and will fluctuate so that a policy owner's units, when redeemed, may be worth more or less than their original cost.

                        PERFORMANCE TABLE - TOTAL RETURN

                                                                                Annual Percentage               Non Annualized
                                                                                     Change                    Percentage Change

                                         Fund              Unit                                               1 mo          1 Yr
            MUTUAL FUNDS               Inception          Values          1999        2000       2001          To            to
                                         Date**          12/31/01                                           12/31/01     12/31/01


    W&R Target Funds, Inc. - Asset
    Strategy Portfolio                   05/01/95            9.35         22.96        22.53     -9.96         0.00        -9.96

    W&R Target Funds, Inc. - Bond
    Portfolio                            07/13/87           11.00         -1.43         9.83      7.47        -0.72         7.47

    W&R Target Funds, Inc. - Balanced
    Portfolio                            05/03/94            9.64         10.14         7.14     -5.94        -0.12        -5.94

    W&R Target Funds, Inc. - Core
    Equity Portfolio                     07/16/91            8.70         12.52         9.28    -14.91         2.01       -14.91

    W&R Target Funds, Inc. - Growth
    Portfolio                            07/13/87            8.68         34.35         1.41    -14.34         1.44       -14.34

    W&R Target Funds, Inc. - High
    Income Portfolio                     07/13/87           11.01          4.22        -9.73      9.18        -0.30         9.18

    W&R Target Funds, Inc. -
    International Portfolio              05/03/94            7.90         65.58       -23.66    -22.23         0.73       -22.23

    W&R Target Funds, Inc. - Limited
    Term Bond Portfolio                  05/03/94           11.08          1.74         8.73      9.21        -0.01         9.21

    W&R Target Funds, Inc. - Money
    Market Portfolio                     07/13/87           10.41          4.59         5.86      3.59         0.12         3.59

    W&R Target Funds, Inc. - Small Cap
    Portfolio                            04/04/97            9.89         52.23       -12.35     -1.93         5.38        -1.93

    W&R Target Funds, Inc. - Science &
    Technology                           05/03/94            8.55        174.66       -21.15    -11.91         1.91       -11.91

    W&R Target Funds, Inc. - Value
    Portfolio                            05/01/01           10.20            NA           NA        NA         1.53           NA


                                                                    Non Annual Percentage                          Annualized
                                                                           Change                              Percentage Change

                                          Fund          2 Yrs         3 Yrs.       5 yrs.      Inception      3 Yrs.       5 yrs.
            MUTUAL FUNDS                Inception         to            to           to            to           to           to
                                          Date**       12/31/01      12/31/01     12/31/01      12/31/01     12/31/01     12/31/01


    W&R Target Funds, Inc. - Asset
    Strategy Portfolio                   05/01/95       10.33          35.67        70.06         83.58        10.70        11.20

    W&R Target Funds, Inc. - Bond
    Portfolio                            07/13/87       18.04          16.35        37.11        200.72         5.18         6.52

    W&R Target Funds, Inc. - Balanced
    Portfolio                            05/03/94        0.78          10.99        42.91         96.47         3.54         7.40

    W&R Target Funds, Inc. - Core
    Equity Portfolio                     07/16/91       -7.01           4.64        59.91        257.88         1.52         9.84

    W&R Target Funds, Inc. - Growth
    Portfolio                            07/13/87      -13.13          16.72        80.46        616.03         5.29        12.53

    W&R Target Funds, Inc. - High
    Income Portfolio                     07/13/87       -1.44           2.72        19.42        183.39         0.90         3.61

    W&R Target Funds, Inc. -
    International Portfolio              05/03/94      -40.63          -1.70        53.60         90.17        -0.57         8.96

    W&R Target Funds, Inc. - Limited
    Term Bond Portfolio                  05/03/94       18.75          20.82        37.69         63.75         6.51         6.61

    W&R Target Funds, Inc. - Money
    Market Portfolio                     07/13/87        9.66          14.69        26.67        111.20         4.68         4.84

    W&R Target Funds, Inc. - Small Cap
    Portfolio                            04/04/97      -14.04          30.86        90.82        231.26         9.38        13.80

    W&R Target Funds, Inc. - Science &

    Technology                           05/03/94      -30.54          90.78           NA        223.86        24.02           NA

    W&R Target Funds, Inc. - Value
    Portfolio                            05/01/01          NA             NA           NA          2.03           NA           NA

                                                         Annualized
                                                      Percentage Change

                                          Fund            Inception
            MUTUAL FUNDS                Inception             To
                                          Date**           12/31/01


    W&R Target Funds, Inc. - Asset
    Strategy Portfolio                   05/01/95             9.54

    W&R Target Funds, Inc. - Bond
    Portfolio                            07/13/87             7.91

    W&R Target Funds, Inc. - Balanced
    Portfolio                            05/03/94             9.22

    W&R Target Funds, Inc. - Core
    Equity Portfolio                     07/16/91             2.97

    W&R Target Funds, Inc. - Growth
    Portfolio                            07/13/87            14.58

    W&R Target Funds, Inc. - High
    Income Portfolio                     07/13/87             7.47

    W&R Target Funds, Inc. -
    International Portfolio              05/03/94             8.75

    W&R Target Funds, Inc. - Limited
    Term Bond Portfolio                  05/03/94             6.65

    W&R Target Funds, Inc. - Money
    Market Portfolio                     07/13/87             5.30

    W&R Target Funds, Inc. - Small Cap
    Portfolio                            04/04/97            16.93

    W&R Target Funds, Inc. - Science &
    Technology                           05/03/94            28.14

    W&R Target Funds, Inc. - Value
    Portfolio                            05/01/01               NA


**Fund Inception Date is the date the mutual fund first became effective, which is not necessarily the same date the mutual fund was first made available through the variable account. For those mutual funds which have not been offered as sub-accounts through the variable account for one of the quoted periods, the cash values will show the investment performance such mutual funds would have achieved (reduced by any applicable variable account and policy charges, and mutual fund investment advisory fees and expenses) had they been offered as sub-accounts through the variable account for the period quoted. Certain mutual funds are not as old as some of the periods quoted, therefore, the cash values may not be available for all of the periods shown. The preceding table displays three types of total return. Simply stated, total return shows the percentage change in unit values, with dividends and capital gains reinvested, after the deduction of a 0.60% asset charge (and the deduction of applicable investment advisory fees and other expenses of the underlying mutual funds). The total return figures shown in the Annual Percentage Change and Annualized Percentage Change columns represent annualized figures; i.e., they show the rate of growth that would have produced the corresponding cumulative return had performance been constant over the entire period. The Non-Annualized Percentage Change total return figures are not annual return figures but instead represent the total percentage change in unit value over the stated periods without annualization. THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "CHARGES" SECTION. THESE OTHER CHARGES INCLUDE DEDUCTIONS FROM PREMIUMS, COST OF INSURANCE CHARGES, SURRENDER CHARGES AND A MONTHLY ADMINISTRATIVE CHARGE.

                         PERFORMANCE TABLE - CASH VALUES

                                               1 YEAR TO         2 YEARS TO         3 YEARS TO          5 YEARS TO      10 YEARS TO
                                               12/31/01           12/31/01           12/31/01            12/31/01         12/31/01

                                FUND                  CASH                CASH                CASH                CASH
     MUTUAL FUNDS               Inception    ACCUM    SURR.     ACCUM     SURR.     ACCUM     SURR.     ACCUM     SURR.     ACCUM
                                DATE**       VALUE    VALUE     VALUE     VALUE     VALUE     VALUE     VALUE     VALUE     VALUE

W&R Target Funds, Inc.          05/01/95    $6,824   $1,914   $15,511   $10,601   $25,992   $21,573   $50,698   $47,260        NA
- Asset Strategy
Portfolio

W&R Target Funds, Inc.          07/13/87    $8,362   $3,452   $17,495   $12,584   $26,359   $21,940   $46,469   $43,032   $111,301
- Bond Portfolio

W&R Target Funds, Inc.          05/03/94    $7,178   $2,267   $14,971   $10,061   $23,492   $19,073   $43,873   $40,436         NA
- Balanced Portfolio

W&R Target Funds, Inc.          07/16/91    $6,336   $1,425   $13,595    $8,684   $21,641   $17,222   $44,126   $40,688   $146,364
- Core Equity Portfolio

W&R Target Funds, Inc.          07/13/87    $6,378   $1,468   $13,157    $8,247   $22,246   $17,827   $47,999   $44,561   $164,112
- Growth Portfolio

W&R Target Funds, Inc.          07/13/87    $8,530   $3,620   $16,026   $11,116   $23,877   $19,458   $41,092   $37,654   $105,667
- High Income Portfolio

W&R Target Funds, Inc.          05/03/94    $5,760   $0,850   $10,199    $5,289   $17,838   $13,419   $40,305   $36,868         NA
- International
Portfolio

W&R Target Funds, Inc.          05/03/94    $8,514   $3,604   $17,687   $12,776   $26,933   $22,514   $47,371   $43,934         NA
- Limited Term Bond
Portfolio

W&R Target Funds, Inc.          07/13/87    $8,020   $3,110   $16,487   $11,577   $25,289   $20,870   $44,216   $40,779    $99,196
- Money Market
Portfolio

W&R Target Funds, Inc.          04/04/97    $7,468   $2,558   $14,045    $9,135   $24,192   $19,772   $50,339   $46,901         NA
- Small Cap Portfolio

W&R Target Funds, Inc.          05/03/94    $6,536   $1,626   $11,749    $6,838   $27,148   $22,729        NA        NA         NA
- Science & Technology
Portfolio

W&R Target Funds, Inc.          05/01/01        NA       NA        NA        NA        NA        NA        NA        NA         NA
- Value Portfolio

                                10 YEARS TO     INCEPTION TO
                                 12/31/01         12/31/01

                                   CASH                  CASH
     MUTUAL FUNDS                  SURR.      ACCUM      SURR.
                                   VALUE      VALUE      VALUE
W&R Target Funds, Inc.                NA    $77,169    $74,714
- Asset Strategy
Portfolio

W&R Target Funds, Inc.           $111,301   $207,479   $207,479
- Bond Portfolio

W&R Target Funds, Inc.                 NA    $84,542    $82,578
- Balanced Portfolio

W&R Target Funds, Inc.           $146,364   $163,848   $163,848
- Core Equity Portfolio

W&R Target Funds, Inc.           $164,112   $380,502   $380,502
- Growth Portfolio

W&R Target Funds, Inc.           $105,667   $198,407   $198,407
- High Income Portfolio

W&R Target Funds, Inc.                 NA    $80,641    $78,677
- International
Portfolio

W&R Target Funds, Inc.                 NA    $82,838    $80,874
- Limited Term Bond
Portfolio

W&R Target Funds, Inc.            $99,196   $167,818   $167,818
- Money Market
Portfolio

W&R Target Funds, Inc.                 NA   $109,552   $107,588
- Small Cap Portfolio

W&R Target Funds, Inc.                 NA    $70,690    $67,253
- Science & Technology
Portfolio

W&R Target Funds, Inc.                 NA     $8,499     $3,588
- Value Portfolio


                         PERFORMANCE TABLE - CASH VALUES

**Fund Inception Date is the date the mutual fund first became effective, which is not necessarily the same date the mutual fund was first made available through the variable account. For those mutual funds which have not been offered as sub-accounts through the variable account for one of the quoted periods, the cash values will show the investment performance such mutual funds would have achieved (reduced by any applicable variable account and policy charges, and mutual fund investment advisory fees and expenses) had they been offered as sub-accounts through the variable account for the period quoted. Certain mutual funds are not as old as some of the periods quoted, therefore, the cash values may not be available for all of the periods shown.

The preceding cash value performance table shows the effect of the performance quoted on accumulated values and cash surrender values, based on a hypothetical annual premium of $10,000 for a 45 year-old male, non-tobacco preferred, with a level death benefit and an initial specified amount of $506,995.21. The cash surrender value figures reflect the deduction of all applicable policy charges, including a 0.60% asset charge, applicable cost of insurance charges, surrender charges, and an annual administrative charge (and the deduction of applicable investment advisory fees and other expenses of the underlying mutual funds). See the "Charges" section for more information about these charges. The cost of insurance charges may be higher or lower for purchasers who do not meet the profile of the hypothetical purchaser. Illustrations reflecting a potential purchaser's specific characteristics are available from us upon request.

Any current yield quotations of the W&R Target Funds, Inc. - Money Market Portfolio, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return, and multiplying the base period return by (365/7) or (366/7) in a leap year. The W&R Target Funds, Inc. - Money Market Portfolio's effective yield is computed similarly, but includes the effect of assumed compounding on an annualized basis of the current unit value yield quotations of the W&R Target Funds, Inc. - Money Market Portfolio. The W&R Target Funds, Inc. - Money Market Portfolio's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the fund's expenses. Although the W&R Target Funds, Inc. - Money Market Portfolio determines its yield on the basis of a seven day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitation described in the W&R Target Funds, Inc. - Money Market Portfolio 's Prospectus and/or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will remain in effect for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that a policy owner's investment in the W&R Target Funds, Inc. - Money Market Portfolio is not guaranteed or insured. Yields of other money market funds may not be comparable if a different base period or another method of calculation is used.

Quotations of average annual total return and total return are based upon historical earnings and will fluctuate. Any quotation of performance is not a guarantee of future performance. Factors affecting a sub-account's performance include general market conditions, operating expenses and investment management. A contract owner's account when redeemed may be more or less than the original cost.

TAX DEFINITION OF LIFE INSURANCE

Section 7702(b)(1) of the Internal Revenue Code provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes. The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test.

The tables below show the numeric requirements for each test.

 GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST
TABLE OF APPLICABLE PERCENTAGES OF CASH VALUE

  ATTAINED AGE OF    PERCENTAGE OF CASH
  YOUNGER INSURED           VALUE
-----------------------------------------
       0-40                 250%
-----------------------------------------
         41                 243%
-----------------------------------------

  ATTAINED AGE OF    PERCENTAGE OF CASH
  YOUNGER INSURED           VALUE
-----------------------------------------
         42                 236%
-----------------------------------------
         43                 229%
-----------------------------------------
         44                 222%
-----------------------------------------
         45                 215%
-----------------------------------------
         46                 209%
-----------------------------------------
         47                 203%
-----------------------------------------
         48                 197%
-----------------------------------------
         49                 191%
-----------------------------------------
         50                 185%
-----------------------------------------
         51                 178%
-----------------------------------------
         52                 171%
-----------------------------------------
         53                 164%
-----------------------------------------
         54                 157%
-----------------------------------------
         55                 150%
-----------------------------------------
         56                 146%
-----------------------------------------
         57                 142%
-----------------------------------------
         58                 138%
-----------------------------------------
         59                 134%
-----------------------------------------
         60                 130%
-----------------------------------------
         61                 128%
-----------------------------------------
         62                 126%
-----------------------------------------
         63                 124%
-----------------------------------------
         64                 122%
-----------------------------------------
         65                 120%
-----------------------------------------
         66                 119%
-----------------------------------------
         67                 118%
-----------------------------------------
         68                 117%
-----------------------------------------
         69                 116%
-----------------------------------------
         70                 115%
-----------------------------------------
         71                 113%
-----------------------------------------
         72                 111%
-----------------------------------------
         73                 109%
-----------------------------------------
         74                 107%
-----------------------------------------
         75                 105%
-----------------------------------------
         76                 105%
-----------------------------------------
         77                 105%
-----------------------------------------
         78                 105%
-----------------------------------------
         79                 105%
-----------------------------------------
         80                 105%
-----------------------------------------
         81                 105%
-----------------------------------------
         82                 105%
-----------------------------------------
         83                 105%
-----------------------------------------
         84                 105%
-----------------------------------------
         85                 105%
-----------------------------------------
         86                 105%
-----------------------------------------
         87                 105%
-----------------------------------------
         88                 105%
-----------------------------------------
         89                 105%
-----------------------------------------
         90                 105%
-----------------------------------------
         91                 104%
-----------------------------------------
         92                 103%
-----------------------------------------

  ATTAINED AGE OF    PERCENTAGE OF CASH
  YOUNGER INSURED           VALUE
-----------------------------------------
         93                 102%
-----------------------------------------
         94                 101%
-----------------------------------------
         95                 101%
-----------------------------------------
         96                 101%
-----------------------------------------
         97                 101%
-----------------------------------------
         98                 101%
-----------------------------------------
         99                 101%
-----------------------------------------
        100                 100%
-----------------------------------------

                          Cash Value Accumulation Test

The Cash Value Accumulation Test also requires the death benefit to exceed an applicable percentage of the cash value. These applicable percentages are the inverses of net single premiums based on an interest rate of 4% and 1980 CSO guaranteed mortality as prescribed in Internal Revenue Code Section 7702 for the Cash Value Accumulation Test. These premiums vary with the ages, sexes, and risk classifications of the insureds.

The table below provides an example of applicable percentages for the Cash Value Accumulation Test. This example is for a male non-tobacco preferred issue age 55 and a female non-tobacco preferred issue age 55.

       POLICY          PERCENTAGE OF
        YEAR             CASH VALUE
----------------------------------------
         1                  302%
----------------------------------------
         2                  290%
----------------------------------------
         3                  279%
----------------------------------------
         4                  269%
----------------------------------------
         5                  259%
----------------------------------------
         6                  249%
----------------------------------------
         7                  240%
----------------------------------------
         8                  231%
----------------------------------------
         9                  223%
----------------------------------------
         10                 215%
----------------------------------------
         11                 207%
----------------------------------------
         12                 200%
----------------------------------------
         13                 193%
----------------------------------------
         14                 186%
----------------------------------------
         15                 180%
----------------------------------------
         16                 174%
----------------------------------------
         17                 169%
----------------------------------------
         18                 164%
----------------------------------------
         19                 159%
----------------------------------------
         20                 154%
----------------------------------------
         21                 150%
----------------------------------------
         22                 146%
----------------------------------------
         23                 142%
----------------------------------------
         24                 139%
----------------------------------------
         25                 136%
----------------------------------------
         26                 133%
----------------------------------------
         27                 130%
----------------------------------------
         28                 127%
----------------------------------------
         29                 125%
----------------------------------------

       POLICY          PERCENTAGE OF
        YEAR             CASH VALUE
----------------------------------------
         30                 123%
----------------------------------------
         31                 121%
----------------------------------------
         32                 119%
----------------------------------------
         33                 118%
----------------------------------------
         34                 116%
----------------------------------------
         35                 115%
----------------------------------------
         36                 113%
----------------------------------------
         37                 112%
----------------------------------------
         38                 111%
----------------------------------------
         39                 110%
----------------------------------------
         40                 108%
----------------------------------------
         41                 107%
----------------------------------------
         42                 106%
----------------------------------------
         43                 104%
----------------------------------------
         44                 103%
----------------------------------------
         45                 102%
----------------------------------------

--------------------------------------------------------------------------------

                             INDEPENDENT AUDITORS'REPORT


The Board of Directors of Nationwide Life Insurance Company and Contract Owners of Nationwide VLI Separate Account-5:

    We have audited the accompanying statement of assets, liabilities and contract owners' equity of Nationwide VLI Separate Account-5 (comprised of the sub-accounts listed in note 1(b)) (collectively, "the Account") as of December 31, 2001, and the related statements of operations and changes in contract owners' equity, and the financial highlights for each of the periods indicated herein. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Account as of December 31, 2001, and the results of its operations, changes in contract owners' equity, and financial highlights for each of the periods indicated herein, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Columbus, Ohio
February 20, 2002







--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        NATIONWIDE VLI SEPARATE ACCOUNT-5
           STATEMENT OF ASSETS,LIABILITIES AND CONTRACT OWNERS' EQUITY

                                DECEMBER 31,2001

ASSETS:

  Investments at fair value:

     W & R Target Funds - Asset Strategy Portfolio (WRAsStrat)
       183,640 shares (cost $1,185,209) . . . . . . . . . . . . . . . . . . . .   $ 1,139,410

     W & R Target Funds - Balanced Portfolio (WRBal)
       149,861 shares (cost $1,029,892) . . . . . . . . . . . . . . . . . . . .     1,007,428

     W & R Target Funds - Bond Portfolio (WRBnd)
       130,491 shares (cost $723,095) . . . . . . . . . . . . . . . . . . . . .       699,626

     W & R Target Funds - Core Equity Portfolio (WRCoreEq)
       289,299 shares (cost $2,924,503) . . . . . . . . . . . . . . . . . . . .     2,997,367

     W & R Target Funds - Growth Portfolio (WRGrowth)
       351,819 shares (cost $2,900,310) . . . . . . . . . . . . . . . . . . . .     2,952,572

     W & R Target Funds - High Income Portfolio (WRHIP)
       103,255 shares (cost $366,703) . . . . . . . . . . . . . . . . . . . . .       343,437

     W & R Target Funds - International Portfolio (WRInt)
       95,828 shares (cost $588,617) . . . . . . . . . . . . . . . . . . . . . .      560,938

     W & R Target Funds - Limited-Term Bond Portfolio (WRLBP)
       9,101 shares (cost $50,975) . . . . . . . . . . . . . . . . . . . . . . .       49,543

     W & R Target Funds - Money Market Portfolio (WRMMP)
       735,772 shares (cost $735,772) . . . . . . . . . . . . . . . . . . . . .       735,772

     W & R Target Funds - Science & Technology Portfolio (WRSciTech)
       99,619 shares (cost $1,184,328) . . . . . . . . . . . . . . . . . . . . .    1,244,506

     W & R Target Funds - Small Cap Portfolio (WRSmCap)
       184,296 shares (cost $1,370,466) . . . . . . . . . . . . . . . . . . . .     1,470,128

     W & R Target Funds - Value Portfolio (WRVP)
       109,626 shares (cost $544,042)  . . . . . . . . . . . . . . . . . . . . .      557,066
                                                                                 ------------
          Total investments . . . . . . . . . . . . . . . . . . . . . . . . . .    13,757,793

  Accounts receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         -
                                                                                 ------------
          Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13,757,793

ACCOUNTS PAYABLE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       13,066
                                                                                 ------------
CONTRACT OWNERS' EQUITY (NOTE 7) . . . . . . . . . . . . . . . . . . . . . . . .  $13,744,727
                                                                                 ============

See accompanying notes to financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NATIONWIDE VLI SEPARATE ACCOUNT-5
STATEMENTS OF OPERATIONS
FOR THE PERIOD JANUARY 5,2001 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31,2001

                                                      TOTAL    WRAsStrat     WRBal      WRBnd   WRCoreEq  WRGrowth   WRHIP    WRInt
                                                      -----    ---------     -----      -----   --------  --------   -----    -----
INVESTMENT ACTIVITY:
  Reinvested dividends ........................  $   187,855     26,110     24,143     30,125     6,670    25,237   30,047   23,443
  Mortality and expense risk charges ..........         --         --         --         --        --        --       --       --
                                                  ----------   ---------    ------     ------    -------  --------   -----    -----
    Net investment activity ...................      187,855     26,110     24,143     30,125     6,670    25,237   30,047   23,443
                                                  ----------   ---------    ------     ------    -------  --------   -----    -----

  Proceeds from mutual funds shares sold ......    7,092,247     36,758     15,964      6,186    36,732    20,004   11,058   12,836
  Cost of mutual fund shares sold .............   (7,100,552)   (37,271)   (16,806)    (5,917)  (40,281)  (21,462) (11,187) (15,031)
                                                  ----------   ---------    ------     ------    -------  --------   -----    -----
    Realized gain (loss) on investments .......       (8,305)      (513)      (842)       269    (3,549)   (1,458)    (129)  (2,195)
  Change in unrealized gain (loss)
    on investments ............................      153,880    (45,799)   (22,464)   (23,469)   72,864    52,262  (23,267) (27,679)
                                                  ----------   ---------    ------     ------    -------  --------   -----    -----
    Net gain (loss) on investments ............      145,575    (46,312)   (23,306)   (23,200)   69,315    50,804  (23,396) (29,874)
                                                  ----------   ---------    ------     ------    -------  --------   -----    -----
  Reinvested capital gains ....................         --         --         --         --        --        --       --       --
                                                  ----------   ---------    ------     ------    -------  --------   -----    -----
      Net increase (decrease) in contract owners'
        equity resulting from operations ......  $   333,430    (20,202)       837      6,925    75,985    76,041    6,651   (6,431)
                                                  ==========   =========    ======     ======    ======    ======    =====    =====

                                                      WRLBP       WRMMP    WRSciTech   WRSmCap    WRVP
                                                      -----       -----    ---------   -------    ----
INVESTMENT ACTIVITY:
  Reinvested dividends $ ......................       1,717      12,486      5,979         13     1,885
  Mortality and expense risk charges ..........        --          --          --         --       --
                                                   --------  ----------    -------   --------    ------
    Net investment activity ...................     1,717      12,486      5,979         13     1,885
                                                   --------  ----------    -------   --------    ------

  Proceeds from mutual funds shares sold ......      11,546   6,921,556     10,878      7,448     1,281
  Cost of mutual fund shares sold .............     (11,173) (6,921,556)   (11,050)    (7,529)   (1,289)
                                                   --------  ----------    -------   --------    ------
    Realized gain (loss) on investments .......         373        --         (172)       (81)       (8)
  Change in unrealized gain (loss)
    on investments ............................      (1,432)       --       60,178     99,662    13,024
                                                   --------  ----------    -------   --------    ------
    Net gain (loss) on investments ............      (1,059)       --       60,006     99,581    13,016
                                                   --------  ----------    -------   --------    ------
  Reinvested capital gains ....................        --          --         --         --       --
                                                   --------  ----------    -------   --------    ------
      Net increase (decrease) in contract owners'
        equity resulting from operations ......  $      658    12,486       65,985     99,594    14,901
                                                   ========  ==========    =======   ========    ======


See accompanying notes to financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NATIONWIDE VLI SEPARATE ACCOUNT-5
STATEMENTS OF CHANGES IN CONTRACT OWNERS'EQUITY
FOR THE PERIOD JANUARY 5,2001 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31,2001

                                                 TOTAL    WRAsStrat     WRBal      WRBnd     WRCoreEq   WRGrowth    WRHIP    WRInt
                                                 -----    ---------     -----      -----     --------   --------    -----    -----
INVESTMENT ACTIVITY:
  Net investment income $ .................     187,855     26,110     24,143      30,125      6,670     25,237     30,047   23,443
  Realized gain (loss) on investments .....      (8,305)      (513)      (842)        269     (3,549)    (1,458)      (129)  (2,195)
  Change in unrealized gain (loss)
    on investments ........................     153,880    (45,799)   (22,464)    (23,469)    72,864     52,262    (23,267) (27,679)
  Reinvested capital gains ................        --         --         --          --         --         --         --       --
                                           ------------  ---------  ---------     -------  ---------  ---------    -------  -------
    Net increase (decrease) in contract
      owners'equity resulting from
      operations ..........................     333,430    (20,202)       837       6,925     75,985     76,041      6,651   (6,431)
                                           ------------  ---------  ---------     -------  ---------  ---------    -------  -------
EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .......................  14,482,618    315,247    237,069      97,342    662,558    604,913     55,478  112,473
  Transfers between funds .................        --      907,543    821,014     621,395  2,416,926  2,460,624    297,551  484,602
  Surrenders ..............................        (460)       (70)       (29)        (11)       (74)       (75)      --        (50)
  Death benefits (note 4) .................        --         --         --          --         --         --         --       --
  Policy loans (net of repayments) (note 5)     (85,465)        12       (410)          7     (1,030)   (26,716)      --       (266)
  Deductions for surrender charges
    (note 2d) .............................      (6,499)      (993)      (412)       (154)    (1,049)    (1,058)      --       (705)
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) .....................    (955,040)   (60,566)   (48,832)    (24,993)  (152,503)  (157,143)   (15,254) (28,159)
  Asset charges (note 3) ..................     (23,857)    (1,578)    (1,313)       (903)    (4,171)    (4,123)      (408)    (704)
                                           ------------  ---------  ---------     -------  ---------  ---------    -------  -------
      Net equity transactions .............  13,411,297  1,159,595  1,007,087     692,683  2,920,657  2,876,422    337,367  567,191
                                           ------------  ---------  ---------     -------  ---------  ---------    -------  -------

NET CHANGE IN CONTRACT OWNERS'EQUITY ......  13,744,727  1,139,393  1,007,924     699,608  2,996,642  2,952,463    344,018  560,760

CONTRACT OWNERS'EQUITY BEGINNING
  OF PERIOD ...............................        --         --         --          --         --         --         --       --
                                           ------------  ---------  ---------     -------  ---------  ---------    -------  -------
CONTRACT OWNERS'EQUITY END OF PERIOD ......$ 13,744,727  1,139,393  1,007,924     699,608  2,996,642  2,952,463    344,018  560,760
                                           ============  =========  =========     =======  =========  =========    =======  =======


CHANGES IN UNITS:
  Beginning units .........................        --         --         --          --         --         --         --       --
                                           ------------  ---------  ---------     -------  ---------  ---------    -------  -------
  Units purchased .........................   2,641,344    128,599    110,301      66,040    363,161    362,662     32,709   74,711
  Units redeemed ..........................  (1,142,080)    (6,803)    (5,736)     (2,444)   (18,862)   (22,464)    (1,462)  (3,719)
                                           ------------  ---------  ---------     -------  ---------  ---------    -------  -------
  Ending units ............................   1,499,264    121,796    104,565      63,596    344,299    340,198     31,247   70,992
                                           ============  =========  =========     =======  =========  =========    =======  =======

NATIONWIDE VLI SEPARATE ACCOUNT-5
STATEMENTS OF CHANGES IN CONTRACT OWNERS'EQUITY,Continued
FOR THE PERIOD JANUARY 5,2001 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31,2001

                                                    WRLBP          WRMMP         WRSciTech        WRSmCap         WRVP
                                                -----------      ---------        --------       --------        -------
INVESTMENT ACTIVITY:
  Net investment income  ...................         1,717         12,486          5,979             13          1,885
  Realized gain (loss) on investments .......           373           --             (172)           (81)            (8)
  Change in unrealized gain (loss)
    on investments ..........................        (1,432)          --           60,178         99,662         13,024
  Reinvested capital gains ..................          --             --             --             --             --
                                                -----------      ---------        --------       --------        -------
    Net increase (decrease) in contract
      owners'equity resulting from
      operations ............................           658         12,486         65,985         99,594         14,901
                                                -----------      ---------        --------       --------        -------
EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .........................        12,872     11,651,194        367,617        297,657         68,198
  Transfers between funds ...................        39,384    (10,587,924)       899,386      1,154,369        485,130
  Surrenders ................................          --              (13)           (93)           (45)          --
  Death benefits (note 4) ...................          --             --             --             --             --
  Policy loans (net of repayments) (note 5) .          --          (56,649)          (307)          (106)          --
  Deductions for surrender charges
    (note 2d) ...............................          --             (185)        (1,307)          (636)          --
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) .......................        (3,300)      (290,216)       (84,442)       (78,786)       (10,846)
  Asset charges (note 3) ....................           (73)        (6,479)        (1,751)        (1,990)          (364)
                                                -----------      ---------        --------       --------        -------
      Net equity transactions ...............        48,883        709,728      1,179,103      1,370,463        542,118
                                                -----------      ---------        --------       --------        -------

NET CHANGE IN CONTRACT OWNERS'EQUITY ........        49,541        722,214      1,245,088      1,470,057        557,019
CONTRACT OWNERS'EQUITY BEGINNING
  OF PERIOD .................................          --             --             --             --             --
                                                -----------      ---------        --------       --------        -------
CONTRACT OWNERS'EQUITY END OF PERIOD ........   $    49,541        722,214      1,245,088      1,470,057        557,019
                                                ===========      =========      =========       ========        =======

CHANGES IN UNITS:
  Beginning units ...........................          --             --             --             --             --
                                                -----------      ---------        --------       --------        -------
  Units purchased ...........................         5,434      1,128,158        156,485        157,368         55,716
  Units redeemed ............................          (964)    (1,058,785)       (10,920)        (8,801)        (1,120)
                                                -----------      ---------        --------       --------        -------
  Ending units ..............................         4,470         69,373        145,565        148,567         54,596
                                                ===========      =========        ========       ========        =======

See accompanying notes to financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        NATIONWIDE VLI SEPARATE ACCOUNT-5
                          NOTES TO FINANCIAL STATEMENTS

                                December 31,2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Organization and Nature of Operations

          Nationwide VLI Separate Account-5 (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life Insurance Company (the Company) on May 21, 1998. The Account is registered as a unit investment trust under the Investment Company Act of 1940.

          The Company offers Select Life and Survivorship Life Variable Life Insurance Policies through the Account. The primary distribution for the contracts is through banks and other financial institutions; however, other distributors may be utilized.

     (b)  The Contracts

          Only contracts with a front-end sales charge, a contingent deferred sales charge and certain other fees are offered for purchase.See note 2 for a discussion of contract expenses and note 3 for asset charges.

          Contract owners may invest in the following funds:

          Portfolios of the Waddell and Reed: W & R Target Funds, Inc.;
             W & R Target Funds - Asset Strategy Portfolio (WRAsStrat)
             W & R Target Funds - Balanced Portfolio (WRBal)
             W & R Target Funds - Bond Portfolio (WRBnd)
             W & R Target Funds - Core Equity Portfolio (WRCoreEq)
             W & R Target Funds - Growth Portfolio (WRGrowth)
             W & R Target Funds - High Income Portfolio (WRHIP)
             W & R Target Funds - International Portfolio (WRInt)
             W & R Target Funds - Limited-Term Bond Portfolio (WRLBP)
             W & R Target Funds - Money Market Portfolio (WRMMP)
             W & R Target Funds - Science & Technology Portfolio (WRSciTech) W & R Target Funds - Small Cap Portfolio (WRSmCap)
             W & R Target Funds - Value Portfolio (WRVP)

       At December 31, 2001, contract owners have invested in all of the above funds. The contract owners' equity is affected by the investment results of each fund, equity transactions by contract owners and certain contract expenses (see note 2). The accompanying financial statements include only contract owners' purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.

       A contract owner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

       Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives.While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

     (c)  Security Valuation, Transactions and Related Investment Income

          The fair value of the underlying mutual funds is based on the closing net asset value per share at December 31, 2001. The cost of investments sold is determined on the specific identification basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date.

     (d)  Federal Income Taxes

          Operations of the Account form a part of, and are taxed with, operations of the Company which is taxed as a life insurance company under the Internal Revenue Code.

          The Company does not provide for income taxes within the Account. Taxes are the responsibility of the contract owner upon termination or withdrawal.

     (e)  Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) POLICY CHARGES

     (a)  Deductions from Premium

          On Select Life and Survivorship Life insurance contracts, the Company deducts a charge for state premium taxes equal to 3.5% of all premiums received to cover the payment of these premium taxes. Additionally, the Company deducts a front-end sales load of up to 2.5% from each premium payment received. The Company may at its sole discretion reduce this sales loading.

     (b)  Cost of Insurance

          A cost of insurance charge is assessed monthly against each contract by liquidating units. The amount of the charge is based upon age, sex, rate class and net amount at risk (death benefit less total contract value).

     (c)  Administrative Charges

          For Select Life contracts, the Company currently deducts a monthly administrative charge of $10.00 during the first policy year to recover policy maintenance, accounting, record keeping and other administrative expenses. For all subsequent years, a monthly administrative charge is deducted (currently $5 per month not to exceed $7.50).The charges are assessed against each contract by liquidating units.

          For Survivorship Life contracts, the Company currently deducts a monthly administrative charge of $10 during the first policy year; $5 during policy years 2 through 20 if the specified amount is equal to or greater than $150,000;$3 during policy years 2 through 20 if the specified amount is less than $150,000; $0 during policy years 21 and on. If, at any time, there is an increase in specified amount the per $1,000 basic coverage charge will be assessed based on the amount of increase and the age of the younger insured at the time of the increase. The per $1,000 basic coverage charge assessed as a result of the specified amount increase will be assessed for three policy years. The charges are assessed against each contract by liquidating units.

                                                                     (Continued)

                        NATIONWIDE VLI SEPARATE ACCOUNT-5
                     NOTES TO FINANCIAL STATEMENTS,Continued

     (d)  Surrender Charges

          Policy surrenders result in a redemption of the contract value from the Account and payment of the surrender proceeds to the contract owner or designee. The surrender proceeds consist of the contract value, less any outstanding policy loans, and less a surrender charge, if applicable. The amount of the charge is based upon a specified percentage of the initial surrender charge which varies by issue age, sex and rate class. For Select Life and Survivorship Life contracts, the charge is 100% of the initial surrender charge in the first year, declining to 30% of the initial surrender charge in the ninth year.

          No surrender charge is assessed on any contract surrendered after the ninth year.

          The Company may waive the surrender charge for certain contracts in which the sales expenses normally associated with the distribution of a contract are not incurred.

     (3)  ASSET CHARGES

          For Select Life and Survivorship Life contracts, the Company deducts a charge equal to an annual effective rate of 0.60% of the first $25,000 of cash value attributable to the variable account, 0.30% of the next $225,000 of cash value attributable to the variable account, and 0.10% of cash value attributable to the variable account in excess of $250,000. This charge is assessed monthly by liquidating units.

     (4)  DEATH BENEFITS

          For Select Life contracts, death benefit proceeds result in a redemption of the contract value from the Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. For Survivorship Life contracts, the proceeds are payable on the death of the last surviving insured. In the event that the guaranteed death benefit exceeds the contract value on the date of death, the excess is paid by the Company's general account.

     (5)  POLICY LOANS (NET OF REPAYMENTS)

          Contract provisions allow contract owners to borrow 90% of a policy's cash surrender value. Select Life contracts are charged 3.9% and Survivorship Life contracts are charged 4.5% on the outstanding loan balance and are due and payable in advance on the policy anniversary.

          At the time the loan is granted, the amount of the loan is transferred from the Account to the Company's general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made, subject to a guaranteed minimum rate. Interest credited is paid by the Company's general account to the Account. Loan repayments result in a transfer of collateral including interest back to the Account.

     (6)  RELATED PARTY TRANSACTIONS

          The Company performs various services on behalf of the Mutual Fund Companies in which the Account invests and may receive fees for the services performed. These services include, among other things, share-holder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.

     (7)  FINANCIAL HIGHLIGHTS

          The following is a summary of units outstanding, unit fair values and contract owners' equity for variable life and annuity contracts as of the end of the period indicated, and the contract expense rate and total return for the period January 5, 2001 (commencement of operations) through December 31, 2001.

                                                             CONTRACT                       UNIT           CONTRACT         TOTAL
                                                           EXPENSE RATE(*)     UNITS     FAIR VALUE     OWNERS'EQUITY    RETURN(**)
                                                           ---------------     -----     ----------     -------------    ----------
    W & R Target Funds - Asset Strategy Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%         121,796   $  9.354930   $  1,139,393     -9.96%

    W & R Target Funds - Balanced Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%         104,565      9.639210      1,007,924     -5.94%

    W & R Target Funds - Bond Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%          63,596     11.000810       699,608     7.47%

    W & R Target Funds - Core Equity Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%         344,299      8.703605      2,996,642    -14.91%

    W & R Target Funds - Growth Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%         340,198      8.678660      2,952,463    -14.34%

    W & R Target Funds - High Income Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%          31,247     11.009645       344,018     9.18%

    W & R Target Funds - International Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%          70,992      7.898920       560,760    -22.23%

    W & R Target Funds - Limited-Term Bond Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%           4,470     11.083054        49,541     9.21%

    W & R Target Funds - Money Market Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%          69,373     10.410587       722,214     3.59%

    W & R Target Funds - Science & Technology Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%         145,565      8.553483      1,245,088    -11.91%

    W & R Target Funds - Small Cap Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%         148,567      9.894912      1,470,057     -1.93%

    W & R Target Funds - Value Portfolio
       2001  . . . . . . . . . . . . . . . . . . . . . . . .    0.00%          54,596     10.202567        557,019     2.03%  5/1/01
    Total Contract Owners'Equity                                                                       -----------
       2001 . . . . . . . . . . . . . . . . . . . . . . . . .                                          $13,744,727
                                                                                                       ===========


(*) This represents the annualized contract expense rate of the variable account for the period indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying fund portfolios and charges made directly to contract owner accounts through the redemption of units.

(**) This represents the total return for the period indicated and includes a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units;inclusion of these expenses in the calculation would result in a reduction of the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account. The total return is calculated for the period indicated or from the effective date through the end of the period.


--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Nationwide Life Insurance Company:

We have audited the consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the "Company"), a wholly owned subsidiary of Nationwide Financial Services, Inc., as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, the Company changed its methods of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets in 2001.



KPMG LLP


Columbus, Ohio
January 29, 2002

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                           Consolidated Balance Sheets

                     (in millions, except per share amounts)

                                                                                              December 31,
                                                                                     ------------------------------
                                                                                        2001                 2000
                                                                                     =========            =========
                                     ASSETS
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity securities (cost $17,961.6 in 2001; $15,245.8 in 2000)            $18,370.8            $15,443.0
    Equity securities (cost $83.0 in 2001; $103.5 in 2000)                                94.0                109.0
  Mortgage loans on real estate, net                                                   7,113.1              6,168.3
  Real estate, net                                                                       172.0                310.7
  Policy loans                                                                           591.1                562.6
  Other long-term investments                                                            125.0                101.8
  Short-term investments, including amounts managed by a related party                 1,011.3                442.6
                                                                                     ---------            ---------
                                                                                      27,477.3             23,138.0
                                                                                     ---------            ---------

Cash                                                                                      22.6                 18.4
Accrued investment income                                                                306.7                251.4
Deferred policy acquisition costs                                                      3,189.0              2,865.6
Other assets                                                                             646.0                396.7
Assets held in separate accounts                                                      59,513.0             65,897.2
                                                                                     ---------            ---------
                                                                                     $91,154.6            $92,567.3
                                                                                     =========            =========

                      LIABILITIES AND SHAREHOLDER'S EQUITY
Future policy benefits and claims                                                    $25,216.0            $22,183.6
Short-term debt                                                                          100.0                118.7
Long-term debt, payable to NFS                                                           300.0                   --
Other liabilities                                                                      2,307.9              1,164.9
Liabilities related to separate accounts                                              59,513.0             65,897.2
                                                                                     ---------            ---------
                                                                                      87,436.9             89,364.4
                                                                                     ---------            ---------

Commitments and contingencies (notes 10 and 15)

Shareholder's equity:
  Common stock, $1 par value.  Authorized 5.0 million shares;
    3.8 million shares issued and outstanding                                              3.8                  3.8
  Additional paid-in capital                                                             646.1                646.1
  Retained earnings                                                                    2,863.1              2,436.3
  Accumulated other comprehensive income                                                 204.7                116.7
                                                                                     ---------            ---------
                                                                                       3,717.7              3,202.9
                                                                                     ---------            ---------
                                                                                     $91,154.6            $92,567.3
                                                                                     =========            =========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                        Consolidated Statements of Income

                                  (in millions)

                                                                                             Years ended December 31,
                                                                                    ------------------------------------------
                                                                                     2001             2000             1999
                                                                                    ========         ========         ========
Revenues:
  Policy charges                                                                    $1,017.3         $1,091.4         $  895.5
  Life insurance premiums                                                              251.1            240.0            220.8
  Net investment income                                                              1,725.0          1,654.9          1,520.8
  Net realized (losses) gains on investments, hedging instruments and hedged items:
      Unrelated parties                                                                (62.7)           (19.4)           (11.6)
      Related party                                                                     44.4               --               --
  Other                                                                                 14.1             17.0             66.1
                                                                                    --------         --------         --------
                                                                                     2,989.2          2,983.9          2,691.6
                                                                                    --------         --------         --------

Benefits and expenses:
  Interest credited to policyholder account balances                                 1,238.7          1,182.4          1,096.3
  Other benefits and claims                                                            280.3            241.6            210.4
  Policyholder dividends on participating policies                                      41.7             44.5             42.4
  Amortization of deferred policy acquisition costs                                    347.9            352.1            272.6
  Interest expense on debt                                                               6.2              1.3               --
  Other operating expenses                                                             444.1            479.0            463.4
                                                                                    --------         --------         --------
                                                                                     2,358.9          2,300.9          2,085.1
                                                                                    --------         --------         --------

    Income before federal income tax expense and cumulative effect of
     adoption of accounting principles                                                 630.3            683.0            606.5
Federal income tax expense                                                             161.4            207.7            201.4
                                                                                    --------         --------         --------
    Income before cumulative effect of adoption of accounting principles               468.9            475.3            405.1
Cumulative effect of adoption of accounting principles, net of tax                      (7.1)              --               --
                                                                                    --------         --------         --------
    Net income                                                                      $  461.8         $  475.3         $  405.1
                                                                                    ========         ========         ========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 2001, 2000 and 1999
                                  (in millions)

                                                                                           Accumulated
                                                            Additional                        other            Total
                                                Common        paid-in       Retained       comprehensive   shareholder's
                                                stock         capital       earnings       income (loss)       equity
                                               ========     ==========      ========       =============   =============
Balance as of December 31, 1998                     3.8         914.7        1,579.0            275.6        2,773.1

Comprehensive income:
    Net income                                       --            --          405.1               --          405.1
    Net unrealized losses on securities
      available-for-sale arising during
      the year, net of tax                           --            --             --           (315.0)        (315.0)
                                                                                                            --------
  Total comprehensive income                                                                                    90.1
                                                                                                            --------
Capital contribution                                 --          26.4           87.9             23.5          137.8
Return of capital to shareholder                     --        (175.0)            --               --         (175.0)
Dividends to shareholder                             --            --          (61.0)              --          (61.0)
                                               --------      --------       --------         --------       --------
Balance as of December 31, 1999                     3.8         766.1        2,011.0            (15.9)       2,765.0
                                               ========      ========       ========         ========       ========

Comprehensive income:
    Net income                                       --            --          475.3               --          475.3
    Net unrealized gains on securities
      available-for-sale arising during
      the year, net of tax                           --            --             --            132.6          132.6
                                                                                                            --------
  Total comprehensive income                                                                                   607.9
                                                                                                            --------
Return of capital to shareholder                     --        (120.0)            --               --         (120.0)
Dividends to shareholder                             --            --          (50.0)              --          (50.0)
                                               --------      --------       --------         --------       --------
Balance as of December 31, 2000                $    3.8      $  646.1       $2,436.3         $  116.7       $3,202.9
                                               ========      ========       ========         ========       ========

Comprehensive income:
    Net income                                       --            --          461.8               --          461.8
    Net unrealized gains on securities
      available-for-sale arising during
      the year, net of tax                           --            --             --             98.2           98.2
    Cumulative effect of adoption of
      accounting principles, net of tax              --            --             --             (1.4)          (1.4)
    Accumulated net losses on cash flow
      hedges, net of tax                             --            --             --             (8.8)          (8.8)
                                                                                                            --------
  Total comprehensive income                                                                                   549.8
                                                                                                            --------
Dividends to shareholder                             --            --          (35.0)              --          (35.0)
                                               --------      --------       --------         --------       --------
Balance as of December 31, 2001                $    3.8      $  646.1       $2,863.1         $  204.7       $3,717.7
                                               ========      ========       ========         ========       ========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                      Consolidated Statements of Cash Flows

                                  (in millions)

                                                                                               Years ended December 31,
                                                                                      ------------------------------------------
                                                                                        2001             2000             1999
                                                                                      ========         ========         ========
Cash flows from operating activities:
  Net income                                                                          $  461.8         $  475.3         $  405.1
  Adjustments to reconcile net income to net cash provided by operating activities:
      Interest credited to policyholder account balances                               1,238.7          1,182.4          1,096.3
      Capitalization of deferred policy acquisition costs                               (743.0)          (778.9)          (637.0)
      Amortization of deferred policy acquisition costs                                  347.9            352.1            272.6
      Amortization and depreciation                                                      (31.5)           (12.7)             2.4
      Realized losses (gains) on investments, hedging instruments and hedged items:
          Unrelated parties                                                               62.7             19.4             11.6
          Related parties                                                                (44.4)              --               --
     Cumulative effect of adoption of accounting principles                               10.9               --               --
      Increase in accrued investment income                                              (55.3)           (12.8)            (7.9)
     (Increase) decrease in other assets                                                (272.5)           (92.0)           122.9
      Increase (decrease) in policy liabilities                                           33.0             (0.3)           (20.9)
      Increase in other liabilities                                                      304.0            229.3            149.7
      Other, net                                                                           8.3             22.3             (8.6)
                                                                                      --------         --------         --------
        Net cash provided by operating activities                                      1,320.6          1,384.1          1,386.2
                                                                                      --------         --------         --------
Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                              3,933.9          2,988.7          2,307.9
  Proceeds from sale of securities available-for-sale                                    497.8            602.0            513.1
  Proceeds from repayments of mortgage loans on real estate                            1,204.4            911.7            696.7
  Proceeds from sale of real estate                                                       29.1             18.7              5.7
  Proceeds from sale of limited partnership to related party                             158.9               --               --
  Proceeds from repayments of policy loans and sale of other invested assets              68.9             79.3             40.9
  Cost of securities available-for-sale acquired                                      (7,123.6)        (3,475.5)        (3,724.9)
  Cost of mortgage loans on real estate acquired                                      (2,123.1)        (1,318.0)          (971.4)
  Cost of real estate acquired                                                            (0.4)            (7.1)           (14.2)
  Short-term investments, net                                                           (568.7)           (26.6)           (27.5)
  Collateral received - securities lending, net                                          791.6               --               --
  Other, net                                                                            (192.2)          (182.3)          (110.9)
                                                                                      --------         --------         --------
        Net cash used in investing activities                                         (3,323.4)          (409.1)        (1,284.6)
                                                                                      --------         --------         --------
Cash flows from financing activities:
  Net proceeds from issuance of long-term debt to NFS                                    300.0               --               --
  Capital returned to shareholder                                                           --           (120.0)          (175.0)
  Net change in short-term debt                                                          (18.7)           118.7               --
  Cash dividends paid                                                                    (35.0)          (100.0)           (13.5)
  Increase in investment and universal life insurance product account balances         5,976.7          4,517.0          3,799.4
  Decrease in investment and universal life insurance product account balances        (4,216.0)        (5,377.1)        (3,711.1)
                                                                                      --------         --------         --------
        Net cash provided by (used in) financing activities                            2,007.0           (961.4)          (100.2)
                                                                                      --------         --------         --------
Net increase in cash                                                                       4.2             13.6              1.4

Cash, beginning of year                                                                   18.4              4.8              3.4
                                                                                      --------         --------         --------
Cash, end of year                                                                     $   22.6         $   18.4         $    4.8
                                                                                      ========         ========         ========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000 and 1999

(1)   Organization and Description of Business

      Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) is a leading provider of long-term savings and retirement products in the United States of America and is a wholly owned subsidiary of Nationwide Financial Services, Inc. (NFS). The Company develops and sells a diverse range of products including individual annuities, private and public sector pension plans and other investment products sold to institutions and life insurance. NLIC sells its products through a diverse network of distribution channels, including independent broker/dealers, brokerage firms, financial institutions, pension plan administrators, life insurance specialists, Nationwide Retirement Solutions and Nationwide agents.

      Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Nationwide Securities, Inc., and Nationwide Investment Services Corporation.

(2)   Summary of Significant Accounting Policies

      The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) which differ from statutory accounting practices. The statutory financial statements of NLIC and NLAIC are presented on the basis of accounting practices prescribed or permitted by the Ohio Department of Insurance (the Department). The State of Ohio has adopted the National Association of Insurance Commissioners (NAIC) statutory accounting practices (NAIC SAP) as the basis of its statutory accounting practices. NLIC and NLAIC have no statutory accounting practices that differ from NAIC SAP. See also note 12.

      In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

      The most significant estimates include those used in determining deferred policy acquisition costs for investment products and universal life insurance products, valuation allowances for mortgage loans on real estate, impairment losses on other investments and federal income taxes. Although some variability is inherent in these estimates, management believes the amounts provided are appropriate.

      (a)   Consolidation Policy

            The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling interest. All significant intercompany balances and transactions have been eliminated.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (b)   Valuation of Investments, Investment Income and Related Gains and
            Losses

            The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. The Company classifies fixed maturity and equity securities as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of accumulated other comprehensive income (AOCI) in shareholders' equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. Management regularly reviews its fixed maturity and equity securities portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process including, but not limited to, the current fair value as compared to amortized cost or cost, as appropriate, of the security, the length of time the security's fair value has been below amortized cost/cost, and by how much, and specific credit issues related to the issuer. Impairment losses result in a reduction of the cost basis of the underlying investment.

            For mortgage-backed securities, the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income. All other investment income is recorded on the accrual basis.

            Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When the Company determines that a loan is impaired, a provision for loss is established equal to the difference between the carrying value and the estimated value of the mortgage loan. Estimated value is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

            The valuation allowance account for mortgage loans on real estate is maintained at a level believed adequate by the Company to absorb estimated probable credit losses. The Company's periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

            Real estate is carried at cost less accumulated depreciation. Real estate designated as held for disposal is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

            Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in valuation allowances and impairment losses for other-than-temporary declines in fair values are included in realized gains and losses on investments, hedging instruments and hedged items.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (c)   Derivative Instruments

            Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a foreign currency fair value or cash flow hedge (foreign currency hedge) or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

            The Company enters into interest rate swaps, cross-currency swaps or Eurodollar Futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items. Changes in the fair value of the hedged item, attributable to the risk being hedged, are also recorded in realized gains and losses on investments, hedging instruments and hedged items. The adjustment of the carrying amount of hedged assets using Eurodollar Futures and firm commitments using Treasury Futures are accounted for in the same manner as other components of the carrying amount of that asset. The adjustment of the carrying amount is amortized to investment income over the life of the asset.

            The Company may enter into receive fixed/pay variable interest rate swaps to hedge existing floating rate assets or to hedge cash flows from the anticipated purchase of investments. These derivative instruments are classified as cash flow hedges and are carried at fair value, with the offset recorded in AOCI to the extent the hedging relationship is effective. The ineffective portion of the hedging relationship is recorded in realized gains and losses on investments, hedging instruments and hedged items. Gains and losses on cash flow derivative instruments are reclassified out of AOCI and recognized in earnings over the same period(s) that the hedged item affects earnings.

            Amounts receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder account balances consistent with the nature of the hedged item.

            From time to time, the Company may enter into a derivative transaction that will not qualify for hedge accounting. These include basis swaps (receive one variable rate, pay another variable rate) to hedge variable rate assets or foreign-denominated liabilities. These instruments are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items.

            The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires, or is sold, terminated or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the consolidated balance sheet at its fair value, and no longer adjusts the hedged item for changes in fair value. The adjustment of the carrying amount of the hedged item is accounted for in the same manner as other components of the carrying amount of that item. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in net realized gains and losses on investments, hedging instruments and hedged items. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the consolidated balance sheet at fair value and gains and losses that were accumulated in AOCI are recognized immediately in realized gains and losses on investments, hedging instruments and hedged items. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in fair value in net realized gains and losses on investments, hedging instruments and hedged items.

            Prior to the adoption of SFAS 133, defined in note 2 (k), provided they met specific criteria, interest rate and foreign currency swaps and futures were considered hedges and accounted for under the accrual and deferral method, respectively. Amounts receivable or payable under interest rate and foreign currency swaps were recognized as an adjustment to net investment income or interest credited to policyholder account balances consistent with the nature of the hedged item. Changes in the fair value of interest rate swaps were not recognized on the consolidated balance sheet, except for interest rate swaps designated as hedges of fixed maturity securities available-for-sale, for which changes in fair values were reported in AOCI. Gains and losses on foreign currency swaps were recorded in earnings based on the related spot foreign exchange rate at the end of the reporting period. Gains and losses on these contracts offset those recorded as a result of translating the hedged foreign currency denominated liabilities and investments to U.S. dollars.

      (d)   Revenues and Benefits

            Investment Products and Universal Life Insurance Products:
            Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

            Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (e)   Deferred Policy Acquisition Costs

            The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable sales expenses that relate to and vary with the production of new or renewal business have been deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period.

            For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. The Company regularly reviews the estimated future gross profits and revises such estimates when appropriate. The cumulative change in amortization as a result of changes in estimates to reflect current best estimates is recorded as a charge or credit to amortization expense. The most significant assumptions that are involved in the estimation of future gross profits include future market performance and surrender/lapse rates. In the event actual expense differs significantly from assumptions or assumptions are significantly revised, the Company may be required to record a significant charge or credit to amortization expense. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(b).

            For traditional life insurance products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits.

      (f)   Separate Accounts

            Separate account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. Separate account assets are recorded at market value except for separate account contracts with guaranteed investment returns. For all but $1.39 billion and $1.12 billion of separate account assets as of December 31, 2001 and 2000, respectively, the investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives. Such fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned.

      (g)   Future Policy Benefits

            Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

            Future policy benefits for traditional life insurance policies have been calculated by the net level premium method using interest rates varying from 6.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued.

      (h)   Participating Business

            Participating business represented approximately 17% in 2001 (21% in 2000 and 29% in 1999) of the Company's life insurance in force, 63% in 2001 (66% in 2000 and 69% in 1999) of the number of life insurance policies in force, and 9% in 2001 (8% in 2000 and 13% in 1999) of life insurance statutory premiums. The provision for policyholder dividends was based on then current dividend scales and has been included in "Future policy benefits and claims" in the accompanying consolidated balance sheets.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (i)   Federal Income Tax

            The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC), the ultimate majority shareholder of NFS. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

            The Company provides for federal income taxes based on amounts the Company believes it will ultimately owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain expenses and the realization of certain tax credits. In the event the ultimate deductibility of certain expenses or the realization of certain tax credits differ from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements.

            The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

      (j)   Reinsurance Ceded

            Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

      (k)   Recently Issued Accounting Pronouncements

            In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS
            133). SFAS 133, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, was adopted by the Company effective January 1, 2001. Upon adoption, the provisions of SFAS 133 were applied prospectively.

            SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.

            As of January 1, 2001, the Company had $755.4 million notional amount of freestanding derivatives with a market value of ($7.0) million. All other derivatives qualified for hedge accounting under SFAS 133. The adoption of SFAS 133 resulted in the Company recording a net transition adjustment loss of $4.8 million (net of related income tax of $2.6 million) in net income. In addition, a net transition adjustment loss of $3.6 million (net of related income tax of $2.0 million) was recorded in AOCI at January 1, 2001. The adoption of SFAS 133 resulted in the Company derecognizing $17.0 million of deferred assets related to hedges, recognizing $10.9 million of additional derivative instrument liabilities and $1.3 million of additional firm commitment assets, while also decreasing hedged future policy benefits by $3.0 million and increasing the carrying amount of hedged investments by $10.6 million. Further, the adoption of SFAS 133 resulted in the Company reporting total derivative instrument assets and liabilities of $44.8 million and $107.1 million, respectively, as of January 1, 2001.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            The adoption of SFAS 133 may increase the volatility of reported earnings and other comprehensive income. The amount of volatility will vary with the level of derivative and hedging activities and fluctuations in market interest rates and foreign currency exchange rates during any period.

            In November 1999, the Emerging Issues Task Force (EITF) issued EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (EITF 99-20). The Company adopted EITF 99-20 on April 1, 2001. EITF 99-20 establishes the method of recognizing interest income and impairment on asset-backed investment securities. EITF 99-20 requires the Company to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased beneficial interests in securitized financial assets. Pursuant to EITF 99-20, based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized. The cumulative effect, net of tax, upon adoption of EITF 99-20 on April 1, 2001 decreased net income by $2.3 million with a corresponding increase to AOCI.

            In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141) and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142).

            SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and the use of the pooling-of-interests method has been eliminated.

            SFAS 142 applies to all acquired intangible assets whether acquired singularly, as part of a group, or in a business combination. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets, and will carry forward provisions in Opinion 17 related to internally developed intangible assets. SFAS 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. The amortization of goodwill from past business combinations ceased upon adoption of this statement, which was January 1, 2002 for the Company. Companies are required to evaluate all existing goodwill and intangible assets with indefinite lives for impairment within six months of adoption. Any transitional impairment losses will be recognized in the first interim period in the year of adoption and will be recognized as the cumulative effect of a change in accounting principle.

            The Company does not expect any material impact of adopting SFAS 141 and SFAS 142 on the results of operations and financial position.

            In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 (January 1, 2002 for the Company) and will carry forward many of the provisions of SFAS 121 and Opinion 30 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. Under SFAS 144, if a long-lived asset is part of a group that includes other assets and liabilities, then the provisions of SFAS 144 apply to the entire group. In addition, SFAS 144 does not apply to goodwill and other intangible assets that are not amortized. Management does not expect the adoption of SFAS 144 to have a material impact on the results of operations or financial position of the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            In 2001, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 01-5, Amendments to Specific AICPA Pronouncements for Changes Related to the NAIC Codification (SOP 01-5). In doing so, AICPA SOP 94-5, Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises, was amended to reflect the results of the completion of the NAIC codification of statutory accounting practices for certain insurance enterprises (Codification). The adoption of SOP 01-5 did not have an impact on the results of operations or financial position of the Company.

      (l)   Reclassification

            Certain items in the 2000 and 1999 consolidated financial statements and related footnotes have been reclassified to conform to the 2001 presentation.

(3)   Investments

      The amortized cost, gross unrealized gains and losses and estimated fair value of securities available-for-sale as of December 31, 2001 and 2000 were:

                                                                                        Gross         Gross
                                                                     Amortized        unrealized    unrealized       Estimated
      (in millions)                                                    cost             gains         losses        fair value
                                                                     =========        ==========    ==========      ==========
      December 31, 2001
          Fixed maturity securities:
          U.S. Treasury securities and obligations of U.S.
            Government corporations and agencies                     $   263.2        $    23.1     $     0.5        $   285.8
          Obligations of states and political subdivisions                 7.6              0.3            --              7.9
          Debt securities issued by foreign governments                   41.8              2.6            --             44.4
          Corporate securities                                        11,769.8            470.6         176.5         12,063.9
          Mortgage-backed securities - U.S. Government backed          2,012.3             67.8           3.7          2,076.4
          Asset-backed securities                                      3,866.9             76.7          51.2          3,892.4
                                                                     ---------        ---------     ---------        ---------
              Total fixed maturity securities                         17,961.6            641.1         231.9         18,370.8
        Equity securities                                                 83.0             11.0            --             94.0
                                                                     ---------        ---------     ---------        ---------
                                                                     $18,044.6        $   652.1     $   231.9        $18,464.8
                                                                     =========        =========     =========        =========

      December 31, 2000
          Fixed maturity securities:
          U.S. Treasury securities and obligations of U.S.
            Government corporations and agencies                     $   277.5        $    33.4     $     0.1        $   310.8
          Obligations of states and political subdivisions                 8.6              0.2            --              8.8
          Debt securities issued by foreign governments                   94.1              1.5           0.1             95.5
          Corporate securities                                         9,758.3            235.0         135.1          9,858.2
          Mortgage-backed securities - U.S. Government backed          2,719.1             46.1           3.8          2,761.4
          Asset-backed securities                                      2,388.2             36.3          16.2          2,408.3
                                                                     ---------        ---------     ---------        ---------
              Total fixed maturity securities                         15,245.8            352.5         155.3         15,443.0
        Equity securities                                                103.5              9.5           4.0            109.0
                                                                     ---------        ---------     ---------        ---------
                                                                     $15,349.3        $   362.0     $   159.3        $15,552.0
                                                                     =========        =========     =========        =========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2001, by expected maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                            Amortized              Estimated
      (in millions)                                                                           cost                 fair value
                                                                                            =========              ==========
      Fixed maturity securities available for sale:
         Due in one year or less                                                            $ 1,125.4               $ 1,141.7
         Due after one year through five years                                                5,154.4                 5,295.6
         Due after five years through ten years                                               4,073.6                 4,188.8
         Due after ten years                                                                  1,729.0                 1,775.9
                                                                                            ---------               ---------
                                                                                             12,082.4                12,402.0
          Mortgage-backed securities - U.S. Government backed                                 2,012.3                 2,076.4
          Asset-backed securities                                                             3,866.9                 3,892.4
                                                                                            ---------               ---------
                                                                                            $17,961.6               $18,370.8
                                                                                            =========               =========

      The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

      (in millions)                                                                           2001                    2000
                                                                                            =========               =========
      Gross unrealized gains                                                                $   420.2               $   202.7
      Adjustment to deferred policy acquisition costs                                           (94.9)                  (23.2)
      Deferred federal income tax                                                              (113.9)                  (62.8)
                                                                                            ---------               ---------
                                                                                            $   211.4               $   116.7
                                                                                            =========               =========

      An analysis of the change in gross unrealized gains (losses) on securities available-for-sale for the years ended December 31:

           (in millions)                                                   2001                  2000                   1999
                                                                          ======                ======                =======
      Securities available-for-sale:
        Fixed maturity securities                                         $212.0                $280.5                $(607.1)
        Equity securities                                                    5.5                  (2.5)                  (8.8)
                                                                          ------                ------                -------
                                                                          $217.5                $278.0                $(615.9)
                                                                          ======                ======                =======

      Proceeds from the sale of securities available-for-sale during 2001, 2000 and 1999 were $497.8 million, $602.0 million and $513.1 million, respectively. During 2001, gross gains of $31.3 million ($12.1 million and $10.4 million in 2000 and 1999, respectively) and gross losses of $10.1 million ($15.1 million and $35.5 million in 2000 and 1999, respectively) were realized on those sales.

      The Company had $25.2 million and $13.0 million of real estate investments as of December 31, 2001 and 2000, respectively, that were non-income producing the preceding twelve months.

      Real estate is presented at cost less accumulated depreciation of $22.0 million as of December 31, 2001 ($25.7 million as of December 31, 2000). The carrying value of real estate held for disposal totaled $33.4 million and $8.5 million as of December 31, 2001 and 2000, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The recorded investment of mortgage loans on real estate considered to be impaired was $29.9 million as of December 31, 2001 ($9.8 million as of December 31, 2000), which includes $5.3 million ($5.3 million as of December 31, 2000) of impaired mortgage loans on real estate for which the related valuation allowance was $1.0 million ($1.6 million as of December 31, 2000) and $24.6 million ($4.5 million as of December 31, 2000) of impaired mortgage loans on real estate for which there was no valuation allowance. Impaired mortgage loans with no valuation allowance are a result of collateral dependent loans where the fair value of the collateral is greater than the recorded investment of the loan. During 2001, the average recorded investment in impaired mortgage loans on real estate was $7.9 million ($7.7 million in 2000) and interest income recognized on those loans totaled $0.4 million in 2001 ($0.4 million in 2000) which is equal to interest income recognized using a cash-basis method of income recognition.

      Activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31 was as follows:

      (in millions)                                                              2001               2000               1999
                                                                               ========           ========           ========
      Allowance, beginning of year                                             $   45.3           $   44.4           $   42.4
        Additions (reductions) charged (credited) to operations                    (1.2)               4.1                0.7
        Direct write-downs charged against the allowance                           (1.2)              (3.2)                --
        Allowance on acquired mortgage loans                                         --                 --                1.3
                                                                               --------           --------           --------
           Allowance, end of year                                              $   42.9           $   45.3           $   44.4
                                                                               ========           ========           ========

      An analysis of investment income (loss) by investment type follows for the years ended December 31:

      (in millions)                                                              2001              2000               1999
                                                                               ========           ========           ========
      Gross investment income:
        Securities available-for-sale:
          Fixed maturity securities                                            $1,181.1           $1,095.5           $1,031.3
          Equity securities                                                         1.8                2.6                2.5
        Mortgage loans on real estate                                             527.9              494.5              460.4
        Real estate                                                                33.1               32.2               28.8
        Short-term investments                                                     28.3               27.0               18.6
        Derivatives                                                               (19.7)               3.9               (1.0)
        Other                                                                      20.9               49.3               27.5
                                                                               --------           --------           --------
            Total investment income                                             1,773.4            1,705.0            1,568.1
      Less investment expenses                                                     48.4               50.1               47.3
                                                                               --------           --------           --------
            Net investment income                                              $1,725.0           $1,654.9           $1,520.8
                                                                               ========           ========           ========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      An analysis of net realized (losses) gains on investments, hedging instruments and hedged items, by investment type follows for the years ended December 31:

      (in millions)                                                                       2001           2000           1999
                                                                                         ======         ======         ======
      Unrelated parties:
         Realized gains (losses) on sale of securities available-for-sale:
            Fixed maturity securities                                                    $ 20.8         $ (7.7)        $(32.5)
            Equity securities                                                               0.4            4.7            7.4
         Other-than-temporary impairments of securities available-for-sale:
            Fixed maturity securities                                                     (66.1)         (10.5)           7.5
            Equity securities                                                             (13.8)            --             --
         Real estate                                                                        1.9           (0.5)           0.9
         Mortgage loans on real estate(1)                                                   0.6           (4.2)          (0.6)
         Derivatives                                                                         --           (2.7)          (1.6)
         Other                                                                             (6.5)           1.5            7.3
                                                                                         ------         ------         ------
                                                                                          (62.7)         (19.4)         (11.6)
      Related party - gain on sale of limited partnership                                  44.4             --             --
                                                                                         ------         ------         ------
      Net realized losses on investments, hedging instruments and
          hedged items                                                                   $(18.3)        $(19.4)        $(11.6)
                                                                                         ======         ======         ======

----------
      (1) The 2001 amount is comprised of $9.9 million of net realized gains on the sale of mortgage loans on real estate, including those related to a securitization transaction, and $9.3 million of realized losses on derivatives hedging the sale of mortgage loans on real estate.

      Fixed maturity securities with an amortized cost of $6.6 million as of December 31, 2001 and $6.5 million as of December 31, 2000 were on deposit with various regulatory agencies as required by law. In addition, fixed maturity securities with an amortized cost of $6.3 million as of December 31, 2000 were placed in escrow under a contractual obligation and none as of December 31, 2001.

      As of December 31, 2001 the Company had pledged fixed maturity securities with a fair value of $112.3 million as collateral to various derivative counterparties.

      As of December 31, 2001 the Company held collateral of $18.0 million on derivative transactions. This amount is included in short-term investments with a corresponding liability recorded in other liabilities.

      As of December 31, 2001, the Company had loaned securities with a fair value of $775.5 million. As of December 31, 2001 the Company held collateral of $791.6 million. This amount is included in short-term investments with a corresponding liability recorded in other liabilities.

(4)   Short-term Debt

      NLIC has established a $300 million commercial paper program under which, borrowings are unsecured and are issued for terms of 364 days or less. As of December 31, 2001 and 2000 the Company had $100.0 million and $118.7 million, respectively, of commercial paper outstanding at an average effective rate of 1.90% and 6.53%, respectively. See also note 14.

(5)   Long-term Debt, payable to NFS

      On December 19, 2001 the Company sold a 7.50%, $300.0 million surplus note to NFS, maturing on December 17, 2031. The fair value of the surplus note as of December 31, 2001 was $300.0 million. Principal and interest payments are subject to prior approval by the superintendent of insurance of the State of Ohio. The Company is scheduled to pay interest semi-annually on June 17 and December 17 of each year commencing June 17, 2002.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(6)   Derivative Financial Instruments

      QUALITATIVE DISCLOSURE

      Interest Rate Risk Management

      The Company is exposed to changes in the fair value of fixed rate investments (commercial mortgage loans and corporate bonds) due to changes in interest rates. To manage this risk, the Company enters into various types of derivative instruments to minimize fluctuations in fair values resulting from changes in interest rates. The Company principally uses interest rate swaps and short Eurodollar futures to manage this risk.

      Under interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments, thereby creating floating rate investments.

      Short Eurodollar futures change the fixed rate cash flow exposure to variable rate cash flows. With short Eurodollar futures, if interest rates rise (fall), the gains (losses) on the futures adjust the fixed rate income on the investments, thereby creating floating rate investments.

      As a result of entering into commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of the commitment due to changes in interest rates during the commitment period. To manage this risk, the Company enters into short Treasury futures.

      With short Treasury futures, if interest rates rise (fall), the gains (losses) on the futures will offset the change in fair value of the commitment.

      Floating rate investments (commercial mortgage loans and corporate bonds) expose the Company to fluctuations in cash flow and investment income due to changes in interest rates. To manage this risk, the Company enters into receive fixed, pay variable over-the-counter interest rate swaps or long Eurodollar futures strips to convert the variable rate investments to a fixed rate.

      In using interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments; thereby creating fixed rate assets.

      The long Eurodollar futures change the variable rate cash flow exposure to fixed rate cash flows. With long Eurodollar futures, if interest rates rise (fall), the losses (gains) on the futures are used to reduce the variable rate income on the investments, thereby creating fixed rate investments.

      Foreign Currency Risk Management

      In conjunction with the Company's medium-term note program, from time to time, the Company issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in fair value of the liabilities due to changes in foreign currency exchange rates and interest rates. To manage these risks, the Company enters into cross-currency interest rate swaps to convert these liabilities to a variable U.S. dollar rate.

      For a fixed rate liability, the cross-currency interest rate swap is structured to receive a fixed rate, in the foreign currency, and pay a variable U.S. dollar rate, generally 3-month libor. For a variable rate foreign liability, the cross-currency interest rate swap is structured to receive a variable rate, in the foreign currency, and pay a variable U.S. dollar rate, generally 3-month libor.

      The Company is exposed to changes in fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and interest rates. To manage this risk, the Company uses cross-currency interest rate swaps to convert these assets to variable U.S. dollar rate instruments.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in the foreign currency, and receive a variable U.S. dollar rate, generally 3-month libor.

      Non-Hedging Derivatives

      From time-to-time, the Company enters into over-the-counter basis swaps (receive one variable rate, pay another variable rate) to change the rate characteristics of a specific investment to better match the variable rate paid on a liability. While the pay-side terms of the basis swap will line up with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability; therefore, basis swaps do not receive hedge accounting treatment.

      QUANTITATIVE DISCLOSURE

      Fair Value Hedges

      During the year ended December 31, 2001, gains of $2.1 million were recognized in net realized losses on investments, hedging instruments and hedged items. This represents the ineffective portion of the fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments' change in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

      Cash Flow Hedges

      For the year ended December 31, 2001, the ineffective portion of cash flow hedges was immaterial. There were no gains or losses attributable to the portion of the derivative instruments' change in fair value excluded from the assessment of hedge effectiveness.

      The Company anticipates reclassifying less than $0.1 million in losses out of AOCI over the next 12-month period.

      As of December 31, 2001, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions is twelve months. The Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable.

      Other Derivative Instruments, Including Embedded Derivatives

      Net realized gains and losses on investments, hedging instruments and hedged items for the year ended December 31, 2001 include a loss of $1.6 million related to other derivative instruments, including embedded derivatives. For the year ended December 31, 2001 a $27.7 million loss was recorded in net realized losses on investments, hedging instruments and hedged items reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate medium-term notes denominated in foreign currencies. An offsetting gain of $26.3 million was recorded in net realized losses on investments, hedging instruments and hedged items to reflect the change in spot rates of these foreign currency denominated obligations during the year ended December 31, 2001.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The notional amount of derivative financial instruments outstanding as of December 31, 2001 and 2000 were as follows:

       (in millions )                                                                              2001                  2000
                                                                                                 ========             ========
       Interest rate swaps
         Pay fixed/receive variable rate swaps hedging investments                               $1,952.3             $  934.8
         Pay variable/receive fixed rate swaps hedging investments                                  698.4                 98.8
         Pay variable/receive variable rate swaps hedging investments                               197.8                184.0
         Other contracts hedging investments                                                        523.0                 20.4

      Cross currency interest rate swaps
          Hedging foreign currency denominated investments                                           56.1                 30.5
          Hedging foreign currency denominated liabilities                                        2,500.4              1,512.2

      Interest rate futures contracts                                                             6,019.4              5,659.8
                                                                                                 --------             --------

(7)   Federal Income Tax

      The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 2001 and 2000 were as follows:

      (in millions)                                                                             2001                     2000
                                                                                              ========                 ========
      Deferred tax assets:
        Equity securities                                                                     $    6.5                 $     --
        Future policy benefits                                                                     8.2                     34.7
        Liabilities in separate accounts                                                         482.5                    462.7
        Mortgage loans on real estate and real estate                                              7.5                     18.8
        Derivatives                                                                               93.0                       --
        Other assets and other liabilities                                                        81.8                     40.3
                                                                                              --------                 --------
          Total gross deferred tax assets                                                        679.5                    556.5
        Less valuation allowance                                                                  (7.0)                    (7.0)
                                                                                              --------                 --------
          Net deferred tax assets                                                                672.5                    549.5
                                                                                              --------                 --------

      Deferred tax liabilities:
        Deferred policy acquisition costs                                                        861.3                    783.7
        Derivatives                                                                               91.5                       --
        Fixed maturity securities                                                                173.0                     98.8
        Deferred tax on realized investment gains                                                 26.1                     29.0
        Equity securities and other long-term investments                                         31.7                      6.4
        Other                                                                                     68.8                     38.1
                                                                                              --------                 --------
          Total gross deferred tax liabilities                                                 1,252.4                    956.0
                                                                                              --------                 --------
          Net deferred tax liability                                                          $  579.9                 $  406.5
                                                                                              ========                 ========

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income tax paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged for the years ended December 31, 2001, 2000 and 1999.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The Company's current federal income tax liability was $186.2 million and $108.9 million as of December 31, 2001 and 2000, respectively.

      Federal income tax expense attributable to income before cumulative effect of adoption of accounting principles for the years ended December 31 was as follows:

      (in millions)                                                      2001                    2000                    1999
                                                                        ======                  ======                  ======
      Currently payable                                                 $ 32.5                  $ 78.0                  $ 53.6
      Deferred tax expense                                               128.9                   129.7                   147.8
                                                                        ------                  ------                  ------
                                                                        $161.4                  $207.7                  $201.4
                                                                        ======                  ======                  ======

      Total federal income tax expense for the years ended December 31, 2001, 2000 and 1999 differs from the amount computed by applying the U.S. federal income tax rate to income before federal income tax expense and cumulative effect of adoption of accounting principles as follows:

                                                                  2001                     2000                    1999
                                                            -------------------     -------------------     -------------------
      (in millions)                                         Amount          %       Amount          %       Amount          %
                                                            ======       ======     ======       ======     ======       ======
      Computed (expected) tax expense                       $220.6         35.0     $239.1         35.0     $212.3         35.0
      Tax exempt interest and dividends
        received deduction                                   (48.8)        (7.7)     (24.7)        (3.6)      (7.3)        (1.2)
      Income tax credits                                     (11.5)        (1.8)      (8.0)        (1.2)      (4.3)        (0.7)
      Other, net                                               1.1          0.1        1.3          0.2        0.7          0.1
                                                            ------       ------     ------       ------     ------       ------
          Total (effective rate of each year)               $161.4         25.6     $207.7         30.4     $201.4         33.2
                                                            ======       ======     ======       ======     ======       ======

      Total federal income tax (refunded) paid was $(45.4) million, $74.6 million and $29.8 million during the years ended December 31, 2001, 2000 and 1999, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(8)   Comprehensive Income (Loss)

      Comprehensive income (loss) includes net income as well as certain items that are reported directly within separate components of shareholder's equity that bypass net income. Other comprehensive income (loss) is comprised of unrealized gains (losses) on securities available-for-sale and accumulated net losses on cash flow hedges. The related before and after federal income tax amounts for the years ended December 31, 2001, 2000 and 1999 were as follows:

      (in millions)                                                                       2001           2000          1999
                                                                                         ======         ======        =======
      Unrealized gains (losses) on securities available-for-sale arising during the period:
         Gross                                                                           $164.0         $264.5        $(665.3)
         Adjustment to deferred policy acquisition costs                                  (71.7)         (74.0)         167.5
         Related federal income tax (expense) benefit                                     (32.3)         (66.7)         171.4
                                                                                         ------         ------        -------
            Net                                                                            60.0          123.8         (326.4)
                                                                                         ------         ------        -------

      Reclassification adjustment for net losses on securities
         available-for-sale realized during the period:
         Gross                                                                             58.7           13.5           17.6
         Related federal income tax benefit                                               (20.5)          (4.7)          (6.2)
                                                                                         ------         ------        -------
            Net                                                                            38.2            8.8           11.4
                                                                                         ------         ------        -------

      Other comprehensive income (loss) on securities
         available-for-sale                                                                98.2          132.6         (315.0)
                                                                                         ------         ------        -------

      Accumulated net loss on cash flow hedges:
         Gross                                                                            (13.5)            --             --
         Related federal income tax benefit                                                 4.7             --             --
                                                                                         ------         ------        -------
           Other comprehensive loss on cash flow hedges                                    (8.8)            --             --
                                                                                         ------         ------        -------

      Accumulated net loss on transition adjustments:
            Transition adjustment - SFAS 133                                               (5.6)            --             --
            Transition adjustment - EITF 99-20                                              3.5             --             --
            Related federal income tax benefit                                              0.7             --             --
                                                                                         ------         ------        -------
              Other comprehensive loss on transition adjustments                           (1.4)            --             --
                                                                                         ------         ------        -------
      Total other comprehensive income (loss)                                            $ 88.0         $132.6        $(315.0)
                                                                                         ======         ======        =======

      Reclassification adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during 2001 and, therefore, are not reflected in the table above.

(9)   Fair Value of Financial Instruments

      The following disclosures summarize the carrying amount and estimated fair value of the Company's financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The fair value of a financial instrument is defined as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is to be based on estimates using present value or other valuation techniques. Many of the Company's assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

      Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from the disclosure requirements, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

      The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

      In estimating its fair value disclosures, the Company used the following methods and assumptions:

            Fixed maturity and equity securities: The fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices. The carrying amount and fair value for fixed maturity and equity securities exclude the fair value of derivatives contracts designated as hedges of fixed maturity and equity securities.

            Mortgage loans on real estate, net: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for impaired mortgage loans is the estimated fair value of the underlying collateral.

            Policy loans, short-term investments and cash: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

            Separate account assets and liabilities: The fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, which is net of certain surrender charges.

            Investment contracts: The fair value for the Company's liabilities under investment type contracts is based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

            Policy reserves on life insurance contracts: Included are disclosures for individual and corporate-owned life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            Collateral received - securities lending and derivatives: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

            Short-term debt: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

            Long-term debt, payable to NFS: The fair value for long-term debt is based on quoted market prices.

            Commitments to extend credit: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 10.

            Futures contracts: The fair value for futures contracts is based on quoted market prices.

            Interest rate and foreign currency swaps: The fair value for interest rate and foreign currency swaps are calculated with pricing models using current rate assumptions.

      Carrying amount and estimated fair value of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts were as follows as of December 31:

                                                                           2001                              2000
                                                                ---------------------------        ----------------------------
                                                                 Carrying        Estimated           Carrying        Estimated
           (in millions)                                          amount         fair value           amount         fair value
                                                                ==========       ==========         ==========       ==========
           Assets:
             Investments:
               Securities available-for-sale:
                 Fixed maturity securities                      $ 18,370.8       $ 18,370.8         $ 15,451.3       $ 15,451.3
                 Equity securities                                    94.0             94.0              109.0            109.0
               Mortgage loans on real estate, net                  7,113.1          7,293.3            6,168.3          6,327.8
               Policy loans                                          591.1            591.1              562.6            562.6
               Short-term investments                              1,011.3          1,011.3              442.6            442.6
             Cash                                                     22.6             22.6               18.4             18.4
             Assets held in separate accounts                     59,513.0         59,513.0           65,897.2         65,897.2

           Liabilities:
             Investment contracts                                (19,549.5)       (18,421.0)         (16,815.3)       (15,979.8)
             Policy reserves on life insurance contracts          (5,666.5)        (5,524.4)          (5,368.4)        (5,128.5)
             Collateral received - securities lending and
                 derivatives                                        (809.6)          (809.6)                --               --
             Short-term debt                                        (100.0)          (100.0)            (118.7)          (118.7)
             Long-term debt, payable to NFS                         (300.0)          (300.0)                --               --
             Liabilities related to separate accounts            (59,513.0)       (58,387.3)         (65,897.2)       (64,237.6)

           Derivative financial instruments:
             Interest rate swaps hedging assets                       (5.6)            (5.6)              (8.3)            (8.3)
             Cross currency interest rate swaps                      (66.0)           (66.0)             (24.3)           (24.3)
             Futures contracts                                       (33.0)           (33.0)             (16.0)           (16.0)
                                                                ----------       ----------         ----------       ----------

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(10)  Risk Disclosures

      The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

      Credit Risk: The risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

      Interest Rate Risk: The risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer could potentially have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

      Legal/Regulatory Risk: The risk that changes in the legal or regulatory environment in which an insurer operates will result in increased competition, reduced demand for a company's products, or create additional expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by offering a wide range of products and by operating throughout the U. S., thus reducing its exposure to any single product or jurisdiction and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

      Financial Instruments with Off-Balance-Sheet Risk: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans and derivative financial instruments. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

      Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to generally lend no more than 80% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $344.0 million extending into 2002 were outstanding as of December 31, 2001. The Company also had $81.5 million of commitments to purchase fixed maturity securities outstanding as of December 31, 2001.

      Notional amounts of derivative financial instruments, primarily interest rate swaps, interest rate futures contracts and foreign currency swaps, significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to NLIC, including accrued interest receivable due from counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements and other contract provisions. As of December 31, 2001, NLIC's credit risk from these derivative financial instruments was $1.5 million net of $18.0 million of cash colleteral.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Equity Market Risk: Asset fees calculated as a percentage of the separate account assets are a significant source of revenue to the Company. As of December 31, 2001, 82% of separate account assets were invested in equity mutual funds. Gains and losses in the equity markets will result in corresponding increases and decreases in the Company's separate account assets and the reported asset fee revenue. In addition, a decrease in separate account assets may decrease the Company's expectations of future profit margins, which may require the Company to accelerate the amortization of deferred policy acquisition costs.

      Significant Concentrations of Credit Risk: The Company grants mainly commercial mortgage loans on real estate to customers throughout the U. S. The Company has a diversified portfolio with no more than 20% (22% in 2000) in any geographic area and no more than 2% (1% in 2000) with any one borrower as of December 31, 2001. As of December 31, 2001, 34% (36% in
      2000) of the carrying value of the Company's commercial mortgage loan portfolio financed retail properties.

      Significant Business Concentrations: As of December 31, 2001, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location. Also, the Company did not have a concentration of business transactions with a particular customer, lender or distribution source, a market or geographic area in which business is conducted that makes it vulnerable to an event which could cause a severe impact to the Company's financial position.

      Reinsurance: The Company has entered into reinsurance contracts to cede a portion of its general account individual annuity business. Total recoveries due from these contracts were $161.2 million and $143.1 million as of December 31, 2001 and 2000, respectively. The contracts are immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contracts, trusts have been established as collateral for the recoveries. The trust assets are invested in investment grade securities, the fair value of which must at all times be greater than or equal to 100% or 102% of the reinsured reserves, as outlined in the underlying contract.

      Collateral - Derivatives: The Company enters into agreements with various counterparties to execute over-the-counter derivative transactions. The Company's policy is to include a Credit Support Annex with each agreement to protect the Company for any exposure above the approved credit threshold. This also protects the counterparty against exposure to the Company. The Company generally posts securities as collateral and receives cash as collateral from counterparties. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received during the loan term.

      Collateral - Securities Lending: The Company, through its agent, lends certain portfolio holdings and in turn receives cash collateral. The cash collateral is invested in high-quality short-term investments. The Company's policy requires a minimum of 102% of the fair value of the securities loaned be maintained as collateral. Net returns on the investments, after payment of a rebate to the borrower, are shared between the Company and its agent. Both the borrower and the Company can request or return the loaned securities at any time. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received during the loan term.

(11) Pension Plan, Postretirement Benefits Other than Pensions and Retirement Savings Plan

      The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one year of service and who have met certain age requirements. Plan contributions are invested in a group annuity contract of NLIC. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Pension costs (benefits) charged to operations by the Company during the years ended December 31, 2001, 2000 and 1999 were $5.0 million, $1.9 million and $(8.3) million, respectively. The Company has recorded a prepaid pension asset of $9.4 million and $13.6 million as of December 31, 2001 and 2000, respectively.

      In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

      The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation (APBO), however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

      The Company's accrued postretirement benefit expense as of December 31, 2001 and 2000 was $53.8 million and $51.0 million, respectively and the net periodic postretirement benefit cost (NPPBC) for 2001, 2000 and 1999 was $2.9 million, $3.8 million and $4.9 million, respectively.

      Information regarding the funded status of the pension plan as a whole and the postretirement life and health care benefit plan as a whole as of December 31, 2001 and 2000 follows:

                                                                           Pension Benefits             Postretirement Benefits
                                                                      -------------------------         -----------------------
      (in millions)                                                     2001             2000             2001            2000
                                                                      ========         ========         ========       ========
      Change in benefit obligation
      Benefit obligation at beginning of year                         $1,981.7         $1,811.4         $  276.4       $  239.8
      Service cost                                                        89.3             81.4             12.6           12.2
      Interest cost                                                      129.1            125.3             21.4           18.7
      Participant contributions                                             --               --              3.3            2.9
      Plan amendment                                                      27.7               --              0.2             --
      Actuarial (gain) loss                                               (5.8)            34.8             20.2           16.1
      Benefits paid                                                      (89.8)           (71.2)           (20.1)         (13.3)
                                                                      --------         --------         --------       --------
      Benefit obligation at end of year                                2,132.2          1,981.7            314.0          276.4
                                                                      ========         ========         ========       ========

      Change in plan assets
      Fair value of plan assets at beginning of year                   2,337.1          2,247.6            119.4           91.3
      Actual return (loss) on plan assets                                (46.6)           140.9             (0.2)          12.2
      Employer contribution                                                 --               --             17.3           26.3
      Participant contributions                                             --               --              3.3            2.9
      Plan curtailment                                                      --             19.8               --             --
      Benefits paid                                                      (89.8)           (71.2)           (20.1)         (13.3)
                                                                      --------         --------         --------       --------
      Fair value of plan assets at end of year                         2,200.7          2,337.1            119.7          119.4
                                                                      --------         --------         --------       --------

      Funded status                                                       68.5            355.4           (194.3)        (157.0)
      Unrecognized prior service cost                                     49.5             25.0              0.2             --
      Unrecognized net gains                                             (79.3)          (311.7)            (4.0)         (34.1)
      Unrecognized net (asset) obligation at transition                   (5.1)            (6.4)             0.8            1.0
                                                                      --------         --------         --------       --------
      Prepaid (accrued) benefit cost                                  $   33.6         $   62.3         $ (197.3)      $ (190.1)
                                                                      ========         ========         ========       ========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Assumptions used in calculating the funded status of the pension plan and postretirement life and health care benefit plan were as follows:

                                                                         Pension Benefits             Postretirement Benefits
                                                                      -----------------------        ------------------------
                                                                       2001             2000            2001            2000
                                                                      =======================        ========================
      Weighted average discount rate                                    6.50%           6.75%           7.25%            7.50%
      Rate of increase in future compensation levels                    4.75%           5.00%             --               --
      Assumed health care cost trend rate:
            Initial rate                                                  --              --           11.00%           11.00%
            Ultimate rate                                                 --              --            5.50%            5.50%
            Declining period                                              --              --           4 Years          4 Years
                                                                       -----           -----           -----            -----

      The components of net periodic pension cost for the pension plan as a whole for the years ended December 31, 2001, 2000 and 1999 were as follows:

      (in millions)                                                               2001               2000               1999
      =======================================================================================================================
      Service cost (benefits earned during the period)                           $ 89.3             $ 81.4             $ 80.0
      Interest cost on projected benefit obligation                               129.1              125.3              109.9
      Expected return on plan assets                                             (183.8)            (184.5)            (160.3)
      Recognized gains                                                             (7.8)             (11.8)              (9.1)
      Amortization of prior service cost                                            3.2                3.2                3.2
      Amortization of unrecognized transition asset                                (1.3)              (1.3)              (1.4)
                                                                                 ------             ------             ------
                                                                                 $ 28.7             $ 12.3             $ 22.3
                                                                                 ======             ======             ======

      Effective December 31, 1998, Wausau Service Corporation (WSC) ended its affiliation with Nationwide and employees of WSC ended participation in the pension plan resulting in a curtailment gain of $67.1 million. During 1999, the pension plan transferred assets to settle its obligation related to WSC employees, resulting in a gain of $32.9 million. The spin-off of liabilities and assets was completed in the year 2000, resulting in an adjustment to the curtailment gain of $19.8 million.

      Assumptions used in calculating the net periodic pension cost for the pension plan were as follows:

                                                                                    2001             2000            1999
                                                                                    ====             ====            ====
      Weighted average discount rate                                                6.75%            7.00%           6.08%
      Rate of increase in future compensation levels                                5.00%            5.25%           4.33%
      Expected long-term rate of return on plan assets                              8.00%            8.25%           7.33%
                                                                                    ----             ----            ----

      The components of NPPBC for the postretirement benefit plan as a whole for the years ended December 31, 2001, 2000 and 1999 were as follows:

      (in millions)                                                                       2001           2000           1999
                                                                                          =====          =====          =====
      Service cost (benefits attributed to employee service during the year)              $12.6          $12.2          $14.2
      Interest cost on accumulated postretirement benefit obligation                       21.4           18.7           17.6
      Expected return on plan assets                                                       (9.6)          (7.9)          (4.8)
      Amortization of unrecognized transition obligation of affiliates                      0.6            0.6            0.6
      Net amortization and deferral                                                        (0.4)          (1.3)          (0.5)
                                                                                          -----          -----          -----
                                                                                          $24.6          $22.3          $27.1
                                                                                          =====          =====          =====

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Actuarial assumptions used for the measurement of the NPPBC for the postretirement benefit plan for 2001, 2000 and 1999 were as follows:

                                                                                          2001             2000            1999
                                                                                        =======          =======         =======
      Discount rate                                                                       7.50%            7.80%           6.65%
      Long-term rate of return on plan assets, net of tax in 1999                         8.00%            8.30%           7.15%
      Assumed health care cost trend rate:
         Initial rate                                                                    11.00%           13.00%          15.00%
         Ultimate rate                                                                    5.50%            5.50%           5.50%
         Declining period                                                               4 Years          5 Years         6 Years
                                                                                        -------          -------         -------

      Because current plan costs are very close to the employer dollar caps, the health care cost trend has an immaterial effect on plan obligations for the postretirement benefit plan as a whole. For this reason, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the APBO as of December 31, 2001 and on the NPPBC for the year ended December 31, 2001 was not calculated.

      The Company, together with other affiliated companies, sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 22%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company match is funded on a bi-weekly basis and the expense of such contributions are allocated to the Company based on employee contributions. The Company's expense for contributions to this plan totaled $5.6 million, $4.4 million and $3.3 million for 2001, 2000 and 1999, respectively. Individuals are subject to a dollar limit on salary deferrals per Internal Revenue Service (IRS) Section 402(g) and other limits also apply. The Company has no legal obligation for benefits under this plan.

(12) Shareholder's Equity, Regulatory Risk-Based Capital, Retained Earnings and Dividend Restrictions

      The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the Company's insurance regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceed the minimum risk-based capital requirements for all periods presented herein.

      The statutory capital and surplus of NLIC as of December 31, 2001, 2000 and 1999 was $1.76 billion, $1.28 billion and $1.35 billion, respectively. The statutory net income of NLIC for the years ended December 31, 2001, 2000 and 1999 was $83.1 million, $158.7 million and $276.2 million, respectively.

      The NAIC completed a project to codify statutory accounting principles (Codification), which became effective January 1, 2001 for NLIC and NLAIC. The resulting change to NLIC's January 1, 2001 surplus was an increase of approximately $80.0 million. The significant change for NLIC, as a result of Codification, was the recording of deferred taxes, which were not recorded prior to the adoption of Codification.

      The Company is limited in the amount of shareholder dividends it may pay without prior approval by the Department. As of December 31, 2001 $141.0 million in dividends could be paid by NLIC without prior approval.

      In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its shareholders.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses, interest and shareholder dividends in the future.

(13)  Related Party Transactions

      During 2001, the Company entered into a transaction with NMIC, whereby it sold 78% of its interest in a limited partnership (representing 49% of the limited partnership) to NMIC for $158.9 million. As a result of this sale, the Company recorded a realized gain of $44.4 million, and related tax expense of $15.5 million. The sale price, which was paid in cash, represented the fair value of the limited partnership interest and was based on a valuation of the limited partnership and its underlying investments. The valuation was completed by qualified management of the limited partnership and utilized a combination of internal and independent valuations of the underlying investments of the limited partnership. Additionally, senior financial officers and the Boards of Directors of the Company and NMIC separately reviewed and approved the valuation prior to the execution of this transaction. The Company continues to hold an economic and voting interest in the limited partnership of approximately 14%, with NMIC holding the remaining interests.

      NLIC has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $4.68 billion and $4.80 billion as of December 31, 2001 and 2000, respectively. Total revenues from these contracts were $150.7 million, $156.8 million, and $149.7 million for the years ended December 31, 2001, 2000, and 1999, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances were $118.4 million, $131.9 million, and $112.0 million for the years ended December 31, 2001, 2000, and 1999, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties.

      The Company files a consolidated federal tax return with NMIC, as described in Note 2(i). Total payments (from) to NMIC were $(45.4) million, $74.6 million, and $29.8 million for the years ended December 31, 2001, 2000, and 1999, respectively.

      During second quarter 1999, the Company entered into a modified coinsurance arrangement to reinsure the 1999 operating results of an affiliated company, Employers Life Insurance Company of Wausau (ELOW) retroactive to January 1, 1999. In September 1999, NFS acquired ELOW for $120.8 million and immediately merged ELOW into NLIC terminating the modified coinsurance arrangement. Because ELOW was an affiliate, the Company accounted for the merger similar to poolings-of-interests; however, prior period financial statements were not restated due to immateriality. The reinsurance and merger combined contributed $1.46 million to net income in 1999.

      The Company has a reinsurance agreement with NMIC whereby all of the Company's accident and health business is ceded to NMIC on a modified coinsurance basis. The agreement covers individual accident and health business for all periods presented and group and franchise accident and health business since July 1, 1999. Either party may terminate the agreement on January 1 of any year with prior notice. Prior to July 1, 1999 group and franchise accident and health business and a block of group life insurance policies were ceded to ELOW under a modified coinsurance agreement. Under a modified coinsurance agreement, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of the Company's agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. Risk of asset default is retained by the Company, although a fee is paid to the Company for the retention of such risk. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC and ELOW for the years ended December 31, 2001, 2000 and 1999 were $200.7 million, $170.1 million, and $193.0 million, respectively, while benefits, claims and expenses ceded were $208.5 million, $168.0 million and $197.3 million, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as investment management, advertising, personnel and general management services, to those subsidiaries. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commission expense and other methods agreed to by the participating companies that are within industry guidelines and practices. In addition, Nationwide Services Company, a subsidiary of NMIC, provides computer, telephone, mail, employee benefits administration, and other services to NMIC and certain of its direct and indirect subsidiaries, including the Company, based on specified rates for units of service consumed. For the years ended December 31, 2001, 2000 and 1999, the Company made payments to NMIC and Nationwide Services Company totaling $139.8 million, $150.3 million, and $124.1 million, respectively. The Company does not believe that expenses recognized under these agreements are materially different than expenses that would have been recognized had the Company operated on a stand-alone basis.

      Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $26.4 million, $31.4 million and $34.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

      The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 2001, 2000 and 1999, the Company made lease payments to NMIC and its subsidiaries of $18.7 million, $14.1 million and $9.9 million, respectively.

      The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or after a stated period, the seller will repurchase the securities at the original sales price plus a price differential. During 2001, the most the Company had outstanding at any given time was $368.5 million and the Company incurred interest expense on intercompany repurchase agreements of $0.2 million for 2001. Transactions under the agreements during 2000 and 1999 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

      The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC were $54.8 million and $321.1 million as of December 31, 2001 and 2000, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

      Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the three years ended December 31, 2001 were $52.9 million, $65.0 million and $79.7 million, respectively.

      On December 19, 2001 the Company sold a 7.50%, $300.0 million surplus note to NFS, maturing on December 17, 2031. The fair value of the surplus note as of December 31, 2001 was $300.0 million. Principal and interest payments are subject to prior approval by the superintendent of insurance of the State of Ohio. The Company is scheduled to pay interest semi-annually on June 17 and December 17 of each year commencing June 17, 2002.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(14)  Bank Lines of Credit

      The Company has available as a source of funds a $1 billion revolving credit facility entered into by NFS, NLIC and NMIC. The facility is comprised of a five year $700 million agreement and a 364 day $300 million agreement with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that the Company maintain consolidated tangible net worth, as defined, in excess of $1.69 billion and NLIC maintain statutory surplus in excess of $935 million. The Company had no amounts outstanding under this agreement as of December 31, 2001. Of the total facility, $300 million is designated to back NLIC's commercial paper program. Therefore, borrowing capacity under this facility is reduced by any amounts outstanding under the commercial paper program, which totaled $100.0 million as of December 31, 2001.

(15)  Contingencies

      On October 29, 1998, the Company was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by the Company and the other named Company affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. On June 11, 1999, the Company and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by the Company and the other named defendants. On January 25, 2002, the plaintiffs filed a motion for leave to amend their complaint to add three new named plaintiffs. On February 9, 2002, the plaintiffs filed a motion for class certification. The class has not been certified. The Company intends to defend this lawsuit vigorously.

      On August 15, 2001, the Company was named in a lawsuit filed in Connecticut federal court titled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. On September 5, 2001, the plaintiffs amended their complaint to include class action allegations. The plaintiffs seek to represent a class of plan trustees who purchased variable annuities to fund qualified ERISA retirement plans. The amended complaint alleges that the retirement plans purchased variable annuity contracts from the Company which invested in mutual funds that were offered by separate mutual fund companies; that the Company was a fiduciary under ERISA and that the Company breached its fiduciary duty when it accepted certain fees from the mutual fund companies that purportedly were never disclosed by the Company; and that the Company violated ERISA by replacing many of the mutual funds originally included in the plaintiffs' annuities with "inferior" funds because the new funds purportedly paid more in revenue sharing. The amended complaint seeks disgourgement of fees by the Company and other unspecified compensatory damages. On November 15, 2001, the Company filed a motion to dismiss the amended complaint, which has not been decided. On December 3, 2001, the plaintiffs filed a motion for class certification. On January 15, 2002, the plaintiffs filed a response to the Company's motion to dismiss the amended complaint. On February 22, 2002, the Company filed a reply in support of its motion to dismiss. The class has not been certified. The Company intends to defend this lawsuit vigorously.

      There can be no assurance that any such litigation will not have a material adverse effect on the Company in the future.

(16)  Segment Information

      The Company uses differences in products as the basis for defining its reportable segments. The Company reports three product segments:
      Individual Annuity, Institutional Products and Life Insurance.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The Individual Annuity segment consists of individual The BEST of AMERICA and private label deferred variable annuity products, deferred fixed annuity products and income products. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, variable annuity contracts provide the customer with access to a wide range of investment options and asset protection in the event of an untimely death, while fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

      The Institutional Products segment is comprised of the Company's private and public sector group retirement plans and medium-term note program. The private sector includes the 401(k) business generated through fixed and variable annuities. The public sector includes the IRC Section 457 business in the form of fixed and variable annuities.

      The Life Insurance segment consists of investment life products, including both individual variable life and COLI products, traditional life insurance products and universal life insurance. Life insurance products provide a death benefit and generally also allow the customer to build cash value on a tax-advantaged basis.

      In addition to the product segments, the Company reports a Corporate segment. The Corporate segment includes net investment income not allocated to the three product segments, certain revenues and expenses of the Company's broker/dealer subsidiary, unallocated expenses and interest expense on debt. In addition to these operating revenues and expenses, the Company also reports net realized gains and losses on investments, hedging instruments and hedged items in the Corporate segment.

      The following tables summarize the financial results of the Company's business segments for the years ended December 31, 2001, 2000 and 1999.

                                                        Individual   Institutional      Life
      (in millions)                                       Annuity       Products      Insurance      Corporate        Total
                                                        ==========   ============     ==========     =========      =========
      2001:
      Net investment income                              $   534.7      $   847.5      $   323.3     $    19.5      $ 1,725.0
      Other operating revenue                                556.0          205.9          506.5          16.0        1,284.4
                                                         ---------      ---------      ---------     ---------      ---------
         Total operating revenue (1)                       1,090.7        1,053.4          829.8          35.5        3,009.4
                                                         ---------      ---------      ---------     ---------      ---------
      Interest credited to policyholder
         account balances                                    433.2          627.8          177.7            --        1,238.7
      Amortization of deferred policy
         acquisition costs                                   220.0           47.6           80.3            --          347.9
      Interest expense on debt                                  --             --             --           6.2            6.2
      Other benefits and expenses                            206.1          170.2          387.1           2.7          766.1
                                                         ---------      ---------      ---------     ---------      ---------
         Total benefits and expenses                         859.3          845.6          645.1           8.9        2,358.9
                                                         ---------      ---------      ---------     ---------      ---------
      Operating income before
         federal income tax expense (1)                      231.4          207.8          184.7          26.6          650.5
      Net realized losses on investments,
         hedging instruments and hedged
         items (2)                                              --             --             --         (20.2)         (20.2)
                                                         ---------      ---------      ---------     ---------      ---------
      Income before federal income tax
         expense and cumulative effect of
         adoption of accounting principles               $   231.4      $   207.8      $   184.7     $     6.4      $   630.3
                                                         =========      =========      =========     =========      =========

      Assets as of year end                              $43,885.4      $34,130.1      $ 9,129.0     $ 4,010.1      $91,154.6
                                                         =========      =========      =========     =========      =========

----------
(1) Excludes net realized gains and losses on investments, hedging instruments and hedged items.
(2) Realized gains related to securitization transactions are included in operating income.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

                                                        Individual   Institutional       Life
      (in millions)                                       Annuity      Products        Insurance     Corporate        Total
                                                         =========   ============      =========     =========      =========
      2000:
      Net investment income                              $   483.2      $   827.4      $   289.2     $    55.1      $ 1,654.9
      Other operating revenue                                625.9          251.6          453.9          17.0        1,348.4
                                                         ---------      ---------      ---------     ---------      ---------
         Total operating revenue(1)                        1,109.1        1,079.0          743.1          72.1        3,003.3
                                                         ---------      ---------      ---------     ---------      ---------
      Interest credited to policyholder
         account balances                                    396.4          628.8          157.2            --        1,182.4
      Amortization of deferred policy
         acquisition costs                                   238.7           49.2           64.2            --          352.1
      Interest expense on debt                                  --             --             --           1.3            1.3
      Other benefits and expenses                            192.3          170.3          368.8          33.7          765.1
                                                         ---------      ---------      ---------     ---------      ---------
         Total benefits and expenses                         827.4          848.3          590.2          35.0        2,300.9
                                                         ---------      ---------      ---------     ---------      ---------
      Operating income before
         federal income tax expense(1)                       281.7          230.7          152.9          37.1          702.4
      Net realized losses on investments,
         hedging instruments and hedged
         items                                                  --             --             --         (19.4)         (19.4)
                                                         ---------      ---------      ---------     ---------      ---------
      Income before federal income tax
         expense and cumulative effect of
         adoption of accounting principles               $   281.7      $   230.7      $   152.9     $    17.7      $   683.0
                                                         =========      =========      =========     =========      =========

      Assets as of year end                              $45,422.5      $37,217.3      $ 8,103.3     $ 1,824.2      $92,567.3
                                                         =========      =========      =========     =========      =========

      1999:
      Net investment income                              $   458.9      $   771.2      $   253.1     $    37.6      $ 1,520.8
      Other operating revenue                                511.4          211.9          393.0          66.1        1,182.4
                                                         ---------      ---------      ---------     ---------      ---------
         Total operating revenue (1)                         970.3          983.1          646.1         103.7        2,703.2
                                                         ---------      ---------      ---------     ---------      ---------
      Interest credited to policyholder
         account balances                                    384.9          580.9          130.5            --        1,096.3
      Amortization of deferred policy
         acquisition costs                                   170.9           41.6           60.1            --          272.6
      Other benefits and expenses                            155.3          142.8          334.7          83.4          716.2
                                                         ---------      ---------      ---------     ---------      ---------
         Total benefits and expenses                         711.1          765.3          525.3          83.4        2,085.1
                                                         ---------      ---------      ---------     ---------      ---------
      Operating income before
         federal income tax expense (1)                      259.2          217.8          120.8          20.3          618.1
      Net realized losses on investments,
         hedging instruments and hedged
         items                                                  --             --             --         (11.6)         (11.6)
                                                         ---------      ---------      ---------     ---------      ---------
      Income before federal income tax
         expense and cumulative effect of
         adoption of accounting principles               $   259.2      $   217.8      $   120.8     $     8.7      $   606.5
                                                         =========      =========      =========     =========      =========

      Assets as of year end                              $45,667.8      $39,045.1      $ 6,616.7     $ 1,346.3      $92,675.9
                                                         =========      =========      =========     =========      =========

----------
(1) Excludes net realized gains and losses on investments, hedging instruments and hedged items.

      The Company has no significant revenue from customers located outside of the United States nor does the Company have any significant long-lived assets located outside the United States.

PART C. OTHER INFORMATION

     Item 27.     Exhibits

                (a) Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant - Filed previously with initial registration statement (333-69014) and hereby incorporated by reference.

                (b)   Not Applicable

                (c) Underwriting or Distribution of contracts between the Depositor and Principal Underwriter - Filed previously with the Registration Statement
                      (333-69014) and hereby incorporated by reference.

                (d) The form of the contract - Filed previously with initial registration statement (333-69014) and hereby incorporated by reference.

                (e) The form of the contract application - Filed previously with initial registration statement (333-69014) and hereby incorporated by reference.

                (f) Articles of Incorporation of Depositor - Filed previously with initial registration statement (333-69014) and hereby incorporated by reference.

                (g)   Reinsurance Contracts - Attached hereto.

                (h)   Participation Agreements - Attached hereto.

                (i)   Not Applicable

                (j)   Not Applicable

                (k) Opinion of Counsel - Filed previously with Pre-Effective Amendment No. 1 to the Registration Statement (333-69014) and hereby incorporated by reference.

                (l)   Not Applicable

                (m)   Not Applicable

                (n)   Independent Auditors' Consent - Attached hereto.

                (o)   Not Applicable

                (p)   Not Applicable

                (q)   Redeemability Exemption Procedures - Attached hereto.

     Item 28.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                W. G. Jurgensen, Director and Chief Executive Officer
                Joseph J. Gasper, Director and Chief Operating Officer
                Richard D. Headley, Executive Vice President
                Michael S. Helfer, Director and Executive Vice President-Corporate Strategy
                Donna A. James, Director and Executive Vice President-Chief Administrative Officer
                Michael C. Keller, Executive Vice President-Chief Information Officer
                Robert A. Oakley, Director and Executive Vice President-Chief Financial Officer
                Robert A. Rosholt, Executive Vice President-Finance and Investments
                Robert J. Woodward, Jr., Director and Executive Vice President-Chief Investment Officer
                Galen R. Barnes, Director
                John R. Cook, Jr., Senior Vice President-Chief Communications Officer
                David A. Diamond, Senior Vice President-Corporate Strategy Philip C. Gath, Senior Vice President-Chief Actuary-Nationwide Financial
                Patricia R. Hatler, Senior Vice President, General Counsel and Secretary
                David K. Hollingsworth, Senior Vice President-President-Nationwide Insurance Sales
                David R. Jahn, Senior Vice President-Product Management
                Richard A. Karas, Senior Vice President-Sales-Financial
                Services
                Gregory S. Lashutka, Senior Vice President, Corporate Relations Edwin P. McCausland, Jr., Senior Vice President-Fixed Income Securities
                Robert H. McNaghten, Senior Vice President-Real Estate
                Investments
                Michael D. Miller, Senior Vice President-NI Finance
                Brian W. Nocco, Senior Vice President and Treasurer
                Mark Phelan, Senior Vice President-Technology and Operations Douglas C. Robinette, Senior Vice President-Claims
                John S. Skubik, Senior Vice President-Strategic Initiatives Mark R. Thresher, Director, Senior Vice President-Chief Financial Officer-Nationwide Financial
                Richard M. Waggoner, Senior Vice President-Operations
                Susan A. Wolken, Senior Vice President-Product Management and Nationwide Financial Marketing

                The business address of the Directors and Officers of the Depositor is:
                One Nationwide Plaza
                Columbus, Ohio 43215

Item 29.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
           DEPOSITOR OR REGISTRANT.

             *Subsidiaries for which separate financial statements are filed **Subsidiaries included in the respective consolidated financial statements
             ***Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
             ****Other subsidiaries




                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
401(k) Companies, Inc. (The)              Texas                                        Holding company
-----------------------------------------------------------------------------------------------------------------------------------
401(k) Company (The)                      Texas                                        Third-party administrator providing
                                                                                       record keeping services for 401(k) plans
-----------------------------------------------------------------------------------------------------------------------------------
401(k) Investment Advisors, Inc.          Texas                                        Investment advisor registered with the SEC
-----------------------------------------------------------------------------------------------------------------------------------
401(k) Investments Services, Inc.         Texas                                        Broker-dealer registered with the
                                                                                       National Association of Securities
                                                                                       Dealer, a self-regulatory body of the SEC
-----------------------------------------------------------------------------------------------------------------------------------
Affiliate Agency of Ohio, Inc.            Ohio                                         Insurance agency marketing life insurance
                                                                                       and annuity products through financial
                                                                                       institutions
-----------------------------------------------------------------------------------------------------------------------------------
Affiliate Agency, Inc.                    Delaware                                     Insurance agency marketing life insurance
                                                                                       and annuity products through financial
                                                                                       institutions
-----------------------------------------------------------------------------------------------------------------------------------
AGMC Reinsurance Ltd.                     Turks and Caicos Islands                     Captive reinsurer
-----------------------------------------------------------------------------------------------------------------------------------
AID Finance Services, Inc.                Iowa                                         Holding company
-----------------------------------------------------------------------------------------------------------------------------------
ALLIED Document Solutions, Inc. (fka      Iowa                                         Provides general printing services to its
Midwest Printing Services, Inc.)                                                       affiliated companies as well as to
                                                                                       unaffiliated companies
-----------------------------------------------------------------------------------------------------------------------------------
ALLIED General Agency Company             Iowa                                         Managing general agent and surplus lines
                                                                                       broker for property and casualty
                                                                                       insurance products
-----------------------------------------------------------------------------------------------------------------------------------
ALLIED Group Insurance Marketing Company  Iowa                                         Direct marketing of property and casualty
                                                                                       insurance products
-----------------------------------------------------------------------------------------------------------------------------------
ALLIED Group, Inc.                        Iowa                                         Property and casualty insurance holding
                                                                                       company
-----------------------------------------------------------------------------------------------------------------------------------
ALLIED Property and Casualty Insurance    Iowa                                         Underwrites general property and casualty
Company                                                                                insurance
-----------------------------------------------------------------------------------------------------------------------------------
Allied Texas Agency, Inc.                 Texas                                        Acts as a managing general agent to place
                                                                                       personal and commercial automobile
                                                                                       insurance with Colonial County Mutual
                                                                                       Insurance Company for the independent
                                                                                       agency companies
-----------------------------------------------------------------------------------------------------------------------------------
Allnations, Inc.                          Ohio                                         Engages in promoting, extending and
                                                                                       strengthening cooperative insurance
                                                                                       organizations throughout the world
-----------------------------------------------------------------------------------------------------------------------------------
AMCO Insurance Company                    Iowa                                         Underwrites general property and casualty
                                                                                       insurance
-----------------------------------------------------------------------------------------------------------------------------------



                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
American Marine Underwriters, Inc.        Florida                                      Underwriting manager for ocean cargo and
                                                                                       hull insurance
-----------------------------------------------------------------------------------------------------------------------------------
Asset Management Holdings, plc            England and Wales                            Holding company of a group engaged in the
                                                                                       management of pension fund assets, unit
                                                                                       trusts and other collective investment
                                                                                       schemes, investment trusts and portfolios
                                                                                       for corporate clients
-----------------------------------------------------------------------------------------------------------------------------------
Cal-Ag Insurance Services, Inc.           California                                   Captive insurance brokerage firm serving
                                                                                       principally, but not exclusively, the
                                                                                       "traditional" agent producers of CalFarm
                                                                                       Insurance Company
-----------------------------------------------------------------------------------------------------------------------------------
CalFarm Insurance Agency                  California                                   Assists agents and affiliated companies
                                                                                       in account completion for marketing
                                                                                       CalFarm products; assists other in-house
                                                                                       agencies in a brokerage capacity to
                                                                                       accommodate policyholders
-----------------------------------------------------------------------------------------------------------------------------------
CalFarm Insurance Company                 California                                   Multi-line insurance corporation that
                                                                                       writes agricultural, commercial, personal
                                                                                       and individual health coverages and
                                                                                       benefits from the sponsorship of the
                                                                                       California Farm Bureau Federation
-----------------------------------------------------------------------------------------------------------------------------------
Colonial County Mutual
Insurance Company                         Texas                                        Underwrites non-standard automobile and
                                                                                       motorcycle insurance and various other
                                                                                       commercial liability coverages in Texas
-----------------------------------------------------------------------------------------------------------------------------------
Cooperative Service Company               Nebraska                                     Insurance agency that sells and services
                                                                                       commercial insurance; provides loss
                                                                                       control and compliance consulting
                                                                                       services as well as audit, compilation,
                                                                                       and tax preparation services
-----------------------------------------------------------------------------------------------------------------------------------
Corviant Corporation                      Delaware                                     Creates a captive distribution network
                                                                                       through which affiliates can sell
                                                                                       multi-manager investment products,
                                                                                       insurance products and sophisticated
                                                                                       estate planning services
-----------------------------------------------------------------------------------------------------------------------------------
Damian Securities Limited                 England and Wales                            Investment holding company
-----------------------------------------------------------------------------------------------------------------------------------
Depositors Insurance Company              Iowa                                         Underwrites general property and casualty
                                                                                       insurance
-----------------------------------------------------------------------------------------------------------------------------------
Dinamica Participacoes SA                 Brazil                                       Participates in other companies related
                                                                                       to the registrant's international
                                                                                       operations
-----------------------------------------------------------------------------------------------------------------------------------
Discover Insurance Agency of Texas, LLC   Texas                                        Sells property and casualty insurance
                                                                                       products including, but not limited to,
                                                                                       automobile or other vehicle insurance and
                                                                                       homeowner's insurance
-----------------------------------------------------------------------------------------------------------------------------------
Discover Insurance Agency, LLC            California                                   Sells property and casualty insurance
                                                                                       products including, but not limited to,
                                                                                       automobile or other vehicle insurance and
                                                                                       homeowner's insurance
-----------------------------------------------------------------------------------------------------------------------------------





                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
Eagle Acquisition Corporation             Delaware                                     Merger subsidiary to be used in the
                                                                                       proposed acquisition of Provident Mutual
                                                                                       Life Insurance Company
-----------------------------------------------------------------------------------------------------------------------------------
ENationwide, LLC                          Ohio                                         Limited liability company that provides
                                                                                       administrative services to Nationwide's
                                                                                       direct operation
-----------------------------------------------------------------------------------------------------------------------------------
F&B, Inc.                                 Iowa                                         Insurance agency that places business not
                                                                                       written by the Farmland Insurance
                                                                                       Companies with other carriers
-----------------------------------------------------------------------------------------------------------------------------------
Farmland Mutual Insurance Company         Iowa                                         Provides property and casualty insurance
                                                                                       primarily to agricultural businesses
-----------------------------------------------------------------------------------------------------------------------------------
Fenplace Limited                          England and Wales                            Inactive
-----------------------------------------------------------------------------------------------------------------------------------
Financial Horizons Distributors Agency    Alabama                                      Insurance agency marketing life insurance
of Alabama, Inc.                                                                       and annuity products through financial
                                                                                       institutions
-----------------------------------------------------------------------------------------------------------------------------------
Financial Horizons Distributors Agency    Ohio                                         Insurance marketing life insurance and
of Ohio, Inc.                                                                          annuity products through financial
                                                                                       institutions
-----------------------------------------------------------------------------------------------------------------------------------
Financial Horizons Distributors Agency    Oklahoma                                     Insurance marketing life insurance and
of Oklahoma, Inc.                                                                      annuity products through financial
                                                                                       institutions
-----------------------------------------------------------------------------------------------------------------------------------
Financial Horizons Distributors Agency    Texas                                        Insurance marketing life insurance and
of Texas, Inc.                                                                         annuity products through financial
                                                                                       institutions
-----------------------------------------------------------------------------------------------------------------------------------
Financial Horizons Securities             Oklahoma                                     Limited broker-dealer doing business
Corporation                                                                            solely in the financial institutions
                                                                                       market
-----------------------------------------------------------------------------------------------------------------------------------
Florida Records Administrator, Inc.       Florida                                      Administers the deferred compensation
                                                                                       plan for the public employees of the
                                                                                       State of Florida
-----------------------------------------------------------------------------------------------------------------------------------
G.I.L. Nominees Limited                   England and Wales                            Acts as a nominee; dormant within the
                                                                                       meaning of Section 249AA of the Companies
                                                                                       Act 1985 (English law)
-----------------------------------------------------------------------------------------------------------------------------------
Gartmore 1990 Limited                     England and Wales                            A general partner in a limited
                                                                                       partnership formed to invest in unlisted
                                                                                       securities
-----------------------------------------------------------------------------------------------------------------------------------
Gartmore 1990 Trustee Limited             England and Wales                            Dormant within the meaning of Section
                                                                                       249AA of the Companies Act 1985 (English
                                                                                       law)
-----------------------------------------------------------------------------------------------------------------------------------
Gartmore Capital Management Limited       England and Wales                             Investment management and advisory
                                                                                        services to business, institutional and
                                                                                        private investors; transferred
                                                                                        investment management activity to
                                                                                        Gartmore Investment Limited
-----------------------------------------------------------------------------------------------------------------------------------
Gartmore Distribution Services, Inc.      Delaware                                      Limited broker-dealer
-----------------------------------------------------------------------------------------------------------------------------------
Gartmore Fund Managers International      Jersey, Channel Islands                       Investment administration and support
Limited
-----------------------------------------------------------------------------------------------------------------------------------
Gartmore Fund Managers Limited            England and Wales                             Authorized unit trust management
-----------------------------------------------------------------------------------------------------------------------------------


                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
Gartmore Global Asset Management Trust    Delaware                                      Holding company for the Gartmore Group
                                                                                        and as a registered investment advisor
-----------------------------------------------------------------------------------------------------------------------------------



                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Global Investments, Inc.        Delaware                                     Holding company
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Global Partners                 Delaware                                     Investment management
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Indosuez UK Recovery Fund       England and Wales                            General partner in two limited partnerships
 (G.P.) Limited                                                                        formed to invest in unlisted securities
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Investment Limited              England and Wales                            Investment management and advisory services
                                                                                       to pension funds, unit trusts and other
                                                                                       collective investment schemes, investment
                                                                                       trusts and portfolios for corporate and
                                                                                       other institutional clients
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Investment Management plc       England and Wales                            Investment holding company and provides
                                                                                       services to other companies within the
                                                                                       Gartmore Group
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Investment Services GmbH        Germany                                      Marketing support
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Investment Services Limited     England                                      Investment holding
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Investor Services, Inc.         Ohio                                         Transfer and dividend disbursing agent
                                                                                       services to various mutual fund entities
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Japan Limited                   Japan                                        Investment management
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Morley & Associates, Inc.       Oregon                                       Brokers or places book value maintenance
                                                                                       agreements (wrap contracts) and guaranteed
                                                                                       investment contracts (GICs) for collective
                                                                                       investment trusts and accounts
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Morley Capital Management,      Oregon                                       Investment advisor and stable value money
 Inc.                                                                                  manager
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Morley Financial Services,      Oregon                                       Holding company
 Inc.
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Mutual Fund Capital Trust       Delaware                                     Registered investment advisor
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Nominees Limited                England and Wales                            Nominee; dormant within the meaning of
                                                                                       Section 249AA of the Companies Act 1985
                                                                                       (English law)
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Pension Fund Trustees Limited   England and Wales                            Trustee of Gartmore Pension Scheme
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore S.A. Capital Trust              Delaware                                     Registered investment advisor
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Secretaries (Jersey) Ltd.       Jersey, Channel Islands                      Nominee; dormant
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Trust Company                   Oregon                                       State bank with trust power
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore Securities Limited              England and Wales                            Investment holding; partner in Gartmore
                                                                                       Global Partners
-----------------------------------------------------------------------------------------------------------------------------------
 Gartmore U.S. Limited                    England and Wales                            Joint partner in Gartmore Global Partners
-----------------------------------------------------------------------------------------------------------------------------------
 Gates, McDonald & Company                Ohio                                         Provides services to employers for managing
                                                                                       workers' and unemployment compensation
                                                                                       matters and employee benefit costs
-----------------------------------------------------------------------------------------------------------------------------------



                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
 Gates, McDonald & Company of New York,   New York                                     Provides workers'
 Inc.                                                                                  compensation/self-insured claims
                                                                                       administration services to employers
                                                                                       with exposure in New York
-----------------------------------------------------------------------------------------------------------------------------------
 Gates, McDonald & Company of Nevada      Nevada                                       Provides self-insurance administration,
                                                                                       claims examining and data processing
                                                                                       services
-----------------------------------------------------------------------------------------------------------------------------------
 GatesMcDonald Health Plus Inc.           Ohio                                         Provides medical management and cost
                                                                                       containment services to employers
-----------------------------------------------------------------------------------------------------------------------------------
 Insurance Intermediaries, Inc.           Ohio                                         Insurance agency; provides commercial
                                                                                       property and casualty brokerage services
-----------------------------------------------------------------------------------------------------------------------------------
 Landmark Financial Services of New       New York                                     Insurance agency marketing life
 York, Inc.                                                                            insurance and annuity products through
                                                                                       financial institutions
-----------------------------------------------------------------------------------------------------------------------------------
 Lone Star General Agency, Inc.           Texas                                        General agent to market non-standard
                                                                                       automobile and motorcycle insurance for
                                                                                       Colonial Mutual Insurance Company
-----------------------------------------------------------------------------------------------------------------------------------
 MedProSolutions, Inc.                    Massachusetts                                Provides third-party administration
                                                                                       services for workers compensation,
                                                                                       automobile injury and disability claims
-----------------------------------------------------------------------------------------------------------------------------------
 **National Casualty Company              Wisconsin                                    Underwrites various property and
                                                                                       casualty coverage, as well as individual
                                                                                       and group accident and health insurance
-----------------------------------------------------------------------------------------------------------------------------------
 National Casualty Company of America,    England                                      Inactive
 Ltd.
-----------------------------------------------------------------------------------------------------------------------------------
 National Deferred Compensation, Inc.     Ohio                                         Administers deferred compensation plans
                                                                                       for public employees
-----------------------------------------------------------------------------------------------------------------------------------
 **National Premium and Benefit           Delaware                                     Provides third-party administration
 Administration Company                                                                services
-----------------------------------------------------------------------------------------------------------------------------------
 Nationwide Affinity Insurance Company    Kansas                                       Shell insurer with no active policies or
 of America                                                                            liabilities
-----------------------------------------------------------------------------------------------------------------------------------
 Nationwide Affordable Housing,
 LLC                                      Ohio                                         Invests in affordable multi-family housing
                                                                                       projects throughout the U.S.
-----------------------------------------------------------------------------------------------------------------------------------
 **Nationwide Agency, Inc.                Ohio                                         Insurance agency
-----------------------------------------------------------------------------------------------------------------------------------
 Nationwide Agribusiness Insurance        Iowa                                         Provides property and casualty insurance
 Company                                                                               primarily to agricultural businesses
-----------------------------------------------------------------------------------------------------------------------------------
 Nationwide Arena, LLC                    Ohio                                         Develops Nationwide Arena and engages in
                                                                                       Arena district development activity
-----------------------------------------------------------------------------------------------------------------------------------
 *Nationwide Asset Allocation Trust       Ohio                                         Diversified open-end investment company
-----------------------------------------------------------------------------------------------------------------------------------



                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Assurance Company              Wisconsin                                    Underwrites non-standard automobile and
                                                                                       motorcycle insurance
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Cash Management
Company                                   Ohio                                         Buys and sells investment securities of a
                                                                                       short-term nature as agent for other
                                                                                       corporations, foundations, and insurance
                                                                                       company separate accounts
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Community Development          Ohio                                         Holds investments in low-income housing funds
Corporation, LLC
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Corporation                    Ohio                                         Holding company for entities affiliated with
                                                                                       Nationwide Mutual Insurance Company and
                                                                                       Nationwide Mutual Fire Insurance Company
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Exclusive Distribution         Ohio                                         Manages relationships with Nationwide's
Company, LLC                                                                           exclusive agents including administrative
                                                                                       duties
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Financial Assignment Company   Ohio                                         Administrator of structured settlements
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Financial Institution          Delaware                                     Insurance agency
Distributors Agency, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Financial Institution          New Mexico                                   Insurance agency
Distributors Agency, Inc. of New Mexico
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Financial Institution          Massachusetts                                Insurance agency
Distributors Agency, Inc. of
Massachusetts
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Financial Services (Bermuda)   Bermuda                                      Long-term insurer which issued variable
Ltd.                                                                                   annuity and variable life products to
                                                                                       persons outside the United States and Bermuda
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Financial Services Capital     Delaware                                     Issues and sells certain securities
Trust                                                                                  representing individual beneficial interests
                                                                                       in the assets of the Trust
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Financial Services Capital     Delaware                                     Issues and sells certain securities
Trust II                                                                               representing individual beneficial interests
                                                                                       in the assets of the Trust
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Financial Services, Inc.       Delaware                                     Holding company for companies within the
                                                                                       Nationwide organization that offer or
                                                                                       distribute long-term savings and retirement
                                                                                       products
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Financial Sp. z o.o            Poland                                       Provides distribution services for its
                                                                                       affiliated Nationwide Towarzystwo
                                                                                       Ubezpieczen na Zycie S.A. in Poland
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Foundation                     Ohio                                         Contributes to non-profit activities and
                                                                                       projects
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide General Insurance
Company                                   Ohio                                         Transacts a general insurance business,
                                                                                       except life insurance; primarily provides
                                                                                       automobile and fire insurance to select
                                                                                       customers
-----------------------------------------------------------------------------------------------------------------------------------


                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Global Finance, LLC            Ohio                                         Acts as a support company for Nationwide
                                                                                       Global Holdings, Inc. and its
                                                                                       international capitalization efforts
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Global Funds                   Luxembourg                                   Issues shares of mutual funds
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Global Holdings, Inc.          Ohio                                         Holding company for international
                                                                                       operations
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Global Holdings,               Luxembourg                                   Extension of Nationwide Global Holdings,
Inc.-Luxembourg Branch                                                                 Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Global Holdings-NGH Brazil     Brazil                                       Holding company
Participacoes, LTDA
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Global Japan, Inc.             Delaware                                     Holding company
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Global Limited                 Hong Kong                                    Holding company for Asian operations
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Health Plans, Inc.             Ohio                                         Operates as a Health Insurance Corporation
                                                                                       (HIC)
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Holdings, SA                   Brazil                                       Participates in other companies related to
                                                                                       the registrant's international operations
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Home Mortgage Company          Iowa                                         Mortgage lending
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Home Mortgage Distributors,    Ohio                                         Performs the marketing function for
Inc.                                                                                   Nationwide Home Mortgage Company
-----------------------------------------------------------------------------------------------------------------------------------
*Nationwide Indemnity Company             Ohio                                         Involved in reinsurance business by
                                                                                       assuming business from Nationwide Mutual
                                                                                       Insurance Company and other insurers
                                                                                       within the Nationwide Insurance
                                                                                       organization
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Insurance Company of America   Wisconsin                                    Independent agency personal lines
                                                                                       underwriter of property/casualty insurance
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Insurance Company of Florida   Ohio                                         Transacts general insurance business
                                                                                       except life insurance
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide International Underwriters     California                                   Special risk, excess and surplus lines
                                                                                       underwriting manager
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Investment Services            Oklahoma                                     Limited broker-dealer doing business in
Corporation                                                                            the deferred compensation market and acts
                                                                                       as an investment advisor
-----------------------------------------------------------------------------------------------------------------------------------
**Nationwide Life and Annuity Insurance   Ohio                                         Engages in underwriting life insurance and
Company                                                                                granting, purchasing, and disposing of
                                                                                       annuities
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Life Assurance Company, Ltd.   Thailand                                     Holding company
-----------------------------------------------------------------------------------------------------------------------------------
**Nationwide Life Insurance
Company                                   Ohio                                         Provides individual life insurance, group
                                                                                       life and health insurance, fixed and
                                                                                       variable annuity products, and other life
                                                                                       insurance products
-----------------------------------------------------------------------------------------------------------------------------------



                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Lloyds                         Texas                                        Markets commercial property insurance
                                                                                       in Texas
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Management Systems, Inc.       Ohio                                         Offers a preferred provider
                                                                                       organization and other related
                                                                                       products and services
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Martima Vida Previdencia S.A.  Brazil                                       Operates as a licensed insurance
                                                                                       company in the categories of life and
                                                                                       unrestricted private pension plans in
                                                                                       Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Mortgage Holdings, Inc.        Ohio                                         Holding company
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Mutual Fire Insurance Company  Ohio                                         Engages in general insurance and
                                                                                       reinsurance business, except life
                                                                                       insurance
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Mutual Insurance Company       Ohio                                         Engages in general insurance and
                                                                                       reinsurance business, except life
                                                                                       insurance
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Properties, Ltd.               Ohio                                         Engaged in the business of developing,
                                                                                       owning and operating real estate and
                                                                                       real estate investments
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Property and Casualty          Ohio                                         Engages in general insurance and
Insurance Company                                                                      reinsurance business, except life
                                                                                       insurance
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Realty Investors, Inc.         Ohio                                         Engaged in the business of developing,
                                                                                       owning and operating real estate and
                                                                                       real estate investments
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Plan Services,      Ohio                                         Insurance agency providing individual
Inc.                                                                                   and group life, disability and health
                                                                                       insurance as well as marketing
                                                                                       retirement plan administration and
                                                                                       investments
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     Delaware                                     Markets and administers deferred
                                                                                       compensation plans for public employees
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     Alabama                                      Provides retirement products,
of Alabama                                                                             marketing/education and administration
                                                                                       to public employees and educators
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     Arizona                                      Markets and administers deferred
of Arizona                                                                             compensation plans for public employees
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     Arkansas                                     Markets and administers deferred
of Arkansas                                                                            compensation plans for public employees
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     Montana                                      Markets and administers deferred
of Montana                                                                             compensation plans for public employees
-----------------------------------------------------------------------------------------------------------------------------------


                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     Nevada                                       Markets and administers deferred
of Nevada                                                                              compensation plans for public employees
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     New Mexico                                   Markets and administers deferred
of New Mexico                                                                          compensation plans for public employees
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     Ohio                                         Provides retirement products,
of Ohio                                                                                marketing/education and administration
                                                                                       to public employees and educators
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     Oklahoma                                     Markets and administers deferred
of Oklahoma                                                                            compensation plans for public employees
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     South Dakota                                 Markets and administers deferred
of South Dakota                                                                        compensation plans for public employees
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     Texas                                        Markets and administers deferred
of Texas                                                                               compensation plans for public employees
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     Wyoming                                      Markets and administers deferred
of Wyoming                                                                             compensation plans for public employees
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions           Massachusetts                                Markets and administers deferred
Insurance Agency Inc.                                                                  compensation plans for public employees
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Securities, Inc.               Ohio                                         Registered broker-dealer and provides
                                                                                       investment management and
                                                                                       administration services
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Seguradora S.A.                Brazil                                       Engages in general insurance business
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Services Company, LLC          Ohio                                         Performs shared services functions for
                                                                                       the Nationwide organization
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Services Sp. z o.o             Poland                                       Provides services to Nationwide Global
                                                                                       Holdings, Inc. in Poland
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Towarzstwo Ubezieczen na       Poland                                       Authorized to engage in the business
Zycie SA                                                                               of life insurance and pension products
                                                                                       in Poland
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide Trust Company, FSB             United States                                Federal savings bank chartered by the
                                                                                       Office of Thrift Supervision in U.S.
                                                                                       Department of Treasury to exercise
                                                                                       custody and fiduciary powers
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide UK Asset Management            England and Wales                            Holding company
Holdings, Ltd.
-----------------------------------------------------------------------------------------------------------------------------------
Nationwide UK Holding Company, Ltd.       England and Wales                            Holding company
-----------------------------------------------------------------------------------------------------------------------------------


                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Independent                        Nevada                                       Provides workers' compensation
Companies-Construction                                                                 administrative services to Nevada
                                                                                       employers in the construction industry
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Independent Companies-Health and   Nevada                                       Provides workers' compensation
Nonprofit                                                                              administrative services to Nevada
                                                                                       employers in the health and nonprofit
                                                                                       industries
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Independent Companies-             Nevada                                       Provides workers' compensation
Hospitality and Entertainment                                                          administrative services to Nevada
                                                                                       employers in the hospitality and
                                                                                       entertainment industries
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Independent Companies-             Nevada                                       Provides workers' compensation
Manufacturing, Transportation and                                                      administrative services to Nevada
Distribution                                                                           employers in the manufacturing,
                                                                                       transportation and distribution
                                                                                       industries
-----------------------------------------------------------------------------------------------------------------------------------
Newhouse Capital Partners, LLC            Delaware                                     Invests in financial services companies
                                                                                       that specialize in e-commerce and
                                                                                       promote distribution of financial
                                                                                       services
-----------------------------------------------------------------------------------------------------------------------------------
NFS Distributors, Inc.                    Delaware                                     Acts primarily as a holding company for
                                                                                       Nationwide Financial Services, Inc.
                                                                                       distribution companies
-----------------------------------------------------------------------------------------------------------------------------------
NGH Luxembourg, S.A                       Luxembourg                                   Acts primarily as holding company for
                                                                                       Nationwide Global Holdings, Inc.
                                                                                       European operations
-----------------------------------------------------------------------------------------------------------------------------------
NGH Netherlands, B.V.                     The Netherlands                              Holding company for other Nationwide
                                                                                       overseas companies
-----------------------------------------------------------------------------------------------------------------------------------
NGH UK, Ltd.                              United Kingdom                               Functions as a support company for other
                                                                                       Nationwide overseas companies
-----------------------------------------------------------------------------------------------------------------------------------
NorthPointe Capital LLC                   Delaware                                     Registered investment advisor
-----------------------------------------------------------------------------------------------------------------------------------
PanEuroLife                               Luxembourg                                   Life insurance company providing
                                                                                       individual life insurance primarily in
                                                                                       the UK, Belgium and France
-----------------------------------------------------------------------------------------------------------------------------------
Pension Associates, Inc.                  Wisconsin                                    Provides pension plan administration and
                                                                                       record keeping services, and pension
                                                                                       plan and compensation plan consulting
-----------------------------------------------------------------------------------------------------------------------------------
Premier Agency, Inc.                      Iowa                                         Insurance agency
-----------------------------------------------------------------------------------------------------------------------------------
Riverview Agency, Inc.                    Texas                                        Insurance agency
-----------------------------------------------------------------------------------------------------------------------------------
SBSC Ltd (Thailand)                       Thailand                                     Holding company
-----------------------------------------------------------------------------------------------------------------------------------
Scottsdale Indemnity Company              Ohio                                         Engages in a general insurance business,
                                                                                       except life insurance
-----------------------------------------------------------------------------------------------------------------------------------



                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
Scottsdale Insurance Company              Ohio                                         Provides excess and surplus lines of
                                                                                       property and casualty insurance
-----------------------------------------------------------------------------------------------------------------------------------
Scottsdale Surplus Lines Insurance        Arizona                                      Provides excess and surplus lines
Company                                                                                insurance coverage on a non-admitted
                                                                                       basis
-----------------------------------------------------------------------------------------------------------------------------------
Siam-Ar-Na-Khet Company Limited           Thailand                                     Holding company
-----------------------------------------------------------------------------------------------------------------------------------
Vertboise, SA                             Luxembourg                                   Real property holding company
-----------------------------------------------------------------------------------------------------------------------------------
Veterinary Pet Insurance Company          California                                   Provides pet insurance
-----------------------------------------------------------------------------------------------------------------------------------
Veterinary Pet Services, Inc.             California                                   Holding company
-----------------------------------------------------------------------------------------------------------------------------------
Villanova Securities, LLC                 Delaware                                     Provides brokerage services for block
                                                                                       mutual fund trading for both
                                                                                       affiliated and non-affiliated
                                                                                       investment advisors and performs
                                                                                       block mutual fund trading directly
                                                                                       with fund companies
-----------------------------------------------------------------------------------------------------------------------------------
Western Heritage Insurance Company        Arizona                                      Underwrites excess and surplus lines
                                                                                       of property and casualty insurance
-----------------------------------------------------------------------------------------------------------------------------------


                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
  *   MFS Variable Account                     Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Multi-Flex Variable Account   Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-A         Ohio           Nationwide Life and Annuity        Issuer of Annuity Contracts
                                                              Separate Account
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-B         Ohio           Nationwide Life and Annuity        Issuer of Annuity Contracts
                                                              Separate Account
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-C         Ohio           Nationwide Life and Annuity        Issuer of Annuity Contracts
                                                              Separate Account
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-D         Ohio           Nationwide Life and Annuity        Issuer of Annuity Contracts
                                                              Separate Account
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account              Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-II           Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-3            Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-4            Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-5            Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-6            Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-7            Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
      (formerly, Nationwide Fidelity
      Advisor Variable Account)
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-8            Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-9            Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-10           Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide Variable Account-11           Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide Variable Account-12           Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide Variable Account-13           Ohio           Nationwide Life Separate Account   Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide VL Separate Account-A         Ohio           Nationwide Life and Annuity        Issuer of Life Insurance Policies
                                                              Separate Account
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide VL Separate Account-B         Ohio           Nationwide Life and Annuity        Issuer of Life Insurance Policies
                                                              Separate Account
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VL Separate Account-C         Ohio           Nationwide Life and Annuity        Issuer of Life Insurance Policies
                                                              Separate Account
-----------------------------------------------------------------------------------------------------------------------------------


                COMPANY                   STATE/COUNTRY OF             NO. VOTING                  PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                      (SEE ATTACHED
                                                                      CHART UNLESS
                                                                        OTHERWISE
                                                                       INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VL Separate                   Ohio           Nationwide Life and         Issuer of Life Insurance
      Account -D                                              Annuity Separate Account    Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account          Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                              Account                     Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-2        Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                              Account                     Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-3        Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                              Account                     Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-4        Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                              Account                     Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-5        Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                              Account                     Policies
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide VLI Separate Account-6        Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                              Account                     Policies
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                         (left side)








                  ------------------------------------------------------------------------------------------------------------------
                  |                                     |
      ---------------------------           ---------------------------       ----------------------------
      |   NATIONWIDE AFFINITY   |           |         ALLIED          |       |                          |
      |    INSURANCE COMPANY    |           |       GROUP, INC.       |       |                          |
      |       OF AMERICA        |           |          (AGI)          |       |     NATIONWIDE LLOYDS    |
      |                         |           |                         |       |                          |
      |Common Stock: 500,000    |   |-------|Common Stock: 850 Shares |---|   |                          |
      |------------  Shares     |   |       |------------             |   |   |      A TEXAS LLOYDS      |==========================
      |                         |   |       |                         |   |   |                          |
      |                         |   |       |                         |   |   |                          |
      |              Cost       |   |       |              Cost       |   |   |                          |
      |Casualty-     ----       |   |       |Casualty-     ----       |   |   |                          |
      |100%          $23,843,431|   |       |100%       $1,245,344,591|   |   |                          |
      ---------------------------   |       ---------------------------   |   ----------------------------
                                    |                                     |
      ---------------------------   |       ---------------------------   |   ----------------------------
      |  NATIONWIDE INSURANCE   |   |       |          ALLIED         |   |   |        DEPOSITORS        |
      |   COMPANY OF AMERICA    |   |       |    DOCUMENT SOLUTIONS,  |   |   |     INSURANCE COMPANY    |
      |                         |   |       |           INC.          |   |   |       (DEPOSITORS)       |
      |Common Stock: 12,000     |   |       |Common Stock: 10,000     |   |   |Common Stock: 300,000     |
      |------------  Shares     |   |       |------------  Shares     |   |   |------------  Shares      |
      |                         |---|       |                         |---|---|                          |
      |              Cost       |   |       |              Cost       |   |   |              Cost        |
      |              ----       |   |       |              ----       |   |   |              ----        |
      |AGI-100%    $215,273,000 |   |       |AGI-100%      $610,000   |   |   |AGI-100%      $22,251,842 |
      ---------------------------   |       ---------------------------   |   |---------------------------
                                    |                                     |
      ---------------------------   |       --------------------------    |   ----------------------------
      |       AID FINANCE       |   |       |         PREMIER         |   |   |     ALLIED PROPERTY      |
      |      SERVICES, INC.     |   |       |         AGENCY,         |   |   |       AND CASUALTY       |
      |      (AID FINANCE)      |   |       |           INC.          |   |   |    INSURANCE COMPANY     |
      |Common Stock: 10,000     |   |       |Common Stock: 100,000    |   |   |Common Stock: 300,000     |
      |------------  Shares     |   |       |------------  Shares     |   |   |------------  Shares      |
      |                         |---|       |                         |-------|                          |
      |              Cost       |   |       |              Cost       |   |   |              Cost        |
      |              ----       |   |       |              ----       |   |   |              ----        |
      |AGI-100%      $19,545,634|   |       |AGI-100%      $100,000   |   |   |AGI-100%      $47,018,643 |
      ---------------------------   |       ---------------------------   |   ----------------------------
                  |                 |                                     |
      ---------------------------   |       ---------------------------   |   ----------------------------
      |         ALLIED          |   |       |           AMCO          |   |   |         WESTERN          |
      |    GROUP INSURANCE      |   |       |    INSURANCE COMPANY    |   |   |    HERITAGE INSURANCE    |
      |   MARKETING COMPANY     |   |       |          (AMCO)         |   |   |         COMPANY          |
      |                         |   |       |Common Stock: 300,000    |   |   |                          |
      |Common Stock: 20,000     |   |       |------------  Shares     |   |   |Common Stock: 4,776,076   |
      |------------  Shares     |   |       |                         |   |   |------------  Shares      |
      |                         |   |    ---|                         |----   |                          |-------------------------
      |                         |   |    |  |                         |       |                          |                |
      |                         |   |    |  |                         |       |                          |                |
      |                         |   |    |  |                         |       |                          |                |
      |              Cost       |   |    |  |             Cost        |       |              Cost        |                |
      | Aid          ----       |   |    |  |             ----        |       |              ----        |                |
      | Finance-100% $16,059,469|   |    |  |AGI-100%     $147,425,540|       |SIC - 100%    $57,000,000 |                |
      --------------------------    |    |  ---------------------------       ----------------------------                |
                                    |    |                                                                                |
      ---------------------------   |    |  ---------------------------       ----------------------------                |
      |   NATIONWIDE MORTGAGE   |   |    |  |           ALLIED        |       |     VETERINARY PET       |                |
      |      HOLDINGS INC.      |   |    |  |      GENERAL AGENCY     |       |     SERVICES, INC.       |                |
      |         (NMHI)          |   |    |  |          COMPANY        |       |         (VPSI)           |                |
      |                         |   |    |  |Common Stock: 5,000      |       |                          |                |
      |                         |   |    |  |------------  Shares     |       |Common Stock: 1,695,985   |                |
------|                         |---|    ---|                         |       |------------- Shares      |--------------------------
|     |                         |        |  |                         |       |                          |
|     |                         |        |  |              Cost       |       |              Cost        |
|     |                         |        |  |              ----       |       |              ----        |
|     |AGI-100%                 |        |  |AMCO-100%     $135,342   |       |SIC-5.1%      $60,701     |
|     --------------------------         |  ---------------------------       |                          |
|                                        |                                    |Preferred-A   403,226     |
|     ---------------------------        |  ---------------------------       |-----------   Shares      |
|     |     NATIONWIDE HOME     |        |  |      ALLIED TEXAS       |       |              Cost        |
|     |  MORTGAGE DISTRIBUTORS  |        |  |      AGENCY, INC.       |       |              ----        |
|     |           INC.          |        |  |                         |       |SIC - 100%    $1,121,613  |
|     |                         |        |  |                         |       |                          |
|     |                         |        |  |                         |       |Preferred-B   250,596     |
------|                         |        ---|                         |       |-----------   Shares      |
|     |                         |        |  |                         |       |              Cost        |
|     |                         |        |  |                         |       |              ----        |
|     |NMHI-100%                |        |  |AMCO-100%                |       |SIC-96.5%     $672,968    |
|     ---------------------------        |  ---------------------------       -------------|--------------
|                                        |                                                 |
|     ---------------------------        |  ---------------------------       -------------|-------------
|     |       NATIONWIDE        |        |  |    CALFARM INSURANCE    |       |     VETERINARY PET      |
|     |   ADVANTAGE MORTGAGE    |        |  |          AGENCY         |       |     INSURANCE CO.       |
|     |     COMPANY (NAMC)      |        |  |                         |       |                         |
|     |                         |        |  |                         |       |                         |
|     |Common Stock: 54,348     |        |  |Common Stock: 1,000      |       |                         |
|     |------------  Shares     |        |  |------------  Shares     |       |                         |
|     |                         |        |  |                         |       |                         |
------|                         |        ---|                         |       |                         |
      |                         |           |                         |       |                         |
      |NMHI-89.75%              |           |AMCO-100%                |       |VPSI-100%                |
      ---------------------------           ---------------------------       ---------------------------
                  |                                    |
      ---------------------------           ---------------------------
      |          AGMC           |           |    CAL-AG INSURANCE     |
      |   REINSURANCE, LTD.     |           |     SERVICES, INC.      |
      |                         |           |                         |
      |                         |           |                         |
      |Common Stock: 11,000     |           |Common Stock: 100        |
      |------------  Shares     |            ------------  Shares     |
      |                         |           |                         |
      |              Cost       |           |                         |
      |              ----       |           |CalFarm Insurance        |
      |NAMC-100%     $11,000    |           |Agency - 100%            |
      ---------------------------           ---------------------------

                                                    NATIONWIDE(R)                                                  (middle)
  ------------------------------------------                                              ------------------------------------------
  |                                        |                                              |                                        |
  |           NATIONWIDE MUTUAL            |                                              |          NATIONWIDE MUTUAL             |
  |           INSURANCE COMPANY            |==============================================|        FIRE INSURANCE COMPANY          |
  |              (CASUALTY)                |                                              |               (FIRE)                   |
  |                                        |                                              |                                        |
  --------------------|---------------------                                              ------------------|-----------------------
  |  ||               |                                                                                     |
--|  ||               |--------------------------------------------------------------------|                |-----------------------
     ||                                                                                    |
     ||                                          |----------------------------------------------------------------------------------
     ||                                          |                                         |
     ||  --------------------------------        |   --------------------------------      |        --------------------------------
     ||  |       FARMLAND MUTUAL        |        |   |      NATIONWIDE GENERAL      |      |        |          SCOTTSDALE          |
     ||  |      INSURANCE COMPANY       |        |   |      INSURANCE COMPANY       |      |        |      INDEMNITY COMPANY       |
     ||  |Guaranty Fund                 |        |   |                              |      |        |                              |
=====||==|------------                  |---|    |---|Common Stock: 20,000          |      |--------|Common Stock: 50,000          |
         |Certificate                   |   |    |   |------------  Shares          |      |        |------------  Shares          |
         |-----------                   |   |    |   |                              |      |        |                              |
         |                 Cost         |   |    |   |              Cost            |      |        |              Cost            |
         |                 ----         |   |    |   |              ----            |      |        |              ----            |
         |Casualty         $500,000     |   |    |   |Casualty-100% $5,944,422      |      |        |Casualty-100% $8,800,000      |
         --------------------------------   |    |   --------------------------------      |        --------------------------------
                                            |    |                                         |
         --------------------------------   |    |   --------------------------------      |        --------------------------------
         |          F & B, INC.         |   |    |   |     NATIONWIDE PROPERTY      |      |        |         NATIONWIDE           |
         |                              |   |    |   |        AND CASUALTY          |      |        |      INDEMNITY COMPANY       |
         |Common Stock:    1 Share      |   |    |   |      INSURANCE COMPANY       |      |        |       (NW INDEMNITY)         |
         |------------                  |   |    |   |                              |      |        |                              |
         |                              |---|    |---|Common Stock: 60,000          |      |--------|Common Stock: 28,000          |
         |                              |   |    |   |------------  Shares          |      |        |------------  Shares          |
         |                              |   |    |   |                              |      |        |                              |
         |                 Cost         |   |    |   |              Cost            |      |        |              Cost            |
         | Farmland        ----         |   |    |   |              ----            |      |        |              ----            |
         | Mutual-100%     $1,010       |   |        |Casualty-100% $6,000,000      |      |        |Casualty-100% $594,529,000    |
         --------------------------------   |    |   --------------------------------               --------------------------------
                                            |    |                                         |
         --------------------------------   |    |   --------------------------------      |        --------------------------------
         |     COOPERATIVE SERVICE      |   |    |   |     NATIONWIDE ASSURANCE     |      |        |          LONE STAR           |
         |           COMPANY            |   |    |   |           COMPANY            |      |        |     GENERAL AGENCY, INC.     |
         |                              |----    |---|                              |      |--------|                              |
         |Common Stock: 600 Shares      |        |   |Common Stock: 1,750           |      |        |Common Stock: 1,000           |
         |------------                  |            |------------  Shares          |      |        |------------  Shares          |
         |                              |        |   |                              |               |                              |
         |                 Cost         |        |   |              Cost            |      |        |              Cost            |
         |Farmland         ----         |        |   |              ----            |      |        |              ----            |
         |Mutual-100%      $5,336,063   |        |   |Casualty-100% $41,750,000     |      |        |Casualty-100% $5,000,000      |
         --------------------------------        |   --------------------------------      |        --------------------------------
                                                 |                                         |                        ||
         --------------------------------        |   --------------------------------      |        --------------------------------
         |          SCOTTSDALE          |        |   |   NATIONWIDE AGRIBUSINESS    |      |        |       COLONIAL COUNTY        |
         |       INSURANCE COMPANY      |        |   |      INSURANCE COMPANY       |      |        |       MUTUAL INSURANCE       |
         |             (SIC)            |        |   |                              |      |        |           COMPANY            |
         |                              |--------|---|Common Stock:  1,000,000      |      |        |                              |
         |Common Stock:    30,136       |        |   |------------   Shares         |      |        |                              |
         |------------     Shares       |        |   |                              |      |        |                              |
---------|                              |        |   |                              |      |        | Surplus Debentures:          |
         |                              |        |   |               Cost           |      |        | ------------------           |
         |                              |        |   |               ----           |      |        |                              |
         |                              |        |   |Casualty-99.9% $26,714,335    |      |        |                 Cost         |
         |                 Cost         |        |   |Other Capital:                |      |        |                 ----         |
         |                 ----         |        |   |-------------                 |      |        |Colonial         $500,000     |
         |Casualty-100%    $150,000,500 |        |   |Casualty-Ptd.  $713,576       |      |        |Lone Star         150,000     |
         --------------------------------        |   --------------------------------      |        --------------------------------
                                                 |                                         |
         --------------------------------        |   --------------------------------      |        --------------------------------
         |         SCOTTSDALE           |        |   |     NATIONAL CASUALTY        |      |        |    NATIONWIDE SERVICES       |
         |        SURPLUS LINES         |        |   |          COMPANY             |      |        |       COMPANY, LLC           |
         |      INSURANCE COMPANY       |        |---|           (NC)               |      |--------|                              |
         |                              |        |   |                              |      |        |                              |
         |Common Stock:    10,000       |        |   |Common Stock:    100          |      |        |Single Member Limited         |
---------|------------     Shares       |        |   |------------     Shares       |      |        |Liability Company             |
         |                              |        |   |                              |      |        |                              |
         |                 Cost         |        |   |                 Cost         |      |        |                              |
         |                 ----         |        |   |                 ----         |      |        |                              |
         |SIC-100%         $6,000,000   |        |   |Casualty-100%    $67,442,439  |      |        |Casualty-100%                 |
         --------------------------------        |   --------------------------------      |        --------------------------------
                                                 |                  |                      |
         --------------------------------        |   --------------------------------      |        --------------------------------
         |            RP&C              |        |   |    NCC OF AMERICA, LTD.      |      |        |      AMERICAN MARINE         |
         |        INTERNATIONAL         |        |   |        (INACTIVE)            |      |        |     UNDERWRITERS, INC.       |
         |                              |        |   |                              |      |        |                              |
         |Common Stock:    963          |        |   |                              |      |        |Common Stock: 20 Shares       |
         |------------     Shares       |        |   |                              |      |        |------------                  |
         |                              |--------|   |                              |      |--------|                              |
         |                 Cost         |        |   |                              |      |        |              Cost            |
         |                 ----         |        |   |NC-100%                       |      |        |              ----            |
         |Casualty-23.88%  $2,400,740   |        |   |                              |      |        |Casualty-100% $5,020          |
         --------------------------------        |   --------------------------------      |        --------------------------------
                                                 |                                         |
         --------------------------------        |   --------------------------------      |        --------------------------------
         |       NATIONWIDE CAPITAL     |        |   |      NEWHOUSE CAPITAL        |      |        |    NATIONWIDE INSURANCE      |
         |         MORTGAGE, LLC        |        |   |        PARTNERS, LLC         |      |        |     COMPANY OF FLORIDA       |
         |                              |---------   |                              |---------------|                              |
         |                              |            |                              |               |                              |
         |Mutual-5%                     |            |                              |               |Common Stock: 10,000          |
         |                              |            |Casualty-70%                  |               |------------  Shares          |
         |                              |            |                              |               |                              |
         |                              |            |GGAMI-19%                     |               |              Cost            |
         |NW Indemnity-95%              |            |                              |               |              ----            |
         |                              |            |Fire-10%                      |               |Casualty-100% $300,000,000    |
         --------------------------------            --------------------------------               --------------------------------

                                                                                                                        (right side)
                                                                                                            ------------------------
                                                                                                            |      NATIONWIDE      |
                                                                                                            |      FOUNDATION      |
                                                                                                            |                      |
                                                                                                            |      MEMBERSHIP      |
                                                                                                            |      NONPROFIT       |
                                                                                                            |     CORPORATION      |
                                                                                                            ------------------------

---------------------------------------------------------------------------------|-------------------------------------|
                                                                                 |                                     |
--|-------------------------------------------|---------------------|            |                                     |
  |                                           |                     |            |                                     |
  |                                           |                     |            |                                     |
  |     --------------------------------      |   ------------------|------------|-----          ----------------------|------------
  |     |       NATIONWIDE CASH        |      |   |            NATIONWIDE             |          |                                 |
  |     |      MANAGEMENT COMPANY      |      |   |            CORPORATION            |          |             RETENTION           |
  |     |                              |      |   |                                   |          |         ALTERNATIVES, LTD.      |
  |     |                              |      |   |Common Stock:    Control:          |          |                                 |
  |     |Common Stock:    100 Shares   |      |   |------------     -------           |          |                                 |
  |-----|------------                  |      |   |13,642,432       100%              |          |                                 |
  |     |                 Cost         |      |   |         Shares     Cost           |          |                                 |
  |     |                 ----         |      |   |         ------     ----           |          |                                 |
  |     |Casualty-100%    $11,226      |      |   |Casualty 12,992,922 $1,344,787,854 |          |                                 |
  |     |                              |      |   |Fire        649,510    118,038,022 |          |   Fire-100%                     |
  |     |                              |      |   |          (See Page 2)             |          |                                 |
  |     --------------------------------      |   -------------------------------------          -----------------------------------
  |                                           |
  |     --------------------------------      |   -------------------------------------
  |     |          NATIONWIDE          |      |   |         ALLNATIONS, INC.          |
  |     |           ARENA LLC          |      |   |Common Stock:    12,206 Shares     |
  |     |                              |      |   |-------------    Cost              |
  |-----|                              |      |---|                 ----              |
  |     |                              |      |   |Casualty-16.1%   $93,555           |
  |     |                              |      |   |Fire-16.1%       $93,697           |
  |     |                              |      |   |Preferred Stock  1,466 Shares      |
  |     |Casualty-90%                  |      |   |---------------  Cost              |
  |     |                              |      |   |                 ----              |
  |     |                              |      |   |Casualty-6.8%    $100,000          |
  |     |                              |      |   |Fire-6.8%        $100,000          |
  |     --------------------------------      |   -------------------------------------
  |                                           |
  |     --------------------------------      |   -------------------------------------
  |     |    NATIONWIDE INSURANCE      |      |   |     NATIONWIDE INTERNATIONAL      |
  |     |     SALES COMPANY, LLC       |      |   |           UNDERWRITERS            |
  |     |            (NISC)            |      |   |                                   |
  ------|                              |---|  |---|Common Stock:    1,000             |
  |     |    Single Member Limited     |   |  |   |------------    Shares             |
  |     |      Liability Company       |   |  |   |                                   |
  |     |                              |   |  |   |                 Cost              |
  |     |                              |   |  |   |                 ----              |
  |     |Casualty-100%                 |   |  |   |Casualty-100%    $10,000           |
  |     ---------------|----------------   |  |   -------------------------------------
  |                    |                   |  |
  |     ---------------|----------------   |  |   -------------------------------------
  |     |          INSURANCE           |   |  |   |         CALFARM INSURANCE         |
  |     |     INTERMEDIARIES, INC.     |   |  |   |              COMPANY              |
  |     |                              |   |  |   |                                   |
  |     |Common Stock:   1,615 Shares  |   |  |   |Common Stock:   52,000 Shares      |
  |     |-------------                 |   |  |---|--------------                     |
  |     |                 Cost         |   |  |   |                 Cost              |
  |     |                 ----         |   |  |   |                 ----              |
  |     |NISC-100%        $1,615,000   |   |  |   |Casualty-100%    $106,164,995      |
  |     --------------------------------   |  |   -------------------------------------
  |                                        |  |
  |     --------------------------------   |  |   -------------------------------------
  |     |       DISCOVER INSURANCE     |   |  |   |        NATIONWIDE REALTY          |
  |     |         AGENCY, LLC          |   |  |   |         INVESTORS, LTD            |
  |     |                              |   |  |   |                                   |
  |     |     Single Member Limited    |   |  |   |Casualty-84.1%                     |
  |     |       Liability Company      |---|  |---|                                   |
  |     |                              |      |   |                                   |
  |     |NISC-100%                     |      |   |NW Life 15.9%                      |
  |     --------------------------------      |   -------------------------------------
  |                                           |
  |     --------------------------------      |   -------------------------------------
  |     |       DISCOVER INSURANCE     |      |   |        NATIONWIDE STRATEGIC       |
  |     |           AGENCY OF          |      |   |         INVESTOR FUND, LLC        |
  |     |           TEXAS, LLC         |      |   |                                   |
  |     |                              |      |   |      Single Member Limited        |
  |=====|     Single Member Limited    |      |---|        Liability Company          |
        |       Liability Company      |          |                                   |
        |                              |          |                                   |
        |                              |          |Casualty-100%                      |
        --------------------------------          -------------------------------------

                                                                                        Subsidiary Companies      -- Solid Line
                                                                                        Contractual Association   -- Double Line
                                                                                        Limited Liability Company -- Dotted Line

                                                                                        June 30, 2002

                                                                                                                       (Left Side)

                                                                                                                    |--------------
                                                                                                                    |
                                                                                                      -----------------------------
                                                                                                      |        NATIONWIDE         |
                                                                                                      | HEALTH PLANS, INC. (NHP)  |
                                                                                                      | Common Stock: 100 Shares  |
                                                                                                      | ------------  Cost        |
                                                                                                      |               ----        |
                                                                                                      | NW Corp.-100% $19,103,732 |
                                                                                                      |      (See Page 3)         |
                                                                                                      -----------------------------

                 |-----------------------------------------------------------------------------------------------------------------
      -----------|-----------------                      ------------------|----------                --------------|--------------
      | NATIONWIDE LIFE INSURANCE |                      |    NATIONWIDE FINANCIAL   |                |       TBG INSURANCE       |
      |   COMPANY (NW LIFE)       |                      |   SERVICES CAPITAL TRUST  |                |   SERVICES CORPORATION    |
      |                           |                      |                           |                |                           |
      | Common Stock: 3,814,779   |                      | Preferred Stock:          |                |                           |
      | ------------  Shares      |                      | ---------------           |                |                           |
      |                           |                      |                           |                |                           |
      |                           |                      |                           |                |                           |
      |                           |                      |                           |                |                           |
      | NFS-100%                  |                      | NFS-100%                  |                | NFS-65%                   |
      -----------|-----------------                      -----------------------------                -----------------------------
                 |
                 |  -----------------------------
                 |  |    NATIONWIDE LIFE AND    |
                 |  | ANNUITY INSURANCE COMPANY |
                 |  |                           |
                 |  | Common Stock: 66,000      |
                 |--| ------------  Shares      |
                 |  |                           |
                 |  |                           |
                 |  |               Cost        |
                 |  |               ----        |
                 |  | NW Life-100% $183,070,003 |
                 |  -----------------------------
                 |
                 |  -----------------------------
                 |  |   NATIONWIDE INVESTMENT   |
                 |  |   SERVICES CORPORATION    |
                 |  |                           |
                 |  | Common Stock: 5,000       |
                 |--| ------------  Shares      |
                 |  |                           |
                 |  |                           |
                 |  |               Cost        |
                 |  |               ----        |
                 |  | NW Life-100% $529,728     |
                 |  -----------------------------
                 |
                 |  -----------------------------
                 |  |   NATIONWIDE FINANCIAL    |
                 |  |       ASSIGNMENT          |
                 |  |        COMPANY            |
                 |  |                           |
                 |--|                           |
                 |  |                           |
                 |  |                           |
                 |  |                           |
                 |  | NW Life-100%              |
                 |  -----------------------------
                 |
                 |  -----------------------------
                 |  |        NATIONWIDE         |
                 |  |     PROPERTIES, LTD.      |
                 |  |                           |
                 |  |                           |
                 |--|                           |
                 |  | Units:                    |
                 |  | ------                    |
                 |  | NW Life-97.6%             |
                 |  | NW Mutual-2.4%            |
                 |  -----------------------------
                 |  -----------------------------
                 |  |   NATIONWIDE COMMUNITY    |
                 |  |   DEVELOPMENT CORP., LLC  |
                 |  |                           |
                 |  |                           |
                 |--|                           |
                 |  | Units:                    |
                 |  | ------                    |
                 |  | NW Life-67%               |
                 |  | NW Indemnity-33%          |
                 |  -----------------------------
                 |
                 |  -----------------------------
                 |  |   NATIONWIDE AFFORDABLE   |
                 |  |       HOUSING, LLC        |
                 |  |                           |
                 |  |                           |
                 ---|                           |
                    |                           |
                    |                           |
                    | NW Life-45%               |
                    | NW Indemnity-45%          |
                    -----------------------------

                                                                                                              (Center)
                                                    NATIONWIDE(R)
---------------------------------------                                 ---------------------------------------------
|      NATIONWIDE MUTUAL               |                                |          NATIONWIDE MUTUAL                |
|      INSURANCE COMPANY               |================================|       FIRE INSURANCE COMPANY              |
|        (CASUALTY)                    |                 |              |               (FIRE)                      |
----------------------------------------                 |              ---------------------------------------------
                                                         |
                                      -----------------------------------------
                                      |    NATIONWIDE CORPORATION (NW CORP)   |
                                      |   COMMON STOCK:           CONTROL:    |
                                      |   ------------            -------     |
                                      |    13,642,432               100%      |
                                      |             SHARES     COST           |
                                      |             ------     ----           |
                                      |CASUALTY     12,992,922 $1,344,787,854 |
                                      |FIRE            649,510    118,038,022 |
                                      -------------------|---------------------
                                                         |
-------------------------------|-------------------------|--------------------------|-------------------------------
                               |                         |              ------------|------------
                   ------------|------------ ------------|------------- |    GARTMORE GLOBAL     |
                   |      NATIONWIDE       | |                        | | INVESTMENTS, INC. (GGI)|
                   |   SECURITIES, INC.    | |  NATIONWIDE FINANCIAL  | |Common Stock:  958,750  |
                   |Common Stock: 7,676    | |  SERVICES, INC. (NFS)  | |-------------    Shares |
                   |------------- Shares   | |Common Stock: Control:  | |Corp.-94%               |
                   |              Cost     | |------------  -------     | |Preferred Stock: 500,000|
                   |              ----     | |Class A    Public-100%  | |---------------  Shares |
                   |Corp.-100%  $5,996,261 | |Class B    NW Corp-100% | |Corp.-100% (See Page 3) |
                   ------------------------- ------------|------------- --------------------------
                                                         |
-------------------------------|------------------------ |--------------------------|-------------------------------
                               |                         |                          |
                   ------------|------------ ------------|------------- -------------------------
                   |    NATIONWIDE TRUST   | | NFS DISTRIBUTORS, INC. | |  NATIONWIDE FINANCIAL  |
                   |     COMPANY, FSB      | |        (NFSDI)         | |    SERVICES CAPITAL    |
                   |Common Stock: 2,800,000| |                        | |        TRUST II        |
                   |------------- Shares   | |                        | |                        |
                   |              Cost     | |                        | |                        |
                   |              ----     | |                        | |                        |
                   |NFS-100%    $3,000,000 | | NFS-100%               | |NFS-100%                |
                   ------------------------- ------------|------------- --------------------------
                                                         |
                               ---------------------------------------------------------|---------------------------
                               |                         |               |              |
                   ------------|------------ ------------|-------------  |  ------------|------------
                   |  NATIONWIDE FINANCIAL | |    NATIONAL DEFERRED   |  |  |      THE 401(k)        |
                   |       INSTITUTION     | |   COMPENSATION, INC.   |  |  |    COMPANIES, INC.     |
                   |       DISTRIBUTORS    | |                        |  |  |       (401(k))         |
                   | AGENCY, INC. (NFIDAI) | |                        |  |  |                        |
                   |Common Stock: 1,000    | |                        |  |  |                        |
                   |------------- Shares   | |                        |  |  |                        |
                   |NFSDI-100%             | | NFSDI-100%             |  |  |NFSDI-100%              |
                   ------------------------- -----------|-|------------  |  -------------------|------
                             | | |                      |-|--------| |   |                     |--------|
                             | | |                      |----------| |    --------------|               |
---------------------------  | | |   ----------------------------  | |      ------------|-------------  |
|   FINANCIAL HORIZONS    |  | | |   |                          |  | |      |  NATIONWIDE RETIREMENT |  |
|  DISTRIBUTORS AGENCY    |  | | |   |                          |  | |      |   PLAN SERVICES, INC.  |  |
|   OF ALABAMA, INC.      |  | | |   |                          |  | |      |                        |  |
|Common Stock:  10,000    |--| | |   |         FLORIDA          |  | |      | Common Stock: Control  |  |
|-------------  Shares    |  | | |   |         RECORDS          |--|--      | ------------- -------  |  |
|               Cost      |  | | |   |    ADMINISTRATOR, INC.   |           | Class A      NFS-100%  |  |
|               ----      |  | | |   |                          |           | Class B    NFSDI-100%  |  |
|NFIDAI-100%    $100      |  | | |   |                          |           |                        |  |
---------------------------  | | |   ----------------------------           -------------------------   |
                             | | |                                                                      |
                             | | |                                                                      |
---------------------------  | | |   ----------------------------           --------------------------  |
|  LANDMARK FINANCIAL     |  | | |   |                          |           |    401(k) INVESTMENT   |  |
|      SERVICES OF        |  | | |   |                          |           |     SERVICES, INC.     |  |
|     NEW YORK, INC.      |  | | |---|                          |           |                        |  |
|Common Stock:  10,000    |--| | |   |   FINANCIAL HORIZONS     |           | Common Stock: 1,000,000|--|
|-------------  Shares    |  | | |---|      DISTRIBUTORS        |           | ------------- Shares   |  |
|               Cost      |  | | |   |  AGENCY OF OHIO, INC.    |           |               Cost     |  |
|               ----      |  | | |   |                          |           |               ----     |  |
|NFIDAI-100%    $10,100   |  | | |   |                          |           |401(k)-100%    $7,800   |  |
---------------------------  | | |   ----------------------------           --------------------------  |
                             | | |                                                                      |
                             | | |                                                                      |
---------------------------  | | |   ----------------------------           --------------------------  |
|   FINANCIAL HORIZONS    |  | | |   |                          |           |    401(k) INVESTMENT   |  |
|   SECURITIES CORP.      |  | | |   |                          |           |      ADVISORS, INC.    |  |
|                         |  | | |---|   FINANCIAL HORIZONS     |           |                        |  |
|Common Stock:  10,000    |--| | |   |      DISTRIBUTORS        |           | Common Stock: 1,000    |--|
|-------------  Shares    |  | | |---|       AGENCY OF          |           | ------------- Shares   |  |
|               Cost      |  | | |   |     OKLAHOMA, INC.       |           |               Cost     |  |
|               ----      |  | | |   |                          |           |               ----     |  |
|NFIDAI-100%    $153,000  |  | | |   |                          |           |401(k)-100%    $1,000   |  |
---------------------------  | | |   ----------------------------           --------------------------  |
                             | | |                                                                      |
                             | | |                                                                      |
---------------------------  | | |   ----------------------------           --------------------------  |
| AFFILIATE AGENCY, INC.  |  | | |   |                          |           |    THE 401(k) COMPANY  |  |
|                         |  | | |   |                          |           |                        |  |
|                         |  | | |---|                          |           |                        |  |
|Common Stock:  100       |--| | |   |   FINANCIAL HORIZONS     |           | Common Stock: 855,000  |--|
|-------------  Shares    |  | | |---|      DISTRIBUTORS        |           | ------------- Shares   |  |
|               Cost      |  | | |   |  AGENCY OF TEXAS, INC.   |           |               Cost     |  |
|               ----      |  | | |   |                          |           |               ----     |  |
|NFIDAI-100%    $100      |  | | |   |                          |           |401(k)-100%    $1,000   |  |
---------------------------  | | |   ----------------------------           --------------------------  |
                             | | |                                                                      |
                             | | |                                                                      |
---------------------------  | | |   ----------------------------           --------------------------  |
|  NATIONWIDE FINANCIAL   |  | | |   |    AFFILIATE AGENCY      |           |                        |  |
|INSTITUTION DISTRIBUTORS |  | | |   |      OF OHIO, INC.       |           |                        |  |
|  INSURANCE AGENCY, INC. |  | | |   |                          |           |                        |  |
|       OF MASS.          |  | | |   |Common Stock:  750 Shares |           | RIVERVIEW AGENCY, INC. |--|
|Common Stock:  100       |--| |-----|------------              |           |                        |--|
|-------------  Shares    |  |       |                          |           |                        |
|                         |  |       |                          |           |                        |
|NFIDAI-100%              |  |       |NFIDAI-100%               |           |                        |
---------------------------  |       ----------------------------           --------------------------
                             |
                             |
---------------------------  |
|  NATIONWIDE FINANCIAL   |  |
|INSTITUTION DISTRIBUTORS |  |
|      AGENCY, INC.       |  |
|     OF NEW MEXICO       |--|
|                         |
|Common Stock:  100       |
|------------   Shares    |
|NFIDAI-100%              |
---------------------------


                                                                                                                            (Right)
















----------------------------------------------------------------
                                |                              |
                                |                              |
                                |                              |
                                |                              |
                                |                              |
                                |                              |
                                |                              |
                                |                              |
                 ---------------|--------------   -------------|-----------------
                 |     NATIONWIDE GLOBAL      |   |       GATES MCDONALD        |
                 |    HOLDINGS, INC. (NGH)    |   |      & COMPANY (GATES)      |
                 |                            |   |                             |
                 |Common Stock:   1 Share     |   |Common Stock:  254 Shares    |
                 |------------                |   |------------                 |
                 |               Cost         |   |               Cost          |
                 |               ----         |   |               ----          |
                 |NW Corp.-100%  $794,465,454 |   |NW Corp.-100%  $25,683,532   |
                 |         (See Page 4)       |   |        (See Page 3)         |
                 ------------------------------   -------------------------------
-------------------------------|----------------------------------|-----------------------------------|
                               |                                  |                                   |
                 --------------|---------------   ----------------|--------------      ---------------|--------------
                 |   NATIONWIDE FINANCIAL     |   |   PENSION ASSOCIATES, INC.  |      |     EAGLE ACQUISITION      |
                 |  SERVICES (BERMUDA) LTD.   |   |                             |      |        CORPORATION         |
                 |Common Stock: 250,000       |   | Common Stock: 1,000 Shares  |      |                            |
                 |------------  Shares        |   | ------------                |      |                            |
                 |              Cost          |   |               Cost          |      |                            |
                 |              ----          |   |               ----          |      |                            |
                 |NFS-100%      $13,500,000   |   | NFS-100%      $2,839,392    |      | NFS-100%                   |
                 ------------------------------   |-------------------------------     ------------------------------
-------------------------------|
                               |
                 --------------|---------------
                 |   NATIONWIDE RETIREMENT    |
                 |   SOLUTIONS, INC. (NRS)    |
                 |Common Stock: 236,494       |
                 |------------  Shares        |
                 |                            |
                 |                            |
                 |NFSDI-100%                  |
                 --------------|---------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |   NATIONWIDE RETIREMENT     |
|    SOLUTIONS, INC. OF      | | |    SOLUTIONS, INC. OF       |
|         ALABAMA            | | |        NEW MEXICO           |
|Common Stock: 10,000 Shares | | |Common Stock:  1,000 Shares  |
|------------                |-|-|------------                 |
|              Cost          | | |               Cost          |
|              ----          | | |               ----          |
|NRS-100%      $1,000        | | |NRS-100%      $1,000         |
------------------------------ | ------------------------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |   NATIONWIDE RETIREMENT     |
| SOLUTIONS, INC. OF ARIZONA | | |    SOLUTIONS, INC. OF       |
|                            | | |         SO. DAKOTA          |
|Common Stock: 1,000 Shares  |-|-|Common Stock:  1,000 Shares  |
|------------                | | |------------                 |
|              Cost          | | |               Cost          |
|              ----          | | |               ----          |
|NRS-100%      $1,000        | | |NRS-100%      $1,000         |
------------------------------ | ------------------------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |   NATIONWIDE RETIREMENT     |
|SOLUTIONS, INC. OF ARKANSAS | | | SOLUTIONS, INC. OF WYOMING  |
|                            | | |                             |
|Common Stock: 50,000 Shares |-|-|Common Stock:  500 Shares    |
|------------                | | |------------                 |
|              Cost          | | |               Cost          |
|              ----          | | |               ----          |
|NRS-100%      $500          | | |NRS-100%      $500           |
------------------------------ | ------------------------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |                             |
|SOLUTIONS, INS. AGENCY, INC.| | |                             |
|                            | |-|   NATIONWIDE RETIREMENT     |
|Common Stock: 1,000 Shares  |-|-|  SOLUTIONS, INC. OF OHIO    |
|------------                | | |                             |
|              Cost          | | |                             |
|              ----          | | |                             |
|NRS-100%      $1,000        | | |                             |
------------------------------ | ------------------------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |                             |
| SOLUTIONS, INC. OF MONTANA | | |                             |
|                            | | |    NATIONWIDE RETIREMENT    |
|Common Stock: 500 Shares    | |-|     SOLUTIONS, INC. OF      |
|------------                |-|-|          OKLAHOMA           |
|              Cost          | | |                             |
|              ----          | | |                             |
|NRS-100%      $500          | | |                             |
------------------------------ | ------------------------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |                             |
| SOLUTIONS, INC. OF NEVADA  | | |                             |
|                            | | |                             |      Subsidiary Companies      -- Solid Line
|Common Stock: 1,000 Shares  | |-|   NATIONWIDE RETIREMENT     |      Contractual Association   -- Double Line
|------------                |-|-|  SOLUTIONS, INC. OF TEXAS   |      Limited Liability Company -- Dotted Line
|              Cost          |   |                             |
|              ----          |   |                             |
|NRS-100%      $1,000        |   |                             |
------------------------------   ------------------------------       June 30, 2002



                                                                                                          Page 2

                                                                                    (Left Side)




















                                      |---------------------------------------------
                                      |
                      ----------------|------------------
                      |       GARTMORE GLOBAL           |
                      |   INVESTMENTS, INC. (GGI)       |
                      | Common Stock:  958,750 Shares   |
                      | ------------                    |
                      | Corp - 94%                      |
                      | Preferred Stock: 500,000 Shares |
                      | ---------------                 |
                      | Corp. - 100%                    |
                      -----------------------------------
                                      |
                  --------------------------------------
                  |                                    |
   --------------------------------     --------------------------------
   |     GARTMORE MUTUAL FUND     |     |                              |
   |        CAPITAL TRUST         |     |    GARTMORE S.A. CAPITAL     |------------------------------------
   |                              |     |         TRUST (GSA)          |
   |                              |     |                              |
   |                              |     |                              |
   |                              |     |                              |
   |   DELAWARE BUSINESS TRUST    |     | DELAWARE BUSINESS TRUST      |
   |                              |     |                              |
   --------------------------------     --------------------------------
                                                        |
                                                        |
                                                        |
                                                        |
                                        --------------------------------
                                        |           EMERGING           |
                                        |         MANAGERS, LLC        |
                                        |            (EM)              |
                                        |                              |
                                        |                              |
                                        | GSA - 100%                   |
                                        |                              |
                                        --------------------------------
                                                        |
                                                        |
                                                        |
                                                        |
                                        --------------------------------
                                        |          NORTHPOINTE         |
                                        |          CAPITAL LLC         |
                                        |                              |
                                        |                              |
                                        |                              |
                                        | EM - 65%                     |
                                        |                              |
                                        --------------------------------



                                                                                                                            (Center)
                                                                    NATIONWIDE(R)

                         -------------------------------                                        ----------------------------------
                         |      NATIONWIDE MUTUAL      |                                        |        NATIONWIDE MUTUAL       |
                         |      INSURANCE COMPANY      |=================|===================== |      FIRE INSURANCE COMPANY    |
                         |          (CASUALTY)         |                 |                      |               (FIRE)           |
                         -------------------------------                 |                      ----------------------------------
                                                                         |
                                                                         |
                                                      -------------------|---------------------
                                                      |   NATIONWIDE CORPORATION (NW CORP)    |
                                                      |        COMMON STOCK:   CONTROL:       |
                                                      |        -------------   --------       |
                                                      |           13,642,432   100%           |
                                                      |             SHARES     COST           |
                                                      |             ------     ----           |
                                                      | CASUALTY  12,992,922   $1,344,787,854 |
                                                      | FIRE         649,510      118,038,022 |
                                                      -----------------------------|-----------
                                                                                   |
                                                                                   |
                                                                                   |
          -------------------|------------------------------------|-----------------------------------|----------------------------
                             |                                    |                                   |
              ---------------|----------------    ----------------|---------------    ----------------|---------------
              |          NATIONWIDE          |    |       NATIONWIDE GLOBAL      |    |     NATIONWIDE FINANCIAL     |
              |       SECURITIES, INC.       |    |     HOLDINGS, INC. (NGH)     |    |     SERVICES, INC. (NFS)     |
              | Common Stock:   7,676 Shares |    | Common Stock:   1 Shares     |    | Common Stock:  Control       |
              | ------------                 |    | -------------   Cost         |    | -------------  -------       |
              |                 Cost         |    |                 ----         |    | Class A        Public-100%   |
              |                 ----         |    | NW Corp.-100%   $794,465,454 |    | Class B        NW Corp - 100%|
              | Corp. - 100%    $5,996,261   |    |       (See Page 4)           |    |        (See Page 2)          |
              --------------------------------    --------------------------------    --------------------------------



             --------------------------------     --------------------------------
             |     GARTMORE GLOBAL ASSET    |     |            ADVISOR           |
             |        MANAGEMENT, INC.      |     |         SOFTWARE, INC.       |
     --------|            (GGAMI)           |     |                              |
             |                              |-----|                              |
             |                              |  |  |                              |
             | GSA - 100%                   |  |  | GGAMI - 23%                  |
             |                              |  |  |                              |
             --------------------------------  |  --------------------------------
                                               |
                                               |
                                               |
                                               |
             --------------------------------  |  --------------------------------
             |           GARTMORE           |  |  |           INVESTIA           |
             |    INVESTORS SERVICES, INC.  |  |  |          HOLDINGS, LTD.      |
             | Common Stock:     5 Shares   |  |  |                              |
             | -------------     Cost       |-----|                              |
             |                   -----      |  |  |                              |
             | GGAMI - 100%      $5,000     |  |  | GGAMI - 25%                  |
             |                              |  |  |                              |
             --------------------------------  |  --------------------------------
                                               |
                                               |
                                               |
                                               |
             --------------------------------  |  --------------------------------
             |                              |  |  |       GARTMORE MORLEY        |
             |    NATIONWIDE GLOBAL FUNDS   |  |  |   FINANCIAL SERVICES, INC.   |
             |                              |  |  |           (MORLEY)           |
             |                              |-----|                              |---|
             |       LUXEMBOURG SICAV       |  |  | Common Stock:   82,343 shares|   |
             |                              |  |  | ------------                 |   |
             |                              |  |  | GGAMI -  100%                |   |
             --------------------------------  |  --------------------------------   |
                                               |                                     |
                                               |                                     |
                                               |                                     |
                                               |                                     |
             --------------------------------  |  --------------------------------   |
             |   GARTMORE DISTRIBUTION      |  |  |   GARTMORE MORLEY CAPITAL    |   |
             |        SERVICES, INC.        |  |  |        MANAGEMENT, INC.      |   |
             | Common Stock:   10,000 Shares|  |  | Common Stock:   500 Shares   |   |
             | ------------    Cost         |-----| ------------    Cost         |---|
             |                 -----        |  |  |                 -----        |   |
             | GGAMI - 100%    $146,653     |  |  | Morley - 100%   $5,000       |   |
             |                              |  |  |                              |   |
             --------------------------------  |  --------------------------------   |
                                               |                                     |
                                               |                                     |
                                               |                                     |
                                               |                                     |
             --------------------------------  |  --------------------------------   |
             |      CORVIANT CORPORATION    |  |  |           GARTMORE           |   |
             |             (CC)             |  |  |        TRUST COMPANY         |   |
             | Common Stock: 450,000 Shares |  |  |                              |   |
             | ------------                 |---  |                              |---|
             | Series A                     |     | Common Stock:   2,000 Shares |   |
             | -----------                  |     | ------------    Cost         |   |
             |  Preferred:   250,000 Shares |     |                 -----        |   |
             |  ---------    Cost           |     | Morley - 100%   $50,000      |   |
             |               ----           |     --------------------------------   |
             | GGAMI - 100%  $10,000,000    |                                        |
             --------------------------------                                        |
                            |                                                        |
                            |                                                        |
             --------------------------------     --------------------------------   |
             |                              |     |       GARTMORE MORLEY &      |   |
             |   VILLANOVA SECURITIES, LLC  |     |        ASSOCIATES, INC.      |   |
             |                              |     | Common Stock:   3,500 Shares |   |
             |                              |     | ------------    Cost         |---|
             | CC - 100%                    |     |                 -----        |
             |                              |     | Morley - 100%   $1,000       |
             |                              |     |                              |
             --------------------------------     --------------------------------


                                                                                                                            (Right)






















------------------------------------|------------------------------------------------------------|
                                    |                                                            |
                    ----------------|----------------                           -----------------|---------------
                    |        GATES, MCDONALD        |                           |          NATIONWIDE           |
                    |       & COMPANY (GATES)       |                           |   HEALTH PLANS, INC. (NHP)    |
                    |                               |                           |                               |
                    | Common Stock:    254 Shares   |                        ---| Common Stock:    100 Shares   |
                    | ------------     Cost         |                        |  | ------------     Cost         |
                    |                  ----         |                        |  |                  ----         |
                    | NW Corp - 100%   $25,683,532  |                        |  | NW Corp.-100%    $19,103,732  |
                    ----------------|----------------                        |  ---------------------------------
                                    |                                        |
                                    |                                        |
                                    |                                        |
 ---------------------------------  |  ---------------------------------     |  ---------------------------------
 |     MEDPROSOLUTIONS, INC.     |  |  |      NEVADA INDEPENDENT       |     |  |     NATIONWIDE MANAGEMENT     |
 |                               |  |  |    COMPANIES-MANUFACTURING    |     |  |         SYSTEMS, INC.         |
 |                               |  |  |      TRANSPORTATION AND       |     |  |                               |
 |                               |--|--|         DISTRIBUTION          |     |--|Common Stock:    100 Shares    |
 |                               |  |  |                               |     |  |------------                   |
 |                 Cost          |  |  |                               |     |  |                 Cost          |
 |                 ----          |  |  |                               |     |  |                 -----         |
 | Gates-100%      $6,700,000    |  |  |Common Stock:    1,000 Shares  |     |  |NHP-100%         $25,149       |
 |                               |  |  |------------                   |     |  |                               |
 |--------------------------------  |  |Gates - 100%                   |     |  ---------------------------------
 |                                  |  ---------------------------------     |
 |                                  |                                        |
 |--------------------------------  |  ---------------------------------     |  ---------------------------------
 |       GATES, MCDONALD &       |  |  |       NEVADA INDEPENDENT      |     |  |           NATIONWIDE          |
 |   COMPANY OF NEW YORK, INC.   |  |  |      COMPANIES-HEALTH AND     |     |  |          AGENCY, INC.         |
 |                               |  |  |           NONPROFIT           |     |  |                               |
 |                               |--|--|                               |     ---|                               |
 | Common Stock:   3 Shares      |  |  |                               |        |Common Stock:    100 Shares    |
 | ------------                  |  |  |                               |        |------------                   |
 |                 Cost          |  |  |Common Stock:    1,000 Shares  |        |                 Cost          |
 |                 -----         |  |  |------------                   |        |                 -----         |
 | Gates-100%      $106,947      |  |  |Gates-100%                     |        |NHP-99%          $116,077      |
 ---------------------------------  |  ---------------------------------        ---------------------------------
                                    |
                                    |
 ---------------------------------  |  ---------------------------------
 |       GATES, MCDONALD &       |  |  |      NEVADA INDEPENDENT       |
 |       COMPANY OF NEVADA       |  |  |    COMPANIES-CONSTRUCTION     |
 |                               |  |  |                               |
 |                               |--|--|                               |
 | Common Stock:   40 Shares     |  |  | Common Stock:   1,000 Shares  |
 | ------------                  |  |  | ------------                  |
 |                 Cost          |  |  |                               |
 |                 ----          |  |  |                               |
 | Gates-100%      $93,750       |  |  | Gates-100%                    |
 ---------------------------------  |  ---------------------------------
                                    |
                                    |
 ---------------------------------  |  ---------------------------------
 |        GATESMCDONALD          |  |  |      NEVADA INDEPENDENT       |
 |      HEALTH PLUS, INC.        |  |  |     COMPANIES-HOSPITALITY     |
 |                               |  |  |       AND ENTERTAINMENT       |
 |                               |--|--|                               |
 | Common Stock:   200 Shares    |  |  |                               |
 | ------------                  |  |  |                               |
 |                 Cost          |  |  |Common Stock:    1,000 Shares  |
 |                 ----          |  |  |------------                   |
 | Gates-100%      $2,000,000    |  |  |Gates-100%                     |
 ---------------------------------  |  ---------------------------------















                                                                                        Subsidiary Companies      -- Solid Line
                                                                                        Contractual Association   -- Double Line
                                                                                        Limited Liability Company -- Dotted Line

                                                                                        June 30, 2002

                                                                                                                       (Left Side)

                                                                  |----------------------------------------|------------------------
                                                                  |                                        |
              --------------|--------------         --------------|--------------            --------------|--------------
              |     AUDENSTAR LIMITED     |         |   GARTMORE GLOBAL ASSET   |            | NATIONWIDE GLOBAL LIMITED |
              |           (AL)            |         |     MANAGEMENT TRUST      |            |                           |
              |                           |         |         (GGAMT)           |            | Common Stock: 20,343,752  |
              |                           |---------|                           |            | ------------  Shares      |
              |                           |    |    |                           |            |               ------      |
              |                           |    |    |                           |            | NGH           20,343,751  |
              | GGAMT-100%                |    |    | NGH-100%                  |            | LUX SA        1           |
              --------------|--------------    |    --------------|--------------            -----------------------------
                            |                  |                  |
                            |                  |                  |                   ---------------------|-----------------------
              --------------|--------------    |    --------------|--------------     |      --------------|--------------
              |  RIVERVIEW INTERNATIONAL  |    |    |     NATIONWIDE ASSET      |     |      |    GARTMORE INVESTMENT    |
              |        GROUP, INC.        |    |    | MANAGEMENT HOLDINGS, LTD. |     |      |        SERVICES LTD.      |
              |           (RIG)           |    |    |         (NAMHL)           |     |      |          (GISL)           |
              |                           |    |    |                           |     |  |---|                           |
              |                           |    |    |                           |     |  |   |                           |
              |                           |    |    |                           |     |  |   | GIM-80%                   |
              | AL-21%                    |    |    | GGAMT-100%                |     |  |   | GNL-20%                   |
              --------------|--------------    |    --------------|--------------     |  |   -----------------------------
                            |                  |                  |                   |  |
              -----------------------------    |    -----------------------------     |  |   -----------------------------
              |  GARTMORE RIVERVIEW, LLC  |    |    |    NATIONWIDE UK ASSET    |     |  |   |    GARTMORE INVESTMENT    |
              |                           |    |    | MANAGEMENT HOLDINGS, LTD. |     |  |   |       SERVICES GMBH       |
              |                           |    |    |         (NUKAMHL)         |     |  |   |                           |
              |                           |    |    |                           |     |  |---|                           |
              |                           |    |    |                           |     |  |   |                           |
              |                           |    |    |                           |     |  |   |                           |
              | RIG-70%                   |    |    | NAMHL-100%                |     |  |   | GISL-100%                 |
              --------------|--------------    |    --------------|--------------     |  |   -----------------------------
                                               |                  |                   |  |
              -----------------------------    |    --------------|--------------     |  |   -----------------------------
              |      GARTMORE ASSET       |    |    |   NATIONWIDE UK HOLDING   |     |  |   |  GARTMORE FUND MANAGERS   |
              |     MANAGEMENT, INC.      |    |    |       COMPANY, LTD.       |     |  |   |   INTERNATIONAL LIMITED   |
              |                           |    |    |         (NUKHCL)          |     |  |   |          (GFMI)           |
              |                           |----|    |                           |     |  |---|                           |
              |                           |         |                           |     |      |                           |
              |                           |         |                           |     |      | GISL-99.99%               |
              | GGAMT-100%                |         | NUKAMHL-96.1%             |     |      | GSL-.01%                  |
              -----------------------------         --------------|--------------     |      --------------|--------------
                                                                  |                   |                    |
                                                    --------------|--------------     |      --------------|--------------
                                                    |     ASSET MANAGEMENT      |     |      |    GARTMORE SECRETARIES   |
                                                    |       HOLDINGS PLC        |     |      |       (JERSEY) LTD.       |
                                                    |           (AMH)           |     |      |                           |
                                                    |                           |     |      |                           |
                                                    |                           |     |      | GFMI-94%                  |
                                                    |                           |     |      | GSL-3%                    |
                                                    | NUKHCL-100%               |     |      | GIM-3%                    |
                                                    --------------|--------------     |      -----------------------------
                                                                  |                   |
                                                    --------------|--------------     |
                                                    |     GARTMORE INVESTMENT   |     |
                                                    |       MANAGEMENT PLC      |     |
                                                    |           (GIM)           |     |
                                                    |                           |-----|
                                                    |                           |
                                                    | AMH-99.99%                |
                                                    | GNL-.01%                  |
                                                    -----------------------------


                                                                                                                           (Center)
                                                           NATIONWIDE(R)
--------------------------------------------------                                --------------------------------------------------
|               NATIONWIDE MUTUAL                |                                |                NATIONWIDE MUTUAL               |
|               INSURANCE COMPANY                |================================|            FIRE INSURANCE COMPANY              |
|                  (CASUALTY)                    |                   |            |                    (FIRE)                      |
--------------------------------------------------                   |            --------------------------------------------------
                                                                     |
                                                  -----------------------------------------
                                                  |    NATIONWIDE CORPORATION (NW CORP)   |
                                                  |   COMMON STOCK:           CONTROL:    |
                                                  |   ------------            -------     |
                                                  |    13,642,432               100%      |
                                                  |             SHARES     COST           |
                                                  |             ------     ----           |
                                                  |CASUALTY     12,992,922 $1,344,787,854 |
                                                  |FIRE            649,510    118,038,022 |
                                                  -------------------|---------------------
                                                                     |
                                                      ---------------|-------------
                                                      |     NATIONWIDE GLOBAL     |
                                                      |    HOLDINGS, INC. (NGH)   |
                                                      |                           |
                                                      |Common Stock:  1 Share     |
                                                      |------------   -------     |
                                                      |                           |
                                                      |               Cost        |
                                                      |               ----        |
                                                      |NW Corp.-100%  $749,465,454|
                                                      ---------------|-------------
                                                                     |
--------------------------------------|------------------------------|--------------------------------|--------------------
                                      |                              |                                |
                        ----------------------------     --------------------------     ----------------------------
                        |           NGH            |     |       NATIONWIDE       |     |     NATIONWIDE GLOBAL    |
                        |     NETHERLANDS B.V.     |     |   SERVICES SP. Z.O.O.  |     |       JAPAN, INC.        |
                        |                          |     |                        |     |                          |
                        |Common Stock: 40 Shares   |     | Common Stock: 80 Shares|     |Common Stock: 100 Shares  |
                        |-------------             |     | -------------          |     |-------------             |
                        |              Cost        |     |               Cost     |     |              Cost        |
                        |              ----        |     |               ----     |     |              ----        |
                        |NGH-100%      NLG 52,500  |     |NGH-100%       4,000 PLN|     |NGH-100%      $100        |
                        ----------------------------     --------------------------     ----------------------------
--------------------|---------------------------------|------------------------------|---------------------------------
                    |   ----------------------------  |  --------------------------  |  ----------------------------
                    |   |      GARTMORE FUND       |  |  |GARTMORE INVESTMENT LTD.|  |  |  DAMIAN SECURITIES LTD.  |
                    |   |      MANAGERS LTD.       |  |  |         (GIL)          |  |  |                          |
                    |   |          (GFM)           |  |  |                        |  |  |                          |
                    |   |                          |  |  |                        |  |  |                          |
                    ----|                          |  ---|                        |  ---|                          |
                    |   |                          |  |  |                        |  |  |                          |
                    |   |GIM-99.99%                |  |  |GIM-99.9%               |  |  |GIM 50%                   |
                    |   |GSL-.01%                  |  |  |GNL-.1%                 |  |  |GSL-50%                   |
                    |   ----------------------------  |  --------------------------  |  ----------------------------
                    |                                 |                              |
                    |   ----------------------------  |  --------------------------  |  ----------------------------
                    |   |     FENPLACE LIMITED     |  |  |     GARTMORE JAPAN     |  |  |  GARTMORE NOMINEES LTD.  |
                    |   |                          |  |  |        LIMITED         |  |  |          (GNL)           |
                    |   |                          |  |  |                        |  |  |                          |
                    |---|                          |  ---|                        |  |--|                          |
                    |   |                          |  |  |                        |  |  |                          |
                    |   |                          |  |  |                        |  |  |                          |
                    |   |GFM-100%                  |  |  |GIL-100%                |  |  |GIM-99.99%                |
                    |   |                          |  |  |                        |  |  |GSL-.01%                  |
                    |   ----------------------------  |  --------------------------  |  ----------------------------
                    |                                 |                              |
                    |   ----------------------------  |  --------------------------  |  ----------------------------
                    |   | GARTMORE SECURITIES LTD. |  |  |   GARTMORE 1990 LTD.   |  |  |     GARTMORE PENSION     |
                    |   |          (GSL)           |  |  |    (General Partner)   |  |  |      TRUSTEES, LTD.      |
                    |   |                          |  |  |                        |  |  |                          |
                    |   |                          |  |  |                        |  |  |                          |
                    ----|                          |  ---|                        |  ---|                          |
                        |                          |  |  |                        |  |  |                          |
                        |                          |  |  |                        |  |  |                          |
                        |GIM-99.99%                |  |  |GIM-50%                 |  |  |GIM-99%                   |
                        |GNL-.01%                  |  |  |GSL-50%                 |  |  |GSL-1%                    |
                        ----------------------------  |  --------------------------  |  ----------------------------
                                                      |                              |
                                                      |  --------------------------  |  ----------------------------
                                                      |  |  GARTMORE INDOSUEZ UK  |  |  |    GIL NOMINEES LTD.     |
                                                      |  |     RECOVERY FUND      |  |                             |
                                                      |  |      (G.P.) LTD.       |  |  |                          |
                                                      |  |                        |  |  |                          |
                                                      ---|                        |  ---|                          |
                                                      |  |                        |     |                          |
                                                      |  |GIM-50%                 |     |GIM-50%                   |
                                                      |  |GNL-50%                 |     |GSL-50%                   |
                                                      |  --------------------------     ----------------------------
                                                      |
                                                      |  --------------------------
                                                      |  |  GARTMORE 1990 TRUSTEE |
                                                      |  |          LTD.          |
                                                      |  |    (General Partner)   |
                                                      ---|                        |
                                                         |                        |
                                                         |                        |
                                                         |GIM-50%                 |
                                                         |GSL-50%                 |
                                                         --------------------------








                                                                                                                            (Right)
















------------------------|---------------|--------------|--------------------------------------|
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
         ---------------|-------------- | -------------|-----------------        -------------|--------------
         |     NATIONWIDE GLOBAL      | | |   NATIONWIDE TOWARZYSTWO    |        |    NATIONWIDE GLOBAL     |
         |        FINANCE, LLC        | | |  UBEZPIECZEN NA ZYCIE SA    |        | HOLDINGS, INC. LUXEMBOURG|
         |                            | | |                             |        |      BRANCH (BRANCH)     |
         |    Single Member Limited   | | |Common Stock:  1,952,000     |        |                          |
         |      Liability Company     | | |------------   Shares        |        |                          |
         |                            | | |                             |        |                          |
         |                            | | |                             |        |                          |
         |NGH-100%                    | | |NGH-100%                     |        |Endowment Capital-        |
         |                            | | |--------------|---------------        |               $1,000,000 |
         |                            | | |              |                       -------------|--------------
         ------------------------------ | |--------------|---------------        -------------|--------------
         ------------------------------ | |         NATIONWIDE          |        |    NGH LUXEMBOURG S.A.   |
         |     GARTMORE CAPITAL       | | |    FINANCIAL SP. Z O.O.     |        |         (LUX SA)         |
---------|      MANAGEMENT LTD.       | | |                             |        |                          |
         |          (GCM)             | | |Common Stock: 40,950 Shares  |   |----|Common Stock: 5,894       |
         |                            | | |                             |   |    |              Shares      |
         |  GIM - 99.99%              | | | NGH-100%                    |   |    |               Cost       |
         |  GSL - .01%                | | |                             |   |    |               ----       |
         -----------------------------| | -------------------------------   |    |BRANCH-99.98% 115,470,723 |
----|    -----------------------------| |                                   |    |              EURO        |
    |----|     GARTMORE U.S. LTD.     | | |------------------------------   |    ----------------------------
    |    |           (GUS)            | | |     SIAM AR-NA-KHET         |   |    ----------------------------
    |    |                            | | |    COMPANY LTD. (SIAM)      |   |    |        NGH UK, LTD.      |
    |    |                            | |-|                             |   |    |                          |
    |    | GCM - 100%                 | | | NGH - 48.99%                |   |----| LUX SA - 100%            |
    |    |                            | | |                             |   |    |                          |
    |    ------------------------------ | |                             |   |    |                          |
    |                                   | |                             |   |    |                          |
    |    ------------------------------ | |                             |   |    |                          |
    |    | GARTMORE GLOBAL PARTNERS   | | ---------------|---------------   |    ----------------------------
    |    |      (General Partner)     | |                |                  |
    |    |                            | | ---------------|---------------   |    ----------------------------
    |----|                            | | |  NATIONWIDE LIFE ASSURANCE  |   |    |NATIONWIDE GLABAL HOLDINGS|
         |                            | | |        COMPANY, LTD.        |   |    |-NGH BRASIL PARTICIPACOES,|
         |                            | | |                             |   |    |     LTDA (NGH BRASIL)    |
         | GUS - 50%                  | | |NGH - 24.3%                  |   |----|                          |
         | GSL - 50%                  | | |SIAM - 37.7%                 |   |    |        Shares     Cost   |
         ------------------------------ | |                             |   |    |LUX     ------     ----   |
                                        | |                             |   |    |SA  6,164,899   R6,164,889|
                                        | |                             |   |    |NGH 1           R1        |
                                        | -------------------------------   |    -------------|--------------
                                        |                                   |                 |
                                        | -------------------------------   |    -------------|--------------
                                        | |     SBSC LTD (THAILAND)     |   |    |  NATIONWIDE HOLDING SA   |
                                        | |                             |   |    |         (NHSA)           |
                                        |-|                             |   |    |                          |
                                          |Common Stock:  24,500        |   |    |        Shares    Cost    |
                                          |------------   Shares        |   |    | NGH    ------    ----    |
                                          |                             |   |    | BRASIL        R42,900,999|
                                          | NGH - .01%                  |   |    |     42,900,999           |
                                          | SIAM - 48.98%               |   |    | LUX SA   1    R1         |
                                          -------------------------------   |    -------------|--------------
                                                                            |                 |
                                          -------------------------------   |    -------------|--------------
                                          |      PANEUROLIFE (PEL)      |   |    | DINAMICA PARTICIPACOES SA|
                                          |Common Stock: 1,300,000      |   |    |         (DPSA)           |
                                          |              Shares         |   |    |      Shares      Cost    |
                                          |              Cost           |---|    |      ------      ----    |
                                          |              ----           |        |NHSA                      |
                                          | LUX SA - 100% 3,817,832,685 |        |  132,522,386  R14,723,256|
                                          | LUF                         |        |NGH BRASIL  1  R1,472     |
                                          --------------|----------------        --------------|-------------
                                                        |                                      |
                                          --------------|----------------        --------------|-------------
                                          |        VERTBOIS, SA         |        |NATIONWIDE MARITIMA VIDA e|
                                          |                             |        |     PREVIDENCIA SA       |
                                          |                             |        |                          |
                                          |                             |        |Common Stock: 134,822,225 |
                                          |                             |        |------------   Shares     |
                                          |PEL - 99.99%                 |        |            Cost          |
                                          |LUX SA - .01%                |        |            ----          |
                                          -------------------------------        | DPSA - 86.4% R14,128,512 |
                                                                                 ----------------------------

                                                                                Subsidiary Companies      -- Solid Line
                                                                                Contractual Association   -- Double Line
                                                                                Limited Liability Company -- Dotted Line



                                                                                June 30, 2002



                                                                                                                    Page 4



Item 30.      INDEMNIFICATION
              Provision is made in Nationwide's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by Nationwide of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of Nationwide, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio. Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling Nationwide pursuant to the foregoing provisions, Nationwide has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.      PRINCIPAL UNDERWRITER

               (a) Waddell & Reed, Inc. serves as principal underwriter and general distributor for the Nationwide Variable Account - 9, Nationwide VA Separate Account - D and Nationwide VLI Separate Account-5. In addition Waddell & Reed, Inc. serves as principal underwriter and general distributor for the:
                   Waddell & Reed Advisors Funds
                        Waddell & Reed Advisors Funds, Inc.
                            Waddell & Reed Advisors Accumulative Fund
                            Waddell & Reed Advisors Bond Fund
                            Waddell & Reed Advisors Core Investment Fund
                            Waddell & Reed Advisors Science and Technology Fund
                        Waddell & Reed Advisors Asset Strategy Fund, Inc. Waddell & Reed Advisors Cash Management, Inc.
                        Waddell & Reed Advisors Continental Income Fund, Inc. Waddell & Reed Advisors Global Bond Fund, Inc.
                        Waddell & Reed Advisors Government Securities Fund, Inc. Waddell & Reed Advisors High Income Fund, Inc.
                        Waddell & Reed Advisors International Growth Fund, Inc. Waddell & Reed Advisors Municipal Bond Fund, Inc. Waddell & Reed Advisors Municipal High Income Fund, Inc. Waddell & Reed Advisors New Concepts Fund, Inc.
                        Waddell & Reed Advisors Retirement Shares, Inc.
                        Waddell & Reed Advisors Small Cap Fund, Inc.
                        Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. Waddell & Reed Advisors Value Fund, Inc.
                        Waddell & Reed Advisors Vanguard Fund, Inc.
                   W&R  Funds, Inc.

                         Asset Strategy Fund
                         Core Equity Fund
                         High Income Fund
                         International Growth Fund
                         Large Cap Growth
                         Fund Limited-Term Bond Fund
                         Mid Cap Growth Fund
                         Money Market Fund
                         Municipal Bond Fund
                         Science and Technology Fund
                         Small Cap Growth Fund
                         Tax-Managed Equity Fund
                    W&R/Target Funds, Inc.
                         Asset Strategy Portfolio
                         Balanced Portfolio
                         Bond Portfolio
                         Core Equity Portfolio
                         Growth Portfolio
                         High Income Portfolio
                         International Portfolio
                         Limited-Term Bond Portfolio
                         Money Market Portfolio
                         Science and Technology Portfolio
                         Small Cap Portfolio
                         Value Portfolio.



              (b)                     WADDELL & REED, INC.
                                     DIRECTORS AND OFFICERS

Keith A. Tucker, Director and Chairman of the Board
         Henry J. Hermann, Director
         Robert J. Williams, Executive Vice President and National Sales
         Manager
         Thomas W. Butch, Executive Vice President and Chief Marketing Officer Daniel C. Schulte, Senior Vice President, Secretary and Chief Legal Officer
         Michael D. Strohm, Director, President, Chief Executive Officer, and Chief Financial Officer
         John E. Sundeen, Jr., Senior Vice President and Treasurer

         The business address of Waddell & Reed, Inc. is:
         6300 Lamar Avenue
         Overland Park, Kansas 66202

 (c)

NAME OF PRINCIPAL              NET UNDERWRITING         COMPENSATION ON         BROKERAGE          COMPENSATION
UNDERWRITER                    DISCOUNTS AND            REDEMPTION OR           COMMISSIONS
                               COMMISSIONS              ANNUITIZATION
---------------------------------------------------------------------------------------------------------------
Waddell & Reed, Inc.           N/A                      N/A                     N/A                N/A
---------------------------------------------------------------------------------------------------------------

Item 32.      LOCATION OF ACCOUNTS AND RECORDS

              John Davis
              Nationwide Life Insurance Company

              One Nationwide Plaza
              Columbus, OH  43215

Item 33.      MANAGEMENT SERVICES
              Not Applicable

Item 34.FEE REPRESENTATION

              Nationwide represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

                                   SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VLI SEPARATE ACCOUNT-5, certifies that it meets the requirements of the Securities Act Rule 485(a) for effectiveness of this Post-Effective Amendment and has caused this Post-Effective Amendment to be signed on its behalf in the City of Columbus, and State of Ohio, on this 26th day of November, 2002.

                                    NATIONWIDE VLI SEPARATE ACCOUNT-5
                                    -------------------------------------------
                                    (Registrant)

                                    NATIONWIDE LIFE INSURANCE COMPANY
                                    -------------------------------------------
                                    (Depositor)

                                    By: /s/ STEVEN SAVINI, ESQ.
                                    -------------------------------------------
                                    Steven Savini, Esq.


As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on this 26th day of November, 2002.


               SIGNATURE                                   TITLE


/s/ W. G. JURGENSEN                         Director and Chief Executive Officer
----------------------------------------
W. G. Jurgensen

/s/ JOSEPH J. GASPER                             Director and President and
----------------------------------------
Joseph J. Gasper                                  Chief Operating Officer

/s/ MICHAEL S. HELFER                              Director and Executive
----------------------------------------
Michael S. Helfer                            Vice President-Corporate Strategy

/s/ DONNA A. JAMES                              Director and Executive Vice
----------------------------------------
Donna A. James                           President-Chief Administrative Officer

/s/ ROBERT A. OAKLEY                            Director and Executive Vice
----------------------------------------
Robert A. Oakley                             President-Chief Financial Officer

/s/ ROBERT J. WOODWARD, JR                      Director and Executive Vice
----------------------------------------
Robert J. Woodward, Jr.                      President-Chief Investment Officer

/s/ GALEN R. BARNES                                       Director
----------------------------------------
Galen R. Barnes


                                                  By /s/ STEVEN SAVINI
                                        ---------------------------------------
                                                     Steven Savini
                                                    Attorney-in-Fact






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